Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 March 2015

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) transformation plan (which includes RBS’s 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of Williams & Glyn and Citizens, RBS’s information technology and operational investment plan, the proposed restructuring of RBS’s CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; RBS’s future financial performance; the level and extent of future impairments and write-downs; and RBS’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in Appendix 5 to this document. These include the significant risks for RBS presented by the execution of the transformation plan; RBS’s ability to successfully implement the various initiatives that are comprised in the transformation plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the transformation plan as a viable, competitive, customer-focused and profitable bank; RBS’s ability to achieve its capital targets which depend on RBS’s success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the transformation plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS including a possible referendum on the UK’s membership of the EU; operational risks that are inherent in RBS’s business and that could increase as RBS implements its transformation plan; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS’s operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS’s operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets by the Group; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis in Note 11 (the “non-statutory basis”). Only the following will now be reported as reconciling items: own credit adjustments, gain/(loss) on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest. Further the results of Citizens are included in the appropriate caption on a non-statutory basis and included in discontinued operations on a statutory basis. Discussion of RBS’s performance focuses on the non-statutory basis as RBS believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis in Note 11. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “RBS excluding RBS Capital Resolution (RCR)” for all periods in 2014 and for prior periods “RBS excluding Non-Core”. Certain measures disclosed in this document for RBS excluding RCR/Non-Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of RCR/Non-Core. The presentation of Personal & Business Banking (“PBB”) which includes the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of Commercial and Private Banking (“CPB”) which includes the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for a GAAP measure. Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio and further metrics included in the Capital and risk management appendix represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Reporting changes

On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into seven operating segments. In addition, in order to present a more complete picture of funding, operational and business costs of the operating segments, certain reporting changes were implemented.

For further information on these changes refer Note  11 on page 92.

Recent developments

Sale of a North American loan portfolio to Mizuho

On 26 February 2015, RBS announced that it has entered into a definitive agreement with Mizuho Bank, Ltd. ("Mizuho"), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a portfolio of US and Canadian loan commitments. As part of the transaction, the parties also continue to explore the transfer of certain associated derivatives, and the transition from RBS to Mizuho of certain coverage banking, debt capital markets, syndicate, and associated capabilities related to these commitments.

The transaction is aligned with the strategic direction RBS has announced for its Corporate & Institutional Banking business, which will focus mainly on UK and Western European customers, built on existing product and service strengths. RBS will remain engaged in the US, serving a select group of North American clients with strong links into the UK.

The portfolio sold to Mizuho comprises $36.5 billion of loan commitments, including $3.2 billion of drawn assets, as of 31 December 2014. The risk-weighted assets associated with the portfolio business were approximately $8 billion as of 31 December 2014, and it generated profit after tax of $0.1 billion in the year ended on that date. The cash consideration on that basis would be approximately $3.0 billion, generating a loss on disposal of $0.2 billion. Actual cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes.

The transaction is expected to complete before the end of Q2 2015. RBS will work closely with Mizuho and our existing clients associated with these loan commitments to ensure an orderly and seamless transition at completion.

Moody’s

On 17 March 2015, Moody’s announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody’s lowered expectations about the likelihood of government support for European banks in light of the introduction of the EU Bank Recovery and Resolution Directive (BRRD). Moody’s provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody’s preliminary indication contemplates that RBS’s long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain of the Group’s subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Partial sale of Citizens Financial Group, Inc. stake

On 23 March 2015, RBS announced that it intended to sell part of its shareholding in Citizens Financial Group, Inc. (Citizens), and on 26 March 2015 announced the pricing of the offer.

The offer comprises 135 million shares, or 24.7%, of Citizens common stock at a public offering price per share of $23.75.

RBS has also granted a 15% over-allotment option, under which the underwriters have a 30-day option to purchase an additional 20.25 million shares at the public offering price, less the underwriting discount. If the underwriters exercise this option in full, the total offering size, including the shares pursuant to the over-allotment option, would comprise 155.25 million shares, or 28.4% of Citizens common stock.

Gross proceeds realised by RBS will be $3.2 billion ($3.7 billion assuming exercise in full of the over-allotment option) with the cash proceeds being used for general business purposes.

Following the offering, RBS will continue to hold up to 45.6% of Citizens shares of common stock (41.9% assuming exercise of the entire over-allotment option), which are subject to a 90-day lock-up. During this period, the lock-up agreement is subject to modification, waiver or cancellation. RBS will continue to consolidate Citizens in its financial statements.

The partial sale is part of RBS's strategy to fully exit its holding in Citizens by the end of 2016 as part of its European Commission state aid commitments.

Disposal of Royal Bank of Scotland's internationally managed Private Banking and Wealth Management business.

On 27 March 2015, RBS announced it has reached an agreement to sell its internationally managed Private Banking and Wealth Management business to Union Bancaire Privée UBP SA (UBP).  The sale comprises client relationships outside the British Isles and associated staff. RBS will continue to service UK Private Banking and Wealth Management client needs, together with those of international clients with a strong connection to the UK, from the British Isles through its Coutts and Adam & Company brands. The transaction is subject to regulatory approvals.

The sale includes relationships managed from Switzerland, Monaco, UAE, Qatar, Singapore and Hong Kong. As at 31 December 2014 assets under management were approximately CHF32bn and total risk-weighted assets were CHF2bn. The price paid will be determined in part by assets under management on closing. RBS anticipates receiving a premium. The resulting capital benefit to RBS is expected to be modest after writing off goodwill related to the business and taking into account anticipated exit and restructuring costs. In the Q1 2015 results, the business to be sold will be treated as a disposal group, resulting in an expected charge in the order of £200 million, primarily relating to the goodwill write off. Initial closing of the transaction is envisaged in Q4 2015, when a majority of the business is expected to transfer, with the remainder during the first part of 2016.

The transaction is subject to regulatory approvals.

Condensed consolidated income statement

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	13,079	14,488	3,238	3,297	3,437
Interest payable	(3,821)	(5,471)	(856)	(927)	(1,154)

Net interest income	9,258	9,017	2,382	2,370	2,283

Fees and commissions receivable	4,414	4,678	1,055	1,116	1,183
Fees and commissions payable	(875)	(923)	(204)	(196)	(240)
Income from trading activities	1,285	2,571	(403)	238	175
Gain on redemption of own debt	20	175	-	-	(29)
Other operating income	1,048	1,219	135	108	(7)

Non-interest income	5,892	7,720	583	1,266	1,082

Total income	15,150	16,737	2,965	3,636	3,365

Staff costs	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)
Premises and equipment	(2,081)	(2,038)	(480)	(475)	(622)
Other administrative expenses	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)
Depreciation and amortisation	(930)	(1,247)	(203)	(261)	(321)
Write down of goodwill and other intangible assets	(523)	(1,403)	(311)	-	(1,403)

Operating expenses	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Profit/(loss) before impairment losses	1,291	(729)	(1,353)	253	(4,057)
Impairment releases/(losses)	1,352	(8,120)	670	847	(5,030)

Operating profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)
Tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403

Profit/(loss) from continuing operations	734	(9,035)	(1,723)	823	(8,684)

(Loss)/profit from discontinued operations, net of tax
- Citizens (1)	(3,486)	410	(3,885)	114	78
- Other	41	148	3	3	15

(Loss)/profit from discontinued operations,
net of tax	(3,445)	558	(3,882)	117	93

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)
Non-controlling interests	(60)	(120)	(71)	53	3
Preference share and other dividends	(379)	(398)	(115)	(97)	(114)
Dividend access share	(320)	-	-	-	-

(Loss)/profit attributable to ordinary and
B shareholders	(3,470)	(8,995)	(5,791)	896	(8,702)

(Loss)/earnings per ordinary and equivalent
B share (EPS) (2)
Basic EPS from continuing and discontinued operations	(30.6p)	(80.3p)	(50.7p)	7.9p	(77.3p)
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)

Notes:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss on transfer of CFG to disposal groups, certain Citizens related activities in Central items and related reconciling items.

(2)	Diluted EPS in the quarter ended 30 September 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Condensed consolidated balance sheet

at 31 December 2014

	31 December	30 September	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	74,872	67,900	82,659
Net loans and advances to banks	23,027	29,090	27,555
Reverse repurchase agreements and stock borrowing	20,708	24,860	26,516
Loans and advances to banks	43,735	53,950	54,071
Net loans and advances to customers	334,251	392,969	390,825
Reverse repurchase agreements and stock borrowing	43,987	50,631	49,897
Loans and advances to customers	378,238	443,600	440,722
Debt securities	86,649	106,769	113,599
Equity shares	5,635	8,309	8,811
Settlement balances	4,667	20,941	5,591
Derivatives	353,590	314,021	288,039
Intangible assets	7,781	12,454	12,368
Property, plant and equipment	6,167	6,985	7,909
Deferred tax	1,540	2,843	3,478
Prepayments, accrued income and other assets	5,878	7,185	7,614
Assets of disposal groups	82,011	1,153	3,017

Total assets	1,050,763	1,046,110	1,027,878

Liabilities
Bank deposits	35,806	38,986	35,329
Repurchase agreements and stock lending	24,859	30,799	28,650
Deposits by banks	60,665	69,785	63,979
Customer deposits	354,288	405,367	414,396
Repurchase agreements and stock lending	37,351	44,302	56,484
Customer accounts	391,639	449,669	470,880
Debt securities in issue	50,280	53,487	67,819
Settlement balances	4,503	21,049	5,313
Short positions	23,029	34,499	28,022
Derivatives	349,805	310,361	285,526
Accruals, deferred income and other liabilities	13,346	14,618	16,017
Retirement benefit liabilities	2,579	2,629	3,210
Deferred tax	500	491	507
Subordinated liabilities	22,905	24,412	24,012
Liabilities of disposal groups	71,320	272	3,378

Total liabilities	990,571	981,272	968,663

Equity
Non-controlling interests	2,946	2,747	473
Owners’ equity*
Called up share capital	6,877	6,832	6,714
Reserves	50,369	55,259	52,028

Total equity	60,192	64,838	59,215

Total liabilities and equity	1,050,763	1,046,110	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	52,149	56,799	53,450
Other equity owners	5,097	5,292	5,292

	57,246	62,091	58,742

Key points

FY 2014 performance

●

Loss attributable to ordinary and B shareholders was £3,470 million, compared with a loss of £8,995 million in 2013. The result included a loss from discontinued operations net of tax of £3,445 million, which reflected an accounting write-down of £3,994 million taken in relation to Citizens, which has been written down to fair value less costs to sell as a consequence of it being reclassified as ‘held-for-sale’ in the statutory results. This write-down does not affect RBS’s capital position.

●

The tax charge included a net write-off of deferred tax assets of £1.5 billion relating to the UK (£850 million) and the US (£775 million), reflecting the impact of the decision to scale back the CIB operations. This was partially offset by write-backs relating to Ulster Bank.

●

Operating profit before tax was £2,643 million compared with an operating loss before tax of £8,849 million in 2013. Operating profit on a non-statutory basis improved to £3,503 million for 2014 compared with an operating loss of £7,500 million in 2013. Operating profit before tax benefitted from improved operating results in core businesses together with significant impairment releases in Ulster Bank and RCR.

●

Restructuring costs of £1,257 million (2013 - £656 million) were up 92% but conduct and litigation costs were 43% lower at £2,194 million (2013 - £3,844 million) and included charges relating to foreign exchange trading, Payment Protection Insurance (PPI), customer redress associated with interest rate hedging products, IT incident in 2012 and other costs including packaged accounts and investment products. Excluding restructuring, conduct and litigation costs, operating profit on a non-statutory basis was £6,954 million, compared with a loss of £3,000 million in 2013.

●

Total income was £15,150 million compared with £16,737 million in 2013. On a non-statutory basis, total income totalled £18,197 million, down 6% from 2013. Improvements in net interest income in PBB and CPB were offset by lower income from trading activities in CIB, in line with its smaller balance sheet and reduced risk profile. Net interest margin on a statutory basis was 2.14%, up from 1.90% in 2013, with improved liability margins partially offset by pressure on mortgage and corporate lending margins and by the continuing shift in mix towards lower margin secured lending.

●

Operating expenses were £13,859 million compared with £17,466 million. On a non-statutory basis, operating expenses of £15,849 million compared with £18,510 million, excluding restructuring of £1,257 million (2013 - £656 million), conduct and litigation costs of £2,194 million (2013 - £3,844 million), were down £1,612 million or 12%. Adjusting for currency movements of £0.3 billion and intangible assets write-offs of £0.2 billion, cost savings totalled £1.1 billion, in excess of the bank’s £1 billion target for the year.

●

Impairment releases of £1,352 million were recorded in 2014 compared with impairment losses of £8,120 million in 2013. On a non-statutory basis net impairment releases of £1,155 million were recorded in 2014 compared with impairment losses of £8,432 million in 2013, which included £4,490 million of charges recognised in connection with the creation of RCR. Provision releases arose principally in Ulster Bank and in the Irish portfolios managed by RCR, which benefited from improving Irish economic and property market conditions and proactive debt management.

Q4 2014 performance

●

Loss attributable to ordinary and B shareholders was £5,791 million, compared with a profit of £896 million in Q3 2014 and a loss of £8,702 million in Q4 2013. The Q4 2014 loss was driven by the write-downs of Citizens and deferred tax assets, higher restructuring costs of £563 million (Q3 - £180 million, 2013 - £180 million), litigation and conduct costs of £1,164 million (Q3 - £780 million,  2013 - £2,875 million.

Key points

Q4 2014 performance (continued)

●

Operating loss before tax was £683 million compared with a profit of £1,100 million in Q3 2014 and a loss of £9,087 million in Q4 2013. Operating loss on a non-statutory basis of £375 million was recorded compared with a profit of £1,277 million in Q3 2014, with lower net impairment releases and significantly higher restructuring, conduct and litigation costs than in Q3, together with weak income in CIB. The improvement in Q4 2014 compared with Q4 2013 was due to lower impairments and litigation and conduct charges.

●

Restructuring costs were £383 million higher at £563 million while conduct and litigation costs were 49% higher than in Q3 at £1,164 million and included PPI, charges relating to foreign exchange trading, interest rate hedging products redress and other costs including provisions relating to packaged accounts and investment products. Excluding restructuring, conduct and litigation costs, operating profit before tax on a non-statutory basis was £1,352 million, £885 million lower than in Q3 but a substantial improvement from the loss of £4,998 million recorded in Q4 2013.

●

Total income of £2,965 million was 12% lower than in Q4 2013. On a non-statutory basis total income was 2% lower than in Q4 2013. Increases of 2% in PBB and 1% in CPB were more than offset by a disappointing performance in CIB together with a loss in Centre relating to IFRS volatility of £323 million and trading activity losses of £207 million in RCR.

●

Operating expenses were £4,318 million compared with £3,383 million in Q3 2014. On a non-statutory basis operating expenses, excluding restructuring of £563 million (Q3 2014 - £180 million), conduct and litigation costs of £1,164 million (Q3 2014 - £780 million), were up 7% from Q3 2014, reflecting a charge of £250 million for the UK bank levy.

●

Net impairment releases totalled £670 million compared with £847 million in Q3 2014. On a non-statutory basis net impairment releases totalled £623 million, slightly lower than in Q3 2014. Underlying bad debt flow remained low.

Balance sheet and capital

●

Funded assets which exclude derivatives of £354 billion (Q3 2014 - £314 billion, 2013 - £288 billion) totalled £697 billion at 31 December 2014, down £35 billion in the quarter and £43 billion over the course of the year, principally reflecting continued risk and balance sheet reduction in CIB and disposals and run-off in RCR.

●

Net loans and advances to customers totalled £334 billion, down £57 billions from the end of 2013 which included balances relating to Citizens of £60 billion transferred to assets of disposal groups. Underlying net loans and advances to customers were  up £3.0 billion from the end of 2013, despite a significant reduction in RCR.

	○	UK PBB lending rose by £2 billion, with net new mortgage lending of £3.9 billion partially offset by reduced unsecured balances.
	○	Commercial Banking balances rose by £1 billion, with a planned reduction in real estate finance offset by good growth in lending to other sectors.
	○	Gross new lending to SMEs totalled £10.3 billion, exceeding RBS’s £9.3 billion target by 10%.
	○	Total net lending flows reported within the scope of the Funding for Lending Scheme were minus £2.28 billion in Q4 2014, of which net lending to SMEs was minus £567 million.

●

Customer deposits totalled £354 billion at the end of 2014. Customer deposits including Citizens of £61 billion, which has been reclassified to disposal groups, totalled £415 billion at the end of 2014, up £0.4 billion from the end of 2013.

●

RWAs declined to £356 billion from £429 billion at the end of 2013, primarily driven by risk and balance sheet reduction in CIB coupled with disposals and run-off in RCR. This contributed to the strengthening of the bank’s capital ratios, with the CET1 ratio strengthening by 260 basis points to 11.2% at the end of 2014 compared with 8.6% at the end of 2013.

Highlights

RBS reports a loss attributable to ordinary and B shareholders of £3.5 billion, following a £4.0 billion write-down on Citizens. Operating profit on a non-statutory basis was £3.5 billion. Significant progress was made towards building a bank that is stronger, simpler and better for both customers and shareholders.

RBS reports a loss attributable to ordinary and B shareholders of £3,470 million in 2014, compared with a loss of £8,995 million in 2013. The result included a loss from discontinued operations of £3,445 million, which reflected a £3,994 million fair value write-down in relation to the reclassification of Citizens to disposal groups, and a tax charge of £1.9 billion which included a £1.5 billion write-off of deferred tax assets. Operating profit, which excludes results from discontinued operations, was £2,643 million compared with an operating loss of £8,849 million in 2013.

On a non-statutory basis operating profit totalled £3,503 million for 2014, compared with an operating loss of £7,500 million in 2013. This reflected improved operating results from the core domestic businesses together with significant impairment releases in Ulster Bank and RBS Capital Resolution (RCR). These results include £1,257 million of restructuring costs compared with £656 million in 2013, and £2,194 million of litigation and conduct costs compared with £3,844 million in the prior year.

UK Personal & Business Banking (UK PBB) delivered a good performance built on strong growth from a reinvigorated mortgage business. Commercial Banking’s efforts to stimulate demand resulted in a resumption of loan book growth; together with active management of cost and capital, this supported a significant improvement in profitability. Corporate & Institutional Banking (CIB) made good progress towards a lower risk model with a further £40 billion reduction in risk-weighted assets (RWAs) on a fully loaded Basel III basis.

2014 was a year of significant progress for the bank, in which we delivered against all our commitments. In line with the new strategy it set out in 2014, RBS has:

●	Implemented a new organisational design for a more UK-centred bank with focused international capabilities, built around its strongest customer franchises.

●	Exceeded its 2014 cost reduction targets with savings of £1.1 billion.

●	Strengthened its Common Equity Tier 1 (CET1) ratio by 2.6 percentage points to 11.2% at the end of 2014, assisted by £4.8 billion of net capital release from RCR disposals and run-off.

●	Successfully listed Citizens as a step towards full divestment by the end of 2016.

●	Reached agreement with HM Treasury on the restructuring of the Dividend Access Share (DAS) and paid an initial dividend of £320 million.

●	Completed much of the orderly run-down and closure of the US asset-backed product business, removing £15 billion of RWAs from the balance sheet.

●	Completed a strategic review of Ulster Bank and the wealth businesses, launching a sales process for the international private banking activities(1).

●

Continued to rationalise, simplify and strengthen operating systems and processes, with a more secure mobile banking platform, faster overnight batch processing and key services available to customers 99.96% of the time.

●

Made our products simpler and fairer for customers, ending zero per cent balance transfers, halting teaser rates on savings accounts that penalise existing customers and explaining all charges for personal and business customers on one side of A4 paper.

Note:

(1)	Private banking and wealth management activities where the primary relationship management is conducted outside the British Isles.

Highlights

Within the overall strategic shape outlined for CIB in 2014, RBS is making further changes to improve its medium-term returns, building  a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS will have a strong, client-focused product offering in sterling, US dollar and euro, including:

●	Debt financing, with debt capital markets, structured finance and loans.

●	Risk management in currency, rates and inflation.

●	Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS’s UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% from £107 billion at 31 December 2014 to £35-£40 billion in 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced from £241 billion at the end of 2014 to £75-£80 billion in 2019.

This CIB strategy leaves RBS well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS intends to place most banking services inside the ring fence. CIB’s remaining “Markets” activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

For 2015 RBS intends to:

●	Move towards a capital target of 13% CET1(1), with risk-weighted assets below £300 billion and £2 billion Additional Tier 1 capital raised.
●	Deconsolidate Citizens and substantially complete RCR exit.
●	Improve customer net promoter scores in all UK franchises, in line with the long-term goal of becoming the number 1 bank for trust, service and advocacy.
●	Reduce costs by a further £800 million(2), taking RBS towards a long term cost:income ratio of under 50%.
●	Deliver lending growth in strategic segments equal to or higher than UK nominal GDP growth.
●	Raise employee engagement index to within 8% of the global benchmark so that staff are fully motivated to contribute to RBS’s long-term success.

Notes:

(1)	During the period of CIB restructuring.
(2)	Excluding restructuring, conduct and litigation costs, write off of intangible assets and operating expenses of CFG and Williams & Glyn.

“Last year we identified the areas we needed to improve in order to deliver our strategy - cost, complexity, capital and trust from our customers. The energy and resolve of our people have resulted in significant progress on each, and we have delivered on the goals we set for 2014.”

Ross McEwan, Chief Executive

Highlights

Outlook

We expect our core UK/Irish businesses to continue to perform well, but with some income headwinds.

Income in CIB is likely to decline substantially faster than cost takeout at this point in its restructuring. Income in the year to date is lower than for the comparable period last year.

We will maintain our rigorous cost discipline and are targeting reductions of £800 million in 2015, in our underlying(1) operating expenses.

Our overall credit profile has improved but we do not expect the significant impairment recoveries experienced in 2014 in Ulster Bank and RCR to continue this year.

We continue to deal with various conduct and litigation issues. Whilst we cannot predict when these will be resolved it is possible that the costs relating to settling these could be substantial in 2015.

Our restructuring costs are expected to be materially higher than in 2014 reflecting the costs relating to the core bank transformation, CIB restructuring and preparing for Williams & Glyn exit and for ICB.

We are targeting RWAs to be less than £300 billion by the end of 2015, driven by RCR and CIB run-offs and the partial de-consolidation of Citizens.

Chairman’s letter to shareholders

2014 was a year of significant progress for RBS, with a much improved operating profit and major achievements in terms of business reorganisation, cost reduction, capital build and improved IT capability. As Ross McEwan has set out in his letter, the business continues to simplify and improve, focusing on putting its customers at the heart of its activities.

The bank has delivered a good operating profit of £3.5 billion(1) for 2014, but the costs associated with completing the restructuring of RBS mean we are still reporting a bottom line attributable loss. Although the huge changes to the size, shape and risk profile of the business since the financial crisis are largely complete or in hand, the further substantial restructuring of our markets operations and international spread will require careful management in 2015.

Of course your Board is pleased to see the improved operating performance, which in our view reflects the underlying strength of the business. Looking back, however, we must acknowledge that we did not fully recognise the scale of the challenge that awaited us in 2009. At the time, we assumed that a Core Tier 1 capital ratio of more than 8% by 2013 would be sufficient to constitute undoubted financial strength in the minds of markets and regulators; today we have increased our capital target to 13%. We must also acknowledge that we did not anticipate the more than £9 billion of regulatory fines and customer redress we have borne so far as we paid, and will continue to pay, the price for our past conduct failings. These conduct issues have delayed the re-build of our capital and directly reduced shareholder value. They have also caused continuing reputational damage. I hope as we move beyond these issues we can fully rebuild the trust of our customers, and by doing so win more of their business.

The need to continue to rebuild capital strength means it has taken longer than we had expected to reach a point at which the Government could be in a position to start selling down its stake in RBS. The decision on timing rests with the Government, through UK Financial Investments, which manages its shareholding, but our task is to create the conditions in which it can do so. In working towards that end we are also furthering the interests of RBS’s other shareholders, as we believe that the beginning of the sell-down will be welcomed by investors.

As announced previously I will be leaving RBS in 2015. The Board is pleased to announce today that Howard Davies will succeed me as Chairman, and we welcome him to RBS. He will join the Board at the end of June and take over from me on 1 September. On the day I joined the Board in January 2009, the shares traded at 9p, equivalent to 90p today, and the implications of the bank’s financial distress were unknowable. RBS has transformed itself over the last several years and continues to do so. The renewed focus on customer and customer service will make this a better organisation for all stakeholders, most especially customers, staff and shareholders.

I would like to thank my colleagues on the RBS Board for their support and dedication in dealing with the unusual challenges of being a majority government-owned listed company. In particular, I would like to thank Nathan Bostock, Tony Di Iorio and Philip Scott, who all stepped down from the Board in 2014 after providing valuable service, and to welcome Morten Friis and Ewen Stevenson, who have joined the Board.

It has been a privilege to serve as Chairman of RBS and I am confident that the Board and the many outstanding people in the bank will continue to work with dedication to restore the bank’s standing.

Philip Hampton

Chairman

Note:

(1)	On a non-statutory basis, see Note 11.

Chief Executive’s message

This is my first letter to you since we launched a new strategy for RBS last year. It is a strategy that sets out to deliver one very simple aim. To make this a great bank for our customers; a bank that will earn back their trust, and in turn win more of their business.

It’s a strategy that provides the fundamental building blocks to make RBS an attractive investment, a great place to work for our people, and a UK focused bank that the country can be proud of.

Last year we identified the areas we needed to improve in order to deliver our strategy - cost, complexity, capital, and trust from our customers. The energy and resolve of our people has resulted in significant progress on these, and we have delivered on the goals we set for 2014.

●

We said we would reduce waste and inefficiency and reorganise ourselves around the needs of our customers, moving from seven operating divisions to three customer businesses. This reorganisation is complete and we have removed £1.1 billion of cost from the business.

●

We outlined a programme to rationalise, simplify and bolster our operating systems and processes to make them less complex, more resilient and easier to use. Significant progress has been made in this area with our key services available to customers 99.96% of the time during 2014.

●

We set out a plan to place the bank on a sure capital footing targeting a CET1 ratio of 11% by the end of 2015, and 12% or greater by the end of 2016, so as to remove any doubts about our fundamental strength and stability. This capital plan is on track and we have reached our 2015 target one year ahead of schedule. This improvement was driven by a 52% reduction in risk-weighted assets in RCR.

●

We said we would undertake the biggest bank initial public offering in US history. Citizens Financial Group was successfully floated on the New York Stock Exchange. At the same time we substantially completed the orderly run-down and closure of our US asset-backed product business, removing £15 billion of risk-weighted assets from our balance sheet.

●

We made a commitment to fairness with our customers. We said that RBS would no longer compete with other banks in a number of areas and we would use less technical language that our customers find easier to understand. We stopped offering zero per cent balance transfers on credit cards that trap customers in spirals of ever increasing debt, we ended teaser rates that penalise existing customers, and we now explain all of our fees and charges on one side of A4 paper for both our personal and business customers.

As well as being a stronger, simpler and fairer bank, I said that we would also be a very different bank. No longer chasing global market share, but instead focusing squarely on our core strength, namely our home market places in the UK and the Republic of Ireland (RoI).

Our 2014 performance shows a strategy that is working. It demonstrates the forensic approach we have taken to evaluate our businesses against the returns they provide to shareholders. The strong execution against the targets we set now gives us a platform to go further, faster.

Chief Executive’s message

Today, as well as a review of our current performance I will set out exactly what this bank will become, what we will do and what we will not do as we seek to improve shareholder value and secure our market leading positions. It involves an acceleration of our strategy to build on our domestic strengths and a further reshaping of our CIB business as we seek to address its unacceptable returns.

We have five ambitious new goals for the second year of our plan and new financial targets so that you, our shareholders, can hold us to account for our performance.

2014 financial performance

The earning power of our key customer businesses lies at the heart of the strong financial progress RBS made during 2014. What you can see from these results is that underneath all the noise of  conduct, litigation and restructuring charges, we have strong performing customer businesses that are geared towards delivering sustainable returns for investors.

We made an operating profit of £3.5 billion(1)   in 2014, the highest since 2010 and a vast improvement on 2013. Great progress on cost reduction countered a fall in total income - which primarily reflected a smaller risk profile and lower income from trading activities in CIB - and led to an overall improvement in operating efficiency.

Our attributable loss of £3.5 billion(2) includes £1.3 billion of restructuring charges, £2.2 billion in litigation and conduct provisions, a £1.5 billion net deferred tax asset write-off, the initial £320 million dividend for the Dividend Access Share and a write-down of £4 billion anticipating the disposal of Citizens.

It is increasingly clear what is driving underlying performance at RBS - PBB and CPB. PBB and CPB are now more important to RBS’s performance than at any time in the past decade. This year they generated 61% of our income, compared with c.37% for equivalent businesses in 2009. And they have been at the forefront of progress towards our goal of increased operating efficiency, reducing adjusted operating expense(3) by 2.6% over the year whilst income was up 2.3%. ROEs of 17.5% and 11.9% respectively demonstrate their value to RBS today.

These franchises are also the custodians of our core strengths - serving the everyday banking needs of over 18 million personal and business customers in the UK and RoI, and helping these customers meet their ambitions. We’re investing in these franchises with a view to exceeding customers’ expectations and generating sustainable returns.

The performance of CIB reflects the big changes this business is going through, and the tough macro-economic conditions and increasingly high costs of regulation it faces. Income decreased alongside lower adjusted operating expenses as we reduced CIB’s risk profile in accordance with our strategy, with restructuring, litigation and conduct costs pushing the business to an operating loss. But CIB has a strong customer franchise serving our leading UK and Western European clients; increasingly it is these clients we intend to focus on. I will set out later in this letter the steps we will take to do this.

Note:

(1)	On a non-statutory basis, see Note 11.
(2)	Loss attributable to ordinary and B shareholders.

(3)	Excluding restructuring costs and litigation and conduct costs see segmental analysis on pages 30 and 31 and Appendix 3.

Chief Executive’s message

An overarching part of delivering sustainable returns is controlling operating costs. When I announced our cost target last year it was described by some as the most ambitious cost target in Europe. Well, through our drive across the bank for greater simplicity we have over-delivered, and surpassed our target of £1 billion of operating cost savings for the bank. With a cost:income ratio for the year of 68% on an adjusted basis(1) , we are still behind our peers on cost efficiency; and there is work to do to fulfil our desire to take it below 50%. But we have a strong track record on delivery, and there is resolve across this bank to get this done.

I am very pleased with the progress we have made in 2014 against our stated objectives. While that progress is evident in the operating profit line of the results announced today, we are still posting an attributable loss to our shareholders. This is an accounting consequence of one of our 2014 achievements - the successful flotation of Citizens on the New York Stock Exchange.

Now the deconsolidation of Citizens is finally within sight, accounting rules require us to write it down to its estimated disposal value. This write-down substantially represents the goodwill previously attached to Citizens. While I realise that the headlines this generates are disappointing it is important to emphasise that this particular accounting loss does not change our regulatory capital or tangible net asset value.

Safety remains a cornerstone of our strategy

A core question for any bank seeking the trust of its customers is whether it’s safe and strong and focused and able to support customers and the economy. The progress we have made should mean that it is no longer in any doubt. The CET1 ratio has improved by 260 basis points to 11.2% over the course of the year, up from 8.6% as at 31 December 2013. We reached our full year 2015 CET1 target of 11% one year ahead of schedule, and we are on track to achieve a revised CET1 target of 13%, which we have set in place for the period of the CIB restructuring.

We now have considerably more high quality capital than we had when the financial crisis hit and this bank was bailed out by the taxpayer. But we need to meet and exceed the expectations of the Prudential Regulation Authority (PRA) and of our shareholders and bondholders. Stress test results show it’s not just how much capital you have, but how your balance sheet behaves under extreme economic scenarios.

This year our team in RBS Capital Resolution has managed to accelerate the removal of some of our most capital intensive assets, and we are on track to complete our 2014-2016 RCR run-down targets by the end of 2015, one year ahead of the original target we set for ourselves. Our capital strength will be bolstered further when Citizens Financial Group in the USA is deconsolidated from our balance sheet. This is also expected in 2015.

In 2015, we also plan to start a programme of issuing Basel III compliant Additional Tier 1 capital instruments.

Note:

(1)	Excluding restructuring costs and litigation and conduct costs see segmental analysis on pages 30 and 31 and Appendix 3.

Chief Executive’s message

Conduct

It has taken far longer than anyone realised to root out all the past problems, practices and related fines, and we still have challenges on the horizon. We are changing the culture of this bank; our aim is that shareholders are not exposed to this scale of conduct risk again.

What you will have seen from me over the last year is the way I will be open and honest with you and our customers when dealing with these issues; the way we continue to approach FX is a good example of this. I will not hide. I will talk openly about the hurt this wrongdoing causes me and the many thousands of people within this bank. I will detail the things we are doing to put things right for our customers, and the challenge and change we are driving through the culture and conduct of our staff.

We are determined to learn the lessons from the wrongdoings of the past and ensure that those responsible are held to account.

Building on our strengths

I said this time last year that the days when global domination mattered more to RBS than great customer service are well and truly over. Well, we are not just talking about being a UK-centred bank; we are a UK-centred bank. 80% of our revenues are generated in the UK. At the time of the 2008 financial crisis this number was 48%. Seven years after the crisis we still have top 3 market positions in the following UK segments:

•         large corporates and financial institutions (FIs);

•         Sterling provider in wholesale banking;

•         SME banking;

•         Private banking;

•         Financing for UK infrastructure projects; and

•         Personal banking.

We are building on this strength to manage value for shareholders and deliver the most resilient future returns.

In last year’s letter, I told you that where a business can’t deliver value to our shareholders in a reasonable time period we will take decisive action. We have put international private banking activities(1) up for sale and we are now going further, faster in reshaping parts of our CIB business.

The investment bank was over-stretched both in range of product and geography. There was too much risk for too little return. Given the increasing regulatory requirements on this business, it was a strategy that now has little hope of delivering acceptable returns to shareholders.

Note:

(1)	Private banking and wealth management activities where the primary relationship management is conducted outside the British Isles.

Chief Executive’s message

To be a number 1 bank means providing a full service offering to UK and Western European corporate and financial institution clients. It means providing a first class platform to process payments in the UK and Europe. And it means having the expertise to help customers raise finance on the debt capital markets and manage the high level risks they face. Serving customers in these areas is an undisputed area of strength for us - they are our core capabilities, and are essential to us providing a first class service. In addition, trading and distribution hubs in Singapore and the US will ensure the corridors of commerce remain open to allow our customers access to investors in those regions.

We plan to fully exit our Markets businesses in Central and Eastern Europe, the Middle East and Africa, and substantially reduce our presence in Asia Pacific and the US. We will exit our cash management services outside the UK and RoI. These businesses are not essential to our go-forward client franchise, and their standalone returns are not sufficient to justify an exception.

In doing so we will be free to grow and improve the services our customers value most. And by serving customers better this franchise can reinforce its competitive position and deliver sustainable returns above the cost of equity for our shareholders.

This is a plan for a smaller, more focused, but ultimately more valuable bank with the vast majority of its assets in the UK, and for RBS marks the end of the standalone global investment bank model.

What I have just outlined will require an enormous amount of effort from our people. And I do not for one second take that for granted. We have a proven track record of delivering change in our business.

A better bank for customers

Much has been written and discussed about the root causes of the financial crisis. For me it came down to one big problem - a failure to put the customers’ interest at the heart of our business and its culture. For too long market share mattered more than customer care.

It is why over the last year our people have worked hard to embed this ‘customer first’ mentality into everything we do as a bank.

There are some concrete achievements we can call out for 2014 including: faster account opening times, a simplified product range and a clearer pricing structure. And we went against the rest of the industry and took a calculated risk by ending teaser rates, and we now offer our best rates to new and existing customers across our product range. We may have lost customers and income as a result, but we still believe that this was the right thing to do and will deliver long term value for shareholders.

I want to assure our customers that the positive changes we made in 2014 are not one-off. We strive to do better for our customers every day, and when we spot an opportunity to serve customers better, we will act. For example, customers shouldn’t be penalised because they lose track of the date and are hit with an unexpected overdraft charge for the first time. And if we can do more to help customers through both the ups and downs in their finances, it is absolutely our responsibility to do so.

Chief Executive’s message

But we recognise that these are chipping away at the edges, and more radical change is needed if we are to establish real upward momentum and achieve our targets. We have to be constantly asking ourselves what a really good bank for customers would look like, and to be constantly improving what we do to take us towards that goal. In our financial reporting we will include full details of the progress we have made as well as providing clear, independent measures of the bank’s customer trust and advocacy scores.

We may have started from further back than some, but we are determined to reach our aspiration of being number 1 for customer service, trust and advocacy. It won’t be easy, but I firmly believe it is doable.

A better bank for shareholders

Critical though it is that we build a bank that is safe, in capital strength, in structure and on behaviour, it must also be profitable.

There are good businesses within RBS that are capable of delivering real value to their customers. If we do that, our customers will be happy for us to make a fair and sustainable profit.

Without sustainable profitability we cannot ensure our future safety; profit is the best form of self-replenishing capital.

We remain acutely conscious of how much was invested to ensure our continued survival by our private shareholders and, critically, by the Government. As we reduce the tail risks our bank is exposed to, repair our overall profitability and reshape CIB we are creating the potential to build up excess capital, paving the way for distributions to the Government and other shareholders.

Our strategy envisages a capital benefit net of restructuring costs from 2016. We intend to return all capital to shareholders above a CET1 ratio of 13%. This capital return, which remains subject to regulatory approval at the time, will only be made once the significant legacy conduct hurdles are behind us. We see this as another important step towards repaying the support of our shareholders, including the UK tax payer.

2015 Goals and revised targets

I have set out in the table below five new ambitious business goals for the second year of our strategic plan to simplify and restructure this bank, achieving them will stand us in good stead to reach our goals. We have also published a revised set of financial and business targets. These are consistent with the other changes set out in this letter, and will enable you, our shareholders, to continue to track our progress and hold us to account.

Chief Executive’s message

By 2019 RBS intends to be a low cost business focused on effective, efficient delivery for our customers. It will be a bank based in the UK and RoI, with a presence in Western Europe, the US and Singapore. It intends to be a bank with leading market positions in each of our chosen business areas, and a bank that can generate attractive returns for shareholders on a sustainable basis.

	Our long-term targets	Our 2015 goals
Strength and sustainability	CET1 ratio = 13% during the period of CIB restructuring	Reduce RWAs to <£300bn
Customer experience	No. 1 for service, trust and advocacy	Improve NPS in every UK franchise
Simplifying the bank	Cost: income ratio of <50%	Reduce costs by £800m(1)
Supporting growth	Leading market positions in every franchise	Lending growth in strategic segments ≥ nominal UK GDP growth
Employee engagement	Employee engagement index ≥ GFS norm(2)	Raise employee engagement index to within 8% of GFS norm(2)

Notes:

(1)

Excludes restructuring, conduct and litigation costs, intangible write-off charges as well as the operating costs of Citizens Financial Group and Williams & Glyn.

(2)	Global Financial Services (GFS) norm currently stands at 83%.

Conclusion

I would like to take this opportunity to thank our Chairman, Sir Philip Hampton, as he takes part in his final Annual Results with the bank. Philip joined in 2009 amid the global financial crisis and immediately brought a clear sense of purpose and direction for the bank at a time of incredible uncertainty, both for the UK and RBS. His dedication to making this a great bank for the country served him well through the tremendous, but positive, change that RBS has undergone during his tenure. I want to express my personal gratitude to Philip for guiding me during my first year as CEO, and playing a key role in implementing the strategy that will take us forward. There is still work to do, but Philip will leave on a positive note, with RBS firmly focussed on serving its customers, and shareholders.

What you see today is a bank on track and delivering on its plan. A bank that is determined to earn the trust of its customers every day. A bank that helps the smallest enterprises through to the largest companies grow and prosper. A bank that is determined to reward its shareholders for their support. And a bank that is able to deliver on our ambition to be number one for customer service and advocacy in the UK and RoI.

Customer

Building the number one bank for customer service, trust and advocacy in the UK

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The Net Promoter Score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

In 2014, we have seen some positive NPS movements in some of our franchises and our plans for 2015 will help to gather momentum across the bank.

		Year end 2013	Year end 2014	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	5	6	9
	RBS (Scotland)(1)	-16	-13	-10
	Ulster Bank (Northern Ireland)(2)	-31	-24	-21
	Ulster Bank (Republic of Ireland)(2)	-20	-18	-15
Business Banking	NatWest (England & Wales)(3)	-11	-11	-7
	RBS (Scotland)(3)	-38	-23	-21
	Ulster Bank (Northern Ireland)(4)	-47	-44	-34
	Ulster Bank (Republic of Ireland)(4)	-21	-17	-15
Commercial Banking(5)		-1	12	15

Suitable measures for Private Banking and Corporate & Institutional Banking are in development.

Notes:

The only NPS improvements in 2014 that are statistically significant are for Business Banking (RBS Scotland) and Commercial Banking.

(1)

Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,511) RBS Scotland (547). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. 12 month rolling data. Latest base sizes: NatWest England & Wales (529), RBS Scotland (399). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)

Source: PwC Business Banking Tracker. Question: “I would like you to continue thinking about your main business bank and the service they provide. Can you tell me how likely or unlikely would you be to do the following? Again please use a scale of 1 to 10, where 1 is very unlikely and 10 is very likely. How likely are you to recommend them to another business?”

(5)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (972). Weighted by region and turnover to be representative of businesses in Great Britain.

Customer

Customer trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

		Year end 2013	Year end 2014	Year end 2015 target
Customer Trust(6)	NatWest (England & Wales)	35%	41%	46%
	RBS (Scotland)	-16%	2%	11%

(6) Source: Populus (2014) and PSB (2013).  Latest quarter’s data.  Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest England & Wales (927), RBS Scotland (206).

The year-on-year improvement in RBS customer trust is largely a reversion to its longer-term trend: there were issues in late 2013 that impacted the bank’s reputation and customer trust. There are early signs that customer trust in RBS is stabilising and starting to improve. NatWest has consistently performed competitively, and has shown early signs of improvement.

We will continue to aim for improvement through a secure, consistent and reliable service, and an unrelenting focus on our customers.

Improving Customer Service

In February 2014, we made a series of commitments to our RBS and NatWest customers.

Customer

Customer commitment	Progress
We will stop offering deals to new customers that we are not prepared to offer to our existing customers.	We now offer our best rates to new and existing customers across our product range. There is now no Personal Banking or Business Banking deal that is not available to existing customers.
We will also ban teaser rates, including zero per cent balance transfers in our credit card business.	We have banned teaser rates. We run a fair and transparent credit card business for our customers.
We will stop offering different rates to customers who apply online, in branch or by phoning our call centres.	Across our RBS and NatWest brands, pricing is consistent.
We will use simple language in our customer letters, on our websites and in our branches.

Customer letters and emails have been simplified for our personal and business customers so they are straightforward and transparent. We have reduced the number of pages on our personal banking website by over 60%. In branches we have fewer, shorter brochures making it easier for customers to find information.

By the end of 2014 we will cut in half the number of personal and SME products on offer.	We have reduced the number of Personal and SME products on offer by 50%. We are becoming a smaller, simpler bank to do business with.
We will improve the clarity of our language to customers. By the end of 2014 we will be able to explain all of our personal and SME charges on one side of A4.

Fees and charges are explained on one side of A4 for both our personal and business customers and will be communicated via our internet sites by the end of February 2015. We have a duty to our customers to provide a straightforward breakdown of all charges.

We will speed up our account opening process for personal customers. We will cut how long it takes to open a personal current account from five days to next day.	All customers applying for a personal current account who have the required ID and pass our fraud and credit checks can now open their account the next working day.
We will also improve the process to open a personal current account online so customers can upload their identification, such as their passport, and open their entire account from home.

All customers applying for a personal current account who have the required ID and pass our fraud and credit checks can complete their application online and, where required, are able to upload key ID documents from home.

Customer

Customer commitment	Progress
By the end of 2014, customers will have access to Mobile Banking and Online Banking within one day.	All Personal and Business Banking customers now have access to online banking by the next working day. Existing customers with a debit card now have access to mobile banking the next working day.
We will put Business Bankers back on the high street. We will have hundreds of Business Bankers help small business people open accounts, apply for loans and get the help they need.

82% of Business Banking frontline staff are immediately above/next to our branches. This equates to 1,335 Business Banking specialists in branch today. We are simplifying processes so that Business Bankers can spend more time with customers, providing help and advice in branch or via telephone.

We will start making small business lending decisions in five days.

We are processing lending decisions quicker. In almost all cases, lending decisions are made and communicated to the customer in five days or less with two-thirds of business lending decisions made locally and/or by sector specialists.

Analysis of results

The following table reconciles the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Net interest income	£m	£m	£m	£m	£m

Net interest income
- non-statutory basis	11,274	10,992	2,915	2,863	2,767
- Citizens	(2,013)	(1,964)	(533)	(493)	(481)
- RFS Holdings minority interest	(3)	(11)	-	-	(3)

Net interest income - statutory basis	9,258	9,017	2,382	2,370	2,283

Average interest-earning assets
- RBS	432,319	475,021	420,540	430,499	456,580
- Personal & Business Banking	155,352	159,159	156,002	155,818	157,838
- Commercial & Private Banking	93,256	93,115	93,184	93,021	92,264
- Citizens Financial Group	69,895	64,935	74,302	69,520	64,336

Net interest margin
- RBS	2.14%	1.90%	2.25%	2.18%	1.98%
- Personal & Business Banking	3.42%	3.21%	3.46%	3.47%	3.30%
- Commercial & Private Banking	2.93%	2.81%	2.96%	2.96%	2.95%
- Citizens Financial Group	2.88%	2.91%	2.86%	2.82%	2.91%

Key points

2014 compared with 2013

●

Net interest income increased by 3% to £9,258 million reflecting improvements in deposit margins in PBB and CPB. On a non-statutory basis net interest income increased by 3% to £11,274 million with improvements in deposit margins in PBB and CPB supported by a larger balance sheet in CFG through purchased portfolios, increased investments and organic growth.

●	Net interest margin (NIM) increased by 24 basis points to 2.14%, supported by deposit re-pricing in PBB and CPB. CFG’s NIM remained broadly stable.

Q4 2014 compared with Q3 2014

●	Net interest income was flat at £2,382 million (Q3 2014 - £2,370 million). On a non-statutory basis net interest income increased by 2% to £2,915 million supported by higher lending in CFG.

●	NIM increased by 7 basis points to 2.25%, with improvements in UK PBB and RCR. CPB’s NIM remained stable.

Q4 2014 compared with Q4 2013

●

Net interest income increased by 4% to £2,382 million supported by improvements in deposit margins in UK PBB. On a non-statutory basis net interest income increased by 5% to £2,915 million supported by improvements in deposit margins in UK PBB and CFG’s balance sheet growth.

●	NIM increased by 27 basis points to 2.25% benefitting from deposit re-pricing in UK PBB and Private Banking.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable
- non-statutory basis	5,148	5,460	1,247	1,296	1,370
- Citizens	(734)	(782)	(192)	(180)	(187)

Statutory basis	4,414	4,678	1,055	1,116	1,183

Fees and commissions payable
- non-statutory basis	(900)	(942)	(211)	(202)	(244)
- Citizens	25	19	7	6	4

Statutory basis	(875)	(923)	(204)	(196)	(240)

Net fees and commissions - non-statutory basis	4,248	4,518	1,036	1,094	1,126

Net fees and commissions - statutory basis	3,539	3,755	851	920	943

Income from trading activities
- non-statutory basis	1,422	2,651	(295)	235	162
- own credit adjustments	(40)	35	(84)	33	15
- Citizens	(97)	(114)	(24)	(30)	(2)
- RFS Holdings minority interest	-	(1)	-	-	-

Statutory basis	1,285	2,571	(403)	238	175

Gain on redemption of own debt - statutory basis	20	175	-	-	(29)

Other operating income
- non-statutory basis	1,253	1,281	204	167	(115)
- own credit adjustments	(106)	(155)	(60)	16	(15)
- strategic disposals	191	161	-	-	168
- Citizens	(272)	(179)	(22)	(19)	(38)
- RFS Holdings minority interest	(18)	111	13	(56)	(7)

Statutory basis	1,048	1,219	135	108	(7)

Total non-interest income - non-statutory basis	6,923	8,450	945	1,496	1,173

Total non-interest income - statutory basis	5,892	7,720	583	1,266	1,082

Key points

2014 compared with 2013

●

Non-interest income declined by £1,828 million or 24% to £5,892 million principally reflecting a 50% reduction in income from trading activities in line with CIB’s smaller balance sheet and reduced risk profile, and included and lower gains from the redemption of own debt of £20 million compared to £175 million in 2013 and higher charges in relation to own credit adjustments of £40 million (2013 - £35 million gain).

●

On a non-statutory basis non-interest income declined by £1,527 million or 18% including a net gain of £170 million ($283 million) recorded on CFG’s sale of its Illinois branch network in Q2 2014. Gains on the disposal of available-for-sale securities in RBS Treasury were down £575 million to £149 million for 2014.

Analysis of results

Key points (continued)

Q4 2014 compared with Q3 2014

●

Non-interest income declined £683 million or 54%, principally reflecting lower income in RCR and CIB and higher risk management costs. On non-statutory basis non-interest income declined by £551 million or 37%.

Q4 2014 compared with Q4 2013

●

Non-interest income declined by £499 million or 46% primarily due to lower income from trading activities, reflecting risk and balance sheet reductions in CIB and weaker trading performance in Rates and Credit. On a non-statutory basis non-interest income declined by £228 million or 19%.

●	Gains on the disposal of available-for-sale securities in RBS Treasury were down £108 million to £6 million.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Operating expenses	£m	£m	£m	£m	£m

Staff expenses
- non-statutory basis	(6,406)	(6,882)	(1,455)	(1,611)	(1,539)
- integration and restructuring costs	(409)	(280)	(134)	(79)	(1)
- Citizens	1,058	1,077	264	255	250
- RFS Holdings minority interest	-	(1)	-	-	(1)

Statutory basis	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)

Premises and equipment
- non-statutory basis	(2,094)	(2,233)	(525)	(490)	(614)
- integration and restructuring costs	(280)	(115)	(31)	(53)	(86)
- Citizens	293	310	76	68	78

Statutory basis	(2,081)	(2,038)	(480)	(475)	(622)

Other administrative expenses
- non-statutory basis	(2,635)	(3,147)	(827)	(516)	(985)
- litigation and conduct costs	(2,194)	(3,844)	(1,164)	(780)	(2.875)
- integration and restructuring costs	(318)	(255)	(151)	(48)	(93)
- Citizens	582	552	145	132	175
- RFS Holdings minority interest	(3)	2	(2)	-	1
- depreciation and amortisation	-	-	-	-	(8)

Statutory basis	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)

Depreciation and amortisation
- non-statutory basis	(1,107)	(1,404)	(250)	(306)	(344)
- Citizens	180	163	47	45	15
- integration and restructuring costs	(3)	(6)	-	-	-
- other administrative expenses	-	-	-	-	8

Statutory basis	(930)	(1,247)	(203)	(261)	(321)

Integration and restructuring costs
- non-statutory basis	(1,257)	(656)	(563)	(180)	(180)
- staff expenses	409	280	134	79	(1)
- premises and equipment	280	115	31	53	86
- other administrative expenses	318	255	151	48	93
- write off of intangible assets	247	-	247	-	-
- depreciation and amortisation	3	6	-	-	2

Statutory basis	-	-	-	-	-

Litigation and conduct costs
- non-statutory basis	(2,194)	(3,844)	(1,164)	(780)	(2,875)
- other administrative expenses	2,194	3,844	1,164	780	2,875

Statutory basis	-	-	-	-	-

Write down of goodwill and other intangible assets
- non-statutory basis	(156)	(344)	(74)	-	(344)
- write off of intangible assets	(247)	-	(247)	-	-
- Citizens	10	-	10	-	-
- write down of goodwill	(130)	(1,059)	-	-	(1,059)

Statutory basis	(523)	(1,403)	(311)	-	(1,403)

Operating expenses - non-statutory basis	(15,849)	(18,510)	(4,858)	(3,883)	(6,881)

Operating expenses - statutory basis	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Analysis of results

Key points

2014 compared with 2013

●

Operating expenses decreased by £3,607 million, or 21%, to £13,859 million, including write-down of goodwill of £130 million in 2014 compared to £1,059 million in 2013 and includes the impact of litigation and conduct costs and restructuring costs noted below.

●

On a non-statutory basis operating expenses decreased by £2,661 million or 14% to £15,849 million. Operating expenses excluding litigation and conduct costs of £2,194 million (2013 - £3,844 million) and restructuring costs of £1,257 million (2013 - £656 million) declined by £1,612 million or 12% to £12,398 million. Excluding the impact of foreign exchange movements of £0.3 billion and intangible assets write-offs of £0.2 billion, operating expenses reduced by £1.1 billion, exceeding the bank’s £1 billion cost saving target.

●	Staff expenses declined by 5%, and by 1% on a per capita basis against average full time employees(1).
●

Litigation and conducts costs totalled £2,194 million compared with £3,844 million in 2013. This included additional provisions for PPI redress (£650 million) in PBB, provisions relating to investigations into the foreign exchange market (£720 million) in CIB, Interest Rate Hedging Product redress (£185 million), the fine relating to the 2012 IT incident (£59 million) booked in Centre and other costs (£580 million) including provisions relating to packaged accounts and investment products.

●	Restructuring costs increased by £601 million to £1,257 million, including £378 million in relation to Williams & Glyn and a £247 million write-off of intangible IT assets.

Q4 2014 compared with Q3 2014

●

Operating expenses increased by £935 million, or 28%, to £4,318 million. Operating expenses excluding restructuring costs of £563 million (Q3 2014 - £180 million) and litigation and conduct costs of £1,164 million (Q3 2014 - £780 million) increased by £168 million, or 7%, to £2,591 million, primarily reflecting a UK bank levy charge of £250 million.

●

Litigation and conduct costs were up 49% to £1,164 million and included provisions for PPI redress (£400 million), provisions relating to investigations into the foreign exchange market (£320 million), Interest Rate Hedging Product redress (£85 million) and other costs (£359 million) including provisions relating to certain packaged accounts and investment products. Restructuring costs increased by £383 million to £563 million, including a £247 million write-off of intangible assets and £174 million in relation to Williams & Glyn.

●

On a non-statutory basis operating expenses increased by £975 million or 25% to £4,858 million. Operating expenses, excluding restructuring costs of £563 million and litigation and conduct costs of £1,164 million, increased by £208 million or 7% to £3,131 million.

Q4 2014 compared with Q4 2013

●

Operating expenses decreased by £3,104 million, or 42% to £4,318 million this included a write down of goodwill of £1,059 million relating to CIB following an impairment review in Q4 2013. Operating expenses excluding restructuring costs of £563 million (Q4 2013 - £180 million) and litigation and conduct costs of £1,164 million (Q4 2013 - £2,875 million) decreased by £1,776 million, or 41%, to £2,591 million, primarily reflecting reductions in operating expenses across a number of businesses, principally CIB.

●	On a non-statutory basis operating expenses decreased by £2,023 million or 29%. Operating expenses, excluding restructuring and litigation and conduct costs, decreased by £695 million or 18%.

Note:

(1)	Average full time employees, rounded to the nearest hundred, for continuing operations was 95,600 (2013 - 102,000).

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loans
- non-statutory basis	(1,170)	8,412	(638)	(803)	5,131
- Citizens	(194)	(307)	(46)	(46)	(82)

Statutory basis	(1,364)	8,105	(684)	(849)	5,049

Securities
- non-statutory basis	15	20	15	2	(19)
- Citizens	(3)	(5)	(1)	-	-

Statutory basis	12	15	14	2	(19)

Impairment (releases)/losses - non-statutory basis	(1,155)	8,432	(623)	(801)	5,112
Impairment (releases)/losses - statutory basis	(1,352)	8,120	(670)	(847)	5,030

Loan impairment (releases)/losses
Individually assessed
- non-statutory basis	(799)	6,919	(502)	(410)	4,867
- Citizens	(36)	(11)	(12)	(5)	1

Statutory basis	(835)	6,908	(514)	(415)	4,868

Collectively assessed
- non-statutory basis	315	1,464	(85)	52	443
- Citizens	(142)	(272)	(35)	(37)	(94)

Statutory basis	173	1,192	(120)	15	349

Latent
- non-statutory basis	(676)	44	(51)	(445)	(173)
- Citizens	(16)	(24)	1	(4)	11

Statutory basis	(692)	20	(50)	(449)	(162)

Loan impairment (releases)/losses - non-statutory basis	(1,160)	8,427	(638)	(803)	5,137
Loan impairment (releases)/losses - statutory basis	(1,354)	8,120	(684)	(849)	5,055

Bank loans	(10)	(15)	-	-	(6)

Loan impairment (releases)/losses
RBS excluding RCR/Non-Core	150	3,766	53	(193)	1,924
RCR	(1,320)	n/a	(691)	(610)	n/a
Non-Core	n/a	4,646	n/a	n/a	3,207

Customer loan impairment (releases)/charge
as a % of gross loans and advances
RBS non-statutory (1)	(0.3%)	2.0%	(0.6%)	(0.8%)	4.9%
RBS statutory basis	(0.4%)	2.2%	(0.8%)	(0.9%)	5.5%
RBS excluding RCR/Non-Core (1)	-	1.0%	0.1%	(0.2%)	2.0%
RCR (1)	(6.0%)	n/a	(12.6%)	(9.5%)	n/a
Non-Core (1)	n/a	12.8%	n/a	n/a	35.3%

For the note to this table refer to the following page.

Analysis of results

	31 December	30 September	31 December
	2014	2014	2013

Loan impairment provisions
- RBS	£18.0bn	£20.0bn	£25.2bn
- RBS excluding RCR/Non-Core	£7.1bn	£7.4bn	£11.4bn
- RCR	£10.9bn	£12.6bn	n/a
- Non-Core	n/a	n/a	£13.8bn
Risk elements in lending
- RBS	£28.2bn	£30.5bn	£39.4bn
- RBS excluding RCR/Non-Core	£12.8bn	£13.1bn	£20.4bn
- RCR	£15.4bn	£17.4bn	n/a
- Non-Core	n/a	n/a	£19.0bn
Provisions as a % of REIL
- RBS	64%	66%	64%
- RBS excluding RCR/Non-Core	55%	57%	56%
- RCR	71%	72%	n/a
- Non-Core	n/a	n/a	73%
REIL as a % of gross customer loans
- RBS	6.8%	7.4%	9.4%
- RBS excluding RCR/Non-Core	3.3%	3.4%	5.3%
- RCR	70.3%	67.6%	n/a
- Non-Core	n/a	n/a	51.8%

Note:

(1)	Excludes reverse repurchase agreements and includes disposals groups.

Key points

2014 compared with 2013

●

Net impairment releases of £1,352 were recorded in 2014 compared with a net impairment charge of £8,120 million which included £4,490 million provisions related to the creation of RCR. Releases were recorded principally in RCR (£1,306 million) and in Ulster Bank (£365 million), which benefited from favourable economic and market conditions, supported by rising Irish property values and proactive debt management. Excluding these releases, the underlying charge was low at just over £500 million.

●	On a non-statutory basis net impairment releases of £1,155 million were recorded in 2014 compared with a net impairment charge of £8,432 million in the prior year.

Q4 2014 compared with Q3 2014

●

Net impairment releases totalled £670 million, down £177 million, again principally in RCR and Ulster Bank. Underlying bad debt flows remained low. On a non-statutory basis net impairment releases totalled £623 million, down £178 million.

Q4 2014 compared with Q4 2013

●

Net impairment releases totalled £670 million compared with a net impairment charged of £5,030 million in Q4 2013, which included £4,290 million related to the creation of RCR and £82 million in relation to Citizens (Q4 2013 - £82 million).

●	On a non-statutory basis net impairment releases totalled £623 million compared with a net impairment charge of £5,112 million in Q4 2013.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis (1)
	31 December	30 September	31 December	31 December	30 September	31 December
	2014	2014	2013 (2)	2014	2014	2013 (2)
Risk asset ratios	%	%	%	%	%	%

CET1	11.2	10.8	8.6	11.1	10.8	8.6
Tier 1	11.2	10.8	8.6	13.2	12.7	10.3
Total	13.7	13.1	10.6	17.1	16.3	13.6

Capital	£bn	£bn	£bn	£bn	£bn	£bn

Tangible equity	44.4	44.3	41.1	44.4	44.1	41.1
Expected loss less impairment provisions	(1.5)	(1.6)	(1.7)	(1.5)	(1.6)	(1.7)
Prudential valuation adjustment (PVA)	(0.4)	(0.4)	(0.8)	(0.4)	(0.4)	(0.8)
Deferred tax assets	(1.2)	(1.6)	(2.3)	(1.2)	(1.6)	(2.3)
Own credit adjustments	0.5	0.6	0.6	0.5	0.6	0.6
Pension fund assets	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Other deductions	(1.7)	0.1	0.1	(2.0)	0.2	0.1

Total deductions	(4.5)	(3.1)	(4.3)	(4.8)	(3.0)	(4.3)
CET1 capital	39.9	41.2	36.8	39.6	41.1	36.8
AT1 capital	-	-	-	7.5	7.5	7.5
Tier 1 capital	39.9	41.2	36.8	47.1	48.6	44.3
Tier 2 capital	8.7	8.8	8.7	13.6	13.6	13.9

Total regulatory capital	48.6	50.0	45.5	60.7	62.2	58.2

Risk-weighted assets	£bn	£bn	£bn	£bn	£bn	£bn

Credit risk
- non-counterparty	264.7	277.0	317.9	264.7	277.0	317.9
- counterparty	30.4	38.2	39.1	30.4	38.2	39.1
Market risk	24.0	29.7	30.3	24.0	29.7	30.3
Operational risk	36.8	36.8	41.8	36.8	36.8	41.8

Total RWAs	355.9	381.7	429.1	355.9	381.7	429.1

Leverage (3)	£bn	£bn	£bn

Derivatives	354.0	314.0	288.0
Loans and advances	419.6	422.1	418.4
Reverse repos	64.7	75.5	76.4
Other assets	212.5	234.5	245.1

Total assets	1,050.8	1,046.1	1,027.9
Derivatives
- netting	(330.9)	(254.5)	(227.3)
- potential future exposures	98.8	106.2	128.0
Securities financing transactions gross up	25.0	72.9	59.8
Weighted undrawn commitments	96.4	98.7	100.2
Regulatory deductions and other
adjustments	(0.6)	(1.4)	(6.6)

Leverage exposure	939.5	1,068.0	1,082.0

Leverage ratio %	4.2	3.9	3.4

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Estimated.
(3)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.

Analysis of results

Key points

31 December 2014 compared with 30 September 2014

●	The end-point CRR CET1 ratio improved to 11.2% from 10.8%, driven by continuing risk and balance sheet reduction in CIB and the success of RCR’s capital release strategy.

●

RWAs decreased by £25.8 billion in the quarter to £355.9 billion. The reductions were achieved principally in CIB (down £16.1 billion), RCR (down £8.6 billion) and UK PBB (down £1.9 billion). These were partially offset by a £4.0 billion increase in CFG which was partly due to the strengthening of the US dollar.

31 December 2014 compared with 31 December 2013

●

The end-point CRR CET1 ratio improved to 11.2% from 8.6%, driven by continuing reduction in RWAs coupled with retained earnings after adjusting for CFG loss provision attributed to intangible assets and a deferred tax write down.

●

RWAs decreased by £73.2 billion in the year to £355.9 billion. The decrease was principally in CIB (down £40.0 billion), RCR (down £24.7 billion), UK PBB (down £6.9 billion) and Ulster Bank (down £4.4 billion) and included risk and business reductions and improvements in credit metrics. These were partially offset by an increase in CFG (up £7.8 billion) which was partly due to the strengthening of the US dollar.

●	The leverage ratio improved by 80 basis points to 4.2% reflecting both increased CET1 capital and reduced leverage exposure driven by lower funded assets and higher derivatives netting.

●	Full implementation of the 2014 Basel III leverage ratio framework, particularly on securities financing transactions, also contributed to the leverage exposure reduction.

Refer to Appendix 1 for further details on capital and leverage.

Current period segment performance

The tables on pages 30 and 31 summarise the results and key metrics for each operating segment and franchise for the year and quarter ended 31 December 2014. Comparative period data are detailed in Appendix 3. The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended 31 December 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	Total	Other*	CFG (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,683	636	5,319	2,041	691	2,732	817	440	2,013	(47)	11,274	(3)	(2,013)	9,258
Non-interest income	1,354	194	1,548	1,169	391	1,560	3,132	(477)	1,068	92	6,923	47	(1,078)	5,892

Total income	6,037	830	6,867	3,210	1,082	4,292	3,949	(37)	3,081	45	18,197	44	(3,091)	15,150

Direct expenses
- staff costs	(892)	(247)	(1,139)	(508)	(317)	(825)	(729)	(2,516)	(1,030)	(167)	(6,406)	(409)	1,058	(5,757)
- other costs **	(380)	(74)	(454)	(249)	(72)	(321)	(400)	(3,742)	(990)	(85)	(5,992)	(3,175)	1,065	(8,102)
Indirect expenses	(2,027)	(265)	(2,292)	(882)	(439)	(1,321)	(2,432)	6,149	-	(104)	-	-	-	-
Restructuring costs
- direct	(10)	8	(2)	(40)	(8)	(48)	(93)	(1,011)	(103)	-	(1,257)	1,257	-	-
- indirect	(92)	(30)	(122)	(53)	(10)	(63)	(202)	394	-	(7)	-	-	-	-
Litigation and conduct costs	(918)	19	(899)	(112)	(90)	(202)	(994)	(99)	-	-	(2,194)	2,194	-	-

Operating expenses	(4,319)	(589)	(4,908)	(1,844)	(936)	(2,780)	(4,850)	(825)	(2,123)	(363)	(15,849)	(133)	2,123	(13,859)

Profit/(loss) before impairment losses	1,718	241	1,959	1,366	146	1,512	(901)	(862)	958	(318)	2,348	(89)	(968)	1,291
Impairment (losses)/releases	(268)	365	97	(76)	4	(72)	9	12	(197)	1,306	1,155	-	197	1,352

Operating profit/(loss)	1,450	606	2,056	1,290	150	1,440	(892)	(850)	761	988	3,503	(89)	(771)	2,643

Additional information
Return on equity (3)	19.4%	16.1%	17.5%	12.6%	7.8%	11.9%	(4.2%)	nm	6.6%	nm	(8.0%)	-	-	(8.0%)
Cost:income ratio	72%	71%	71%	57%	87%	65%	123%	nm	69%	nm	87%	-	-	91%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8	-	-	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8	-	-	1,050.8
Risk-weighted assets (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9			355.9
Employee numbers (FTEs - thousands)	24.8	4.4	29.2	6.2	3.4	9.6	3.7	48.1	17.4	0.7	108.7			91.3

nm = not meaningful

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; net interest income - loss of £3 million on RFS Holdings minority interest; non-interest income - gain of £20 million on redemption of own debt, £18 million loss on RFS Holdings minority interest, loss on own credit adjustment of £146 million and gain on strategic disposal of £191 million; staff costs - reallocation of £409 million from restructuring costs; and other costs – reallocation of £601 million from restructuring costs, reallocation of £247 million from write off of intangible assets, reallocation of £130 million from write down of goodwill, reallocation of £3 million from RFS holdings MI and £2,194 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £2,081 million, other administrative expenses of £4,568 million and depreciation and amortisation of £930 million and write down of goodwill and intangible assets of £523 million.

Current period segment performance

	Quarter ended 31 December 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	Total	Other*	CFG (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,209	150	1,359	521	175	696	222	128	533	(23)	2,915	-	(533)	2,382
Non-interest income	323	54	377	310	92	402	469	(374)	233	(162)	945	(131)	(231)	583

Total income	1,532	204	1,736	831	267	1,098	691	(246)	766	(185)	3,860	(131)	(764)	2,965

Direct expenses
- staff costs	(220)	(65)	(285)	(118)	(78)	(196)	(63)	(607)	(263)	(41)	(1,455)	(134)	264	(1,325)
- other costs **	(82)	(19)	(101)	(73)	(21)	(94)	(100)	(1,094)	(258)	(29)	(1,676)	(1,595)	278	(2,993)
Indirect expenses	(564)	(78)	(642)	(284)	(129)	(413)	(659)	1,739	-	(25)	-	-	-	-
Restructuring costs
- direct	(2)	-	(2)	-	(6)	(6)	(49)	(485)	(21)	-	(563)	563	-	-
- indirect	(16)	4	(12)	(13)	(2)	(15)	(39)	69	-	(3)	-	-	-	-
Litigation and conduct costs	(650)	19	(631)	(62)	(90)	(152)	(382)	1	-	-	(1,164)	1,164	-	-

Operating expenses	(1,534)	(139)	(1,673)	(550)	(326)	(876)	(1,292)	(377)	(542)	(98)	(4,858)	(2)	542	(4,318)

Profit/(loss) before impairment losses	(2)	65	63	281	(59)	222	(601)	(623)	224	(283)	(998)	(133)	(222)	(1,353)
Impairment (losses)/releases	(41)	104	63	(33)	-	(33)	(42)	1	(47)	681	623	-	47	670

Operating profit/(loss)	(43)	169	126	248	(59)	189	(643)	(622)	177	398	(375)	(133)	(175)	(683)

Additional information
Return on equity (3)	(2.5%)	20.1%	4.7%	9.6%	(12.5%)	6.2%	(13.6%)	nm	5.7%	nm	(49.6%)	-	-	(49.6%)
Cost:income ratio	100%	68%	96%	66%	122%	80%	187%	nm	71%	nm	126%	-	-	146%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8	-	-	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8	-	-	1,050.8
Risk-weighted assets (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9	-	-	355.9
Employee numbers (FTEs - thousands)	24.8	4.4	29.2	6.2	3.4	9.6	3.7	48.1	17.4	0.7	108.7	-	-	91.3

For the notes to this table refer to Appendix 3.

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  non-interest income - £13 million gain on RFS Holdings minority interest and loss on own credit adjustment of £144 million;  staff costs - reallocation of £134 million from restructuring costs; and other costs – reallocation of £182 million from restructuring costs, reallocation of £247 million from write off of intangible assets, reallocation of £2 million from RFS holdings MI and £1,164 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £480 million, other administrative expenses of £1,999 million and depreciation and amortisation of £203 million and write down of goodwill and intangible assets of £311 million.

UK Personal & Business Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	4,683	4,490	1,209	1,198	1,149

Net fees and commissions	1,287	1,309	315	335	341
Other non-interest income	67	14	8	10	4

Non-interest income	1,354	1,323	323	345	345

Total income	6,037	5,813	1,532	1,543	1,494

Direct expenses
- staff costs	(892)	(928)	(220)	(223)	(230)
- other costs	(380)	(524)	(82)	(78)	(203)
Indirect expenses	(2,027)	(1,954)	(564)	(481)	(519)
Restructuring costs
- direct	(10)	(118)	(2)	(2)	(27)
- indirect	(92)	(109)	(16)	(63)	(41)
Litigation and conduct costs	(918)	(860)	(650)	(118)	(450)

Operating expenses	(4,319)	(4,493)	(1,534)	(965)	(1,470)

Profit before impairment losses	1,718	1,320	(2)	578	24
Impairment losses	(268)	(501)	(41)	(79)	(107)

Operating profit/(loss)	1,450	819	(43)	499	(83)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	920	923	222	231	247
Personal deposits	706	468	210	194	116
Mortgages	2,600	2,605	656	657	665
Cards	730	838	169	187	206
Business banking	1,021	973	270	261	247
Other	60	6	5	13	13

Total income	6,037	5,813	1,532	1,543	1,494

Analysis of impairments by sector
Personal advances	161	179	36	46	61
Mortgages	(26)	31	(23)	(8)	(13)
Business banking	53	177	3	20	34
Cards	80	114	25	21	25

Total impairment losses (1)	268	501	41	79	107

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	2.2%	2.2%	1.9%	2.5%	3.0%
Mortgages	-	-	(0.1%)	-	(0.1%)
Business banking	0.4%	1.2%	0.1%	0.5%	0.9%
Cards	1.6%	2.0%	2.0%	1.6%	1.7%

Total	0.2%	0.4%	0.1%	0.2%	0.3%

Note:

(1)	Includes £2 million in Q4 2013 pertaining to the creation of RCR and related strategy.

UK Personal & Business Banking

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	19.4%	9.8%	(2.5%)	26.9%	(4.0%)
Net interest margin	3.68%	3.56%	3.74%	3.72%	3.62%
Cost:income ratio	72%	77%	100%	63%	98%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £46.6 billion and the return on equity 16%.

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.4	7.3	1%	8.1	(9%)
- mortgages	103.2	102.7	-	99.3	4%
- business	14.3	14.6	(2%)	14.6	(2%)
- cards	4.9	5.1	(4%)	5.8	(16%)

Total loans and advances to customers (gross)	129.8	129.7	-	127.8	2%
Loan impairment provisions	(2.6)	(2.7)	(4%)	(3.0)	(13%)

Net loans and advances to customers	127.2	127.0	-	124.8	2%

Funded assets	134.3	134.2	-	132.2	2%
Total assets	134.3	134.2	-	132.2	2%
Risk elements in lending	3.8	4.1	(7%)	4.7	(19%)
Provision coverage (1)	69%	67%	200bp	63%	600bp

Customer deposits
- personal current accounts	35.9	34.9	3%	32.5	10%
- personal savings	81.0	79.9	1%	82.3	(2%)
- business/commercial	31.8	31.2	2%	30.1	6%

Total customer deposits	148.7	146.0	2%	144.9	3%

Assets under management (excluding deposits)	4.9	5.0	(2%)	5.8	(16%)
Loan:deposit ratio (excluding repos)	86%	87%	(1%)	86%	-

Risk-weighted assets (2)
- Credit risk (non-counterparty)	33.4	35.3	(5%)	41.4	(19%)
- Operational risk	9.4	9.4	-	9.8	(4%)

Total risk-weighted assets	42.8	44.7	(4%)	51.2	(16%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £49.7 billion.

UK Personal & Business Banking

Key points

●

The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. Throughout 2014, the business has made steady progress in making banking fairer and simpler for its customers through a number of fair banking initiatives and technology investments. Progress made in 2014 by UK PBB included:

●	Helping customers with their needs:
○

As the UK’s biggest lender for SMEs, UK PBB continued to offer support to small business customers. Following storms and floods in February 2014, the business introduced a £250 million interest free loan fund for small business to help them get themselves back on their feet. An additional £1 billion Small Business Fund was launched to support small businesses with fee free, fixed rate loans.

○

UK PBB has been able to help more customers in 2014. With additional mortgage advisors recruited (up 18% from 630 to 744), gross mortgage lending increased by 37% year on year. The business’s commitment to helping its customers get on and move up the property ladder has been a success and it has now helped almost 15,000 customers buy their first or next home with the government-backed Help to Buy schemes since their launch in May 2013.

○

There are now more ways to bank with UK PBB than ever. With services being extended to the Post Office network, customers now have over 13,000 branches and post offices across the UK where they can carry out their every day banking.

●	Simpler and fairer products supported by the launch of the ‘Goodbye-Hello’ campaign:
○ The business committed to responsible and fair lending by removing 0% teaser deals from its offering and introducing the new Clear Rate and cash-back credit cards in 2014.
○ Business banking arrangement fees and surprise overdraft fees have been replaced with fixed rates on new business loans and text alerts when customers are overdrawn to keep them on track.
○

Service charges have been reviewed and made simpler and fairer for customers. The business re-introduced access to the LINK ATM network for all basic account customers, reduced its daily overdraft fees for all customers, placed a 60 day cap on overdraft charges and improved credit card late fee terms.

○

RBS became the first of the main high street banks to ensure all of its savers get the same or better deals as new customers. Those deals are available regardless of how customers choose to bank (e.g. branch, telephony or digital). With just five personal savings products now on sale the range is the simplest on the high street both for customers and for front line staff. Teaser savings rates have been removed and the business is committed to helping customers save for the long term rather than luring them in for the short term.

●	Investments in Technology
○

UK PBB continued with its commitment to invest in technology to make things better for the customer. As its award winning mobile banking application celebrated 5 years, the business received another gold award for the “Pay your Contacts” service, which was named “Best new service of the year” in July at the ‘Best in Biz’ International awards. UK PBB now has over 6.9 million online and mobile banking users, with the mobile app being used more than 23 million times every week.

○

Further improvements have been made to the mobile banking application and personal customers are now able to use the new industry-wide Pay-m application that allows customers to receive payments from customers of other participating banks just by providing their mobile number. Customers will no longer have to divulge their sort code and account number to receive payment. Pay-m has already enrolled over 1.8 million customers in the service since its launch at the end of April 2014. WiFi in branches has also been a great success with customers already using the free service over 1 million times since it started in May.

UK Personal & Business Banking

Key points (continued)

2014 compared with 2013

●

UK PBB recorded an operating profit of £1,450 million (2013 - £819 million), up £631 million, Operating profit excluding restructuring costs of £102 million (2013 - £227 million) and litigation and conduct costs of £918 million (2013 - £860 million) totalled £2,470 million compared with £1,906 million in the prior year. This reflected higher income, up 4% to £6,037 million and lower expenses after excluding restructuring of £102 million (2013 - £227 million) and litigation of £918 million (2013 - £860 million), down 3% to £3,299 million, together with substantially lower impairments, down £233 million to £268 million.

●

Net interest income increased by £193 million or 4% with strong improvements in deposit margins and volume growth. This was partly offset by lower asset margins linked to the continued change in the mix of the loan book towards secured lending and lower mortgage margins.

●	Non-interest income increased by £31 million or 2%, largely reflecting the transfer of the commercial cards business to UK PBB from CPB in August 2014.

●

Operating expenses decreased by £174 million or 4%, reflecting lower restructuring costs of £102 million (2013 - £227 million) and litigation and conduct costs of £918 million (2013 - £860 million). Operating expenses excluding these items, declined by £107 million or 3% supported by a 7% reduction in headcount and lower Financial Services Compensation Scheme (FSCS) accruals.. Litigation and conduct costs included additional provisions for Payment Protection Insurance redress (£650 million) and other conduct provisions in respect of legacy investment products and packaged account sales.

●	The net impairment charge was down by 47% to £268 million driven by a further decrease in new default charges together with releases of provisions and recoveries on previously written off debt.

●

Mortgage balances increased by £3.9 billion or 4%, to £103.2 billion driven by strong performance as advisor capacity increased. Gross new mortgage business increased by 37% to £19.7 billion, representing a market share of 10% with our stock share of 8% continuing to grow.

●	RWAs to decline of 16% to £42.8 billion with improved credit quality and lower unsecured balances.

Q4 2014 compared with Q3 2014

●

Operating loss totalled £43 million compared with an operating profit of £499 million, primarily as a result of additional conduct costs that included provisions for PPI redress (£400 million) and other conduct provisions in respect of legacy packaged account sales and investment products (£250 million). Operating profit excluding restructuring costs of £18 million (2013 -  £65 million) and litigation and conduct costs of £650 million (2013 - £118 million) decreased by £57 million or 8% to £625 million, reflecting the annual charge for bank levy (£38 million) and write-offs of intangible assets (£41 million). This was partly offset by lower impairments down £38 million to £41 million.

●	Net interest income increased by £11 million or 1% to £1,209 million supported by improved net interest margin and continued deposit growth.

●

Non-interest income fell by £22 million or 6% with lower cards transaction net income reflecting increased loyalty scheme costs. Q3 included profit recognised from the sale of NatWest Stockbrokers (£7 million).

●	The impairment charge declined by £38 million to £41 million primarily driven by increased portfolio provision releases. Underlying defaults also continued to trend lower.

●	RWAs continued to decrease, down £1.9 billion reflecting improved credit quality together with lower unsecured balances.

UK Personal & Business Banking

Key points (continued)

Q4 2014 compared with Q4 2013

●	Operating loss improved by £40 million to £43 million despite higher conduct charges, with net interest income up 5%, costs down and impairments substantially lower.

●

Net interest income grew by £60 million or 5% attributable to improvements in deposit income driven by margin and volume improvements. This was partly offset by a decline in asset margins from lower mortgage and loan pricing in line with the market and increased roll-off of higher margin loans.

●

Non-interest income fell by £22 million or 6% to £323 million as a result of a change in the daily overdraft fee tariff in Q4 2014, the re-opening of access to the LINK ATM network for all customers, lower packaged account fees and lower transactional income from cards.

●

Operating expenses excluding restructuring of £18 million (Q4 2013 - £68 million) and litigation and conduct costs of £650 million (Q4 2013 - £450 million) were down 9% to £866 million, largely reflecting lower provision for FSCS accruals and conduct provisions combined with lower staff costs as customer transactions migrate to lower cost channels.

●	Net impairment charges declined £66 million to £41 million, reflecting continued positive default trends. Portfolio provision releases also supported a lower charge in Q4 2014.

Ulster Bank

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	636	619	150	163	164

Net fees and commissions	139	141	38	35	37
Other non-interest income	55	99	16	16	1

Non-interest income	194	240	54	51	38

Total income	830	859	204	214	202

Direct expenses
- staff costs	(247)	(239)	(65)	(57)	(51)
- other costs	(74)	(63)	(19)	(20)	(21)
Indirect expenses	(265)	(263)	(78)	(61)	(75)
Restructuring costs
- direct	8	(27)	-	-	(9)
- indirect	(30)	(12)	4	(12)	(3)
Litigation and conduct costs	19	(90)	19	-	(65)

Operating expenses	(589)	(694)	(139)	(150)	(224)

Profit/(loss) before impairment losses	241	165	65	64	(22)
Impairment releases/(losses)	365	(1,774)	104	318	(1,067)

Operating profit/(loss)	606	(1,609)	169	382	(1,089)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	268	315	69	65	69
Retail	401	408	100	111	98
Other	161	136	35	38	35

Total income	830	859	204	214	202

Analysis of impairments by sector
Mortgages	(172)	235	(39)	(168)	24
Commercial real estate
- investment	(16)	593	(7)	(18)	392
- development	(11)	153	4	(9)	115
Other corporate	(186)	771	(64)	(130)	534
Other lending	20	22	2	7	2

Total impairment (releases)/losses (1)	(365)	1,774	(104)	(318)	1,067

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	(1.0%)	1.2%	(0.9%)	(3.8%)	0.5%
Commercial real estate
- investment	(1.6%)	17.4%	(2.8%)	(7.2%)	46.1%
- development	(3.7%)	21.9%	5.3%	(9.0%)	65.7%
Other corporate	(3.8%)	10.9%	(5.2%)	(10.4%)	30.1%
Other lending	2.0%	1.8%	0.8%	3.1%	0.7%

Total	(1.5%)	5.6%	(1.7%)	(5.1%)	13.6%

Note:

(1)	Includes £892 million in Q4 2013 pertaining to the creation of RCR and related strategy.

Ulster Bank

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	16.1%	(33.2%)	20.1%	42.2%	(97.8%)
Net interest margin	2.27%	1.88%	2.14%	2.32%	2.04%
Cost:income ratio	71%	81%	68%	70%	111%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £22.3 billion and the return on equity 17.2%.

Ulster Bank

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	17.5	17.6	(1%)	19.0	(8%)
Commercial real estate
- investment	1.0	1.0	-	3.4	(71%)
- development	0.3	0.4	(25%)	0.7	(57%)
Other corporate	4.9	5.0	(2%)	7.1	(31%)
Other lending	1.0	0.9	11%	1.2	(17%)

Total loans and advances to customers (gross)	24.7	24.9	(1%)	31.4	(21%)
Loan impairment provisions
- mortgages	(1.4)	(1.4)	-	(1.7)	(18%)
- commercial real estate
- investment	(0.2)	(0.2)	-	(1.2)	(83%)
- development	(0.2)	(0.2)	-	(0.3)	(33%)
- other corporate	(0.8)	(0.9)	(11%)	(2.0)	(60%)
- other lending	(0.1)	(0.2)	(50%)	(0.2)	(50%)

Total loan impairment provisions	(2.7)	(2.9)	(7%)	(5.4)	(50%)

Net loans and advances to customers (1)	22.0	22.0	-	26.0	(15%)

Funded assets	27.5	26.3	5%	28.0	(2%)
Total assets	27.6	26.5	4%	28.2	(2%)
Risk elements in lending
- Mortgages	3.4	3.3	3%	3.2	6%
- Commercial real estate
- investment	0.3	0.2	50%	2.3	(87%)
- development	0.2	0.2	-	0.5	(60%)
- Other corporate	0.8	0.9	(11%)	2.3	(65%)
- Other lending	0.1	0.2	(50%)	0.2	(50%)

Total risk elements in lending	4.8	4.8	-	8.5	(44%)
Provision coverage (2)	57%	60%	(300bp)	64%	(700bp)

Customer deposits	20.6	19.7	5%	21.7	(5%)
Loan:deposit ratio (excluding repos)	107%	112%	(500bp)	120%	(1,300bp)

Risk-weighted assets (3,4)
- Credit risk
- non-counterparty	22.2	22.2	-	28.2	(21%)
- counterparty	0.1	0.1	-	0.3	(67%)
- Market risk	-	0.1	(100%)	0.5	(100%)
- Operational risk	1.5	1.5	-	1.7	(12%)

Total risk-weighted assets	23.8	23.9	-	30.7	(22%)

Spot exchange rate - €/£	1.285	1.285		1.201

Notes:

(1)	31 December 2014 includes £11.4 billion in relation to legacy tracker mortgages.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £28.2 billion.
(4)	31 December 2014 includes £10.7 billion in relation to legacy tracker mortgages.

Ulster Bank

Key points

Following completion of a strategic review, Ulster Bank was confirmed as a core part of RBS reflecting its fit with RBS’s retail and commercial strategy; 2014 saw a return to profitability with significant progress made addressing legacy issues and the strengthening of its core business for the future.

●

The transfer of £4.4 billion of gross assets to RCR on 1 January 2014 and subsequent deleveraging has enabled Ulster Bank to focus on the development of its core business. This has had a material impact on the comparison of 2014 financial performance with 2013.

●

Ulster Bank recorded an operating profit of £606 million in 2014, the first annual profit since 2008. This represented a major turnaround from 2013 largely due to impairment releases supported by enhanced collections performance and an improvement in key macroeconomic indicators. Net interest margin also improved and operating expenses were reduced.

●

Considerable progress was made to improve Ulster Bank’s service offering and to enhance the customer experience. The bank continued to re-shape its distribution network during 2014 while online and mobile banking services were further developed to support the upward trend in digital transactions,   which now represent 57% of total transaction volumes. The bank’s ‘Web Chat’ initiative, launched in 2012, is now handling over 15,000 customer enquiries each month. Ulster Bank in Northern Ireland recently launched its ‘Bank on Wheels’ service and extended its partnership with the Post Office which provides customers with 484 new points of presence.

●

There has been a significant increase in new lending activity during 2014 following the launch of the ‘Big Yes’ mortgage and ‘Ahead for Business' campaigns. New mortgage lending increased by over 40% in 2014 while over £1 billion of new lending was made available to business customers, despite a challenging business environment.

●

The investment made to support customers in financial difficulty has resulted in a sustained reduction since Q1 2013 in the number of mortgage customers in arrears of 90 days or more and an increase in the number of business customers returning to mainstream management.

2014 compared with 2013

●

Ulster Bank recorded an operating profit of £606 million in 2014 compared with a loss of £1,609 million in 2013. The turnaround was driven by £365 million net impairment releases compared with impairment losses of £1,774 million in 2013. Operating profit excluding restructuring costs of £22 million (2013 - £39 million) and litigation and conduct provision releases of £19 million (2013 - £90 million) was £609 million compared with a loss of £1,480 million.

●	Profit before impairment losses was £241 million, £76 million higher than in 2013.

●

Total income decreased by £29 million to £830 million largely as a result of the non-recurrence of significant hedging gains on the mortgage portfolio in 2013. Net interest income increased by £17 million to £636 million, primarily driven by a significant reduction in the cost of deposits and a benefit from the recognition of income on certain previously non-performing assets, partly offset by the adverse impact on the tracker mortgage book of lower European Central Bank refinancing interest rates. Net interest margin increased 39 basis points to 2.27%.

Ulster Bank

Key points (continued)

2014 compared with 2013 (continued)

●

The continued focus on costs resulted in a reduction in staff numbers and the bank’s property footprint. Litigation and conduct costs decreased by £109 million reflecting the outcome of reviews relating to provisions on PPI and Interest Rate Hedging Products. These benefits were partly offset by higher regulatory charges and levies including a new bank levy introduced in the Republic of Ireland, of £15 million, and the impact of a realignment of costs following the creation of RCR, £44 million.

●

The transfer of assets to RCR coupled with improved credit quality across key portfolios resulted in a 44% reduction in risk elements in lending. Provision coverage reduced from 64% to 57% during 2014 reflecting the further de-risking of the balance sheet coupled with the impact of an increase in asset values. RWAs decreased by 22% reflecting an improvement in credit metrics and a reduced loan book.

●

The loan:deposit ratio decreased from 120% to 107% during 2014 mainly due to a 15% reduction in net loan balances to £22 billion reflecting the transfer of assets to RCR and continued customer deleveraging partly offset by growth in new lending. Customer deposits declined by 5% largely driven by exchange rate movements.

Q4 2014 compared with Q3 2014

●

Operating profit of £169 million in Q4 2014 was £213 million lower than Q3 2014 largely due to a reduction in impairment releases. Operating profit excluding restructuring provisions releases of £4 million (2013 – £12 million) and litigation and conduct provision releases of £19 million (2013 – nil) was £146 million compared with £394 million in Q3 2014.

●

The profit before impairment losses of £65 million was broadly stable with Q3 2014. Total income decreased by £10 million mainly as a result of the recognition of income on previously non-performing assets in Q3 2014. Operating expenses decreased by £11 million primarily due to the release of provisions relating to litigation, conduct and restructuring, partly offset by the impact of the UK bank levy (£14 million).

●	The loan:deposit ratio declined to 107% from 112% in Q3 2014 primarily reflecting a 5% increase in customer deposit balances.

Q4 2014 compared with Q4 2013

●

Operating profit of £169 million in 2014 included net impairment releases of £104 million compared with impairment losses of £1,067 million in Q4 2013, which included additional charges of £911 million arising from the creation of RCR. Operating profit excluding provisions releases of £4 million (2013 – costs of £12 million) and litigation and conduct costs provisions releases of £19 million (2013 – costs of £65 million) was £146 million compared with a loss of £1,012 million in Q4 2013.

●	Total income was broadly in line with Q4 2013. Operating expenses decreased by £85 million principally due to a reduction in litigation and conduct costs.

Commercial Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,041	1,962	521	521	515

Net fees and commissions	885	944	217	220	235
Other non-interest income	284	251	93	70	66

Non-interest income	1,169	1,195	310	290	301

Total income	3,210	3,157	831	811	816

Direct expenses
- staff costs	(508)	(513)	(118)	(124)	(132)
- other costs	(249)	(269)	(73)	(54)	(68)
Indirect expenses	(882)	(891)	(284)	(196)	(281)
Restructuring costs
- direct	(40)	(18)	-	-	(1)
- indirect	(53)	(37)	(13)	(18)	(14)
Litigation and conduct costs	(112)	(247)	(62)	-	(222)

Operating expenses	(1,844)	(1,975)	(550)	(392)	(718)

Profit before impairment losses	1,366	1,182	281	419	98
Impairment losses	(76)	(652)	(33)	(12)	(277)

Operating profit/(loss)	1,290	530	248	407	(179)

Commercial Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	1,830	1,911	477	459	481
Deposits	353	208	105	95	64
Asset and invoice finance	740	671	186	188	168
Other	287	367	63	69	103

Total income	3,210	3,157	831	811	816

Analysis of impairments by sector
Commercial real estate	(2)	431	5	(1)	233
Asset and invoice finance	11	31	7	2	20
Private sector education, health, social work,
recreational and community services	(8)	125	-	2	28
Banks & financial institutions	-	10	-	(1)	4
Wholesale and retail trade repairs	20	9	4	2	3
Hotels and restaurants	7	28	6	2	10
Manufacturing	10	1	1	2	3
Construction	9	(2)	1	4	(1)
Other	29	19	9	-	(23)

Total impairment losses (1)	76	652	33	12	277

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	-	2.1%	0.1%	-	4.6%
Asset and invoice finance	0.1%	0.3%	0.2%	0.1%	0.7%
Private sector education, health, social work,
recreational and community services	(0.1%)	1.6%	-	0.1%	1.4%
Banks & financial institutions	-	0.1%	-	(0.1%)	0.2%
Wholesale and retail trade repairs	0.3%	0.2%	0.3%	0.1%	0.2%
Hotels and restaurants	0.2%	0.8%	0.7%	0.2%	1.1%
Manufacturing	0.3%	-	0.1%	0.2%	0.3%
Construction	0.5%	(0.1%)	0.2%	0.8%	(0.2%)
Other	0.1%	0.1%	0.1%	-	(0.4%)

Total	0.1%	0.8%	0.2%	0.1%	1.3%

Note:

(1)	Includes £123 million in 2013 pertaining to the creation of RCR and related strategy.

Commercial Banking

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1,2)	12.6%	4.9%	9.6%	16.0%	(6.7%)
Net interest margin	2.74%	2.64%	2.77%	2.78%	2.76%
Cost:income ratio	57%	63%	66%	48%	88%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £69.8 billion and the return on equity 9.5%.

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	18.3	18.6	(2%)	20.2	(9%)
- Asset and invoice finance	14.2	14.3	(1%)	11.7	21%
- Private sector education, health, social work,
recreational and community services	6.9	7.1	(3%)	7.9	(13%)
- Banks & financial institutions	7.0	7.0	-	6.9	1%
- Wholesale and retail trade repairs	6.0	6.0	-	5.8	3%
- Hotels and restaurants	3.4	3.4	-	3.6	(6%)
- Manufacturing	3.7	3.9	(5%)	3.7	-
- Construction	1.9	1.9	-	2.1	(10%)
- Other	24.7	23.8	4%	23.1	7%

Total loans and advances to customers (gross)	86.1	86.0	-	85.0	1%
Loan impairment provisions	(1.0)	(1.0)	-	(1.5)	(33%)

Net loans and advances to customers (1)	85.1	85.0	-	83.5	2%

Funded assets	89.4	89.7	-	87.9	2%
Total assets	89.4	89.7	-	87.9	2%
Risk elements in lending	2.5	2.6	(4%)	4.3	(42%)
Provision coverage (2)	38%	40%	(200bp)	38%	-

Customer deposits	86.8	87.0	-	90.7	(4%)
Loan:deposit ratio (excluding repos)	98%	98%	-	92%	600bp

Risk-weighted assets (3)
- Credit risk (non-counterparty)	57.6	58.5	(2%)	59.7	(4%)
- Operational risk	6.4	6.4	-	6.1	5%

Total risk-weighted assets	64.0	64.9	(1%)	65.8	(3%)

Notes:

(1)	December 2014 includes £15 billion third party assets and £12 billion risk-weighted asset equivalents in relation to the run-down legacy book.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £61.5 billion.

Commercial Banking

Key points

Commercial Banking implemented a simplified and delayered management structure in 2014. With over 120 products removed from sale and over 400 process improvements implemented, the segment is becoming easier to do business with.

Tangible progress is being made via a bank-wide strategic lending programme which will transform the end-to-end customer lending experience, ensuring faster decisions and a smoother application process. Over the year there has been an improvement in the Net Promoter Score and rating of overall service quality across the business, together with a continuing fall in complaints.

Commercial Banking continues to back UK businesses and communities, with over 8,400 Statement of Appetite letters issued in 2014 at a total value of £4.7 billion. As part of our plan to support entrepreneurs across the UK, the first of eight accelerator hubs opened in February 2015, offering free space, support and advice to high growth business owners. A series of customer campaigns were launched, proactively engaging customers on their international and asset finance needs.

Significant progress has been made to drive connectivity across the bank, with a focus on providing employees with the skills and tools they need to serve customers better. This has included investment in professional qualifications as well as the development of a suite of banking tools to be rolled out in 2015. The alignment of Commercial & Private Banking continues to yield benefits, with a pilot resulting in over 140 referrals between the businesses.

2014 compared with 2013

●

Commercial Banking recorded an operating profit of £1,290 million compared with £530 million in the prior year. This was driven by lower net impairment losses, down £576 million, lower operating expenses, down £131 million and higher income, up £53 million. Operating profit, excluding restructuring costs of £93 million (2013 - £55 million) and litigation and conduct costs of £112 million (2013 - £247 million) increased by £663 million to £1,495 million.

●

Net interest income increased by £79 million or 4%, largely reflecting re-pricing activity on deposits partly offset by the impact of reduced asset margins, a result of the net transfer in of lower margin legacy loans (after the cessation of Non-Core).

●

Non-interest income was down £26 million or 2% as lower Corporate & Institutional Banking revenue share income, restructuring fees and the transfer out of commercial cards income to UK Personal & Business Banking in August 2014 were only partially offset by higher fair value gains and operating lease income, along with lower close out costs of interest rate products associated with impaired loans.

●

Operating expenses were down £131 million or 7%, as a result of lower litigation and conduct costs of £112 million (2013 - £247 million), primarily relating to interest rate swap redress, and lower underlying direct costs reflecting the continued focus on cost saving. These reductions were partially offset by higher restructuring costs of £93 million (2013 - £55 million), as the business aligns itself to better support customers, and growth in operating lease depreciation. Operating expenses excluding restructuring costs and litigation and conduct costs declined by £34 million.

Commercial Banking

Key points (continued)

2014 compared with 2013 (continued)

●

Net impairment losses declined £576 million to £76 million, as 2013 included the impact of the creation of RCR. Excluding the RCR charges, underlying impairments declined by £453 million with fewer individual cases across the portfolio, reduced collectively assessed provisions and higher latent provision releases, reflecting improved credit conditions.

●

The loan:deposit ratio increased to 98%, from reduced deposits, down 4%, reflecting the rebalancing of the bank’s liquidity position, and a 2% increase in net loans and advances, as reductions in the commercial real estate and restructuring portfolio were offset by growth across other businesses.

●

RWAs were £1.8 billion lower at £64.0 billion, primarily reflecting net transfers to RCR, effective 1 January 2014, and improving credit quality on the back of UK economic recovery, offset by loan growth.

Q4 2014 compared with Q3 2014

●

Operating profit declined by £159 million to £248 million. This was driven by higher operating expenses coupled with higher net impairment losses only partially offset by an increase in income. Operating profit excluding restructuring costs and litigation and conduct costs of £75 million (Q3 2014 - £18 million) was £323 million compared with £425 million in the preceding quarter.

●	Net interest income was broadly flat as a decline in asset margins offset an increase in current account balances.

●	Non-interest income increased by £20 million or 7% to £310 million, from higher fair value gains partially offset by lower disposal gains. Fee income remained broadly stable.

●

Operating expenses increased by £158 million to £550 million, primarily driven by a £62 million provision for litigation and conduct costs coupled with the annual bank levy (£84 million). A donation of £10 million was made to the bank’s social finance charity.

●

Net impairment losses increased by £21 million to £33 million, reflecting an uplift in a small number of individual cases and higher latent charges, partially offset by reduced collectively assessed provisions.

●	RWAs declined by 1% to £64.0 billion, as a result of improving risk parameters.

Q4 2014 compared with Q4 2013

●

Operating profit was £248 million compared with a loss of £179 million in Q4 2013 primarily driven by lower litigation and conduct costs, down £160 million, and lower net impairment losses, down £244 million. Operating profit excluding restructuring costs and litigation and conduct costs of £75 million (Q4 2013 - £237 million) increased from £58 million to £323 million.

●

Income increased by £15 million or 2% to £831 million, with higher net interest income, up 1%, and higher non-interest income, up 3%. Net interest income benefited from the re-pricing activity on deposits partially offset by the impact of lower asset margins reflecting the transfer of lower margin loans from Non-Core. Non-interest income was positively affected by higher fair value gains in the quarter, partially offset by the transfer of commercial cards income to UK Personal & Business Banking.

●

Operating expenses decreased by £168 million or 23% to £550 million, primarily driven by lower litigation and conduct costs, coupled with lower direct costs. This was partially offset by the social finance charity donation.

●	Net impairment losses decreased by £244 million to £33 million, reflecting fewer significant individual cases coupled with the non-repeat of the RCR related charges.

Private Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	691	658	175	172	173

Net fees and commissions	335	355	78	85	85
Other non-interest income	56	64	14	13	18

Non-interest income	391	419	92	98	103

Total income	1,082	1,077	267	270	276
Direct expenses
- staff costs	(317)	(317)	(78)	(79)	(63)
- other costs	(72)	(84)	(21)	(19)	(33)
Indirect expenses	(439)	(475)	(129)	(105)	(134)
Restructuring costs
- direct	(8)	(18)	(6)	-	(14)
- indirect	(10)	(9)	(2)	(7)	(3)
Litigation and conduct costs	(90)	(206)	(90)	-	(206)
Operating expenses	(936)	(1,109)	(326)	(210)	(453)

Profit/(loss) before impairment losses	146	(32)	(59)	60	(177)
Impairment releases/(losses)	4	(29)	-	4	(21)

Operating profit/(loss)	150	(61)	(59)	64	(198)

Of which: international private banking activities (1)

Total income	230	267	55	53	61
Operating expenses	(257)	(357)	(76)	(62)	(161)
Impairment losses	-	(20)	-	-	(20)
Operating loss	(27)	(110)	(21)	(9)	(120)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	176	198	42	44	52
Banking	906	879	225	226	224

Total income	1,082	1,077	267	270	276

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (2,3)	7.8%	(3.1%)	(12.5%)	13.3%	(41.0%)
Net interest margin	3.71%	3.47%	3.74%	3.65%	3.68%
Cost:income ratio	87%	103%	122%	78%	164%

Notes:

(1)	Private banking and wealth management activities outside of the British Isles, broadly indicative of the businesses being exited.
(2)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(3)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £11.5 billion and the return on equity 6.1%.

Private Banking

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal	5.4	5.6	(4%)	5.5	(2%)
- mortgages	8.9	8.8	1%	8.7	2%
- other	2.3	2.4	(4%)	2.6	(12%)

Total loans and advances to customers (gross)	16.6	16.8	(1%)	16.8	(1%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Loans and advances to customers	16.5	16.7	(1%)	16.7	(1%)

Funded assets	20.4	21.0	(3%)	21.0	(3%)
Total assets	20.5	21.1	(3%)	21.2	(3%)
Assets under management	28.3	28.9	(2%)	29.7	(5%)

Risk elements in lending	0.2	0.2	-	0.3	(33%)
Provision coverage (1)	34%	35%	(100bp)	43%	(900bp)

Customer deposits	36.1	36.2	-	37.2	(3%)

Loan:deposit ratio (excluding repos)	46%	46%	-	45%	100bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	9.5	10.2	(7%)	10.0	(5%)
- counterparty	0.1	0.1	-	-	-
- Market risk	-	-	-	0.1	(100%)
- Operational risk	1.9	1.9	-	1.9	-

Total risk-weighted assets	11.5	12.2	(6%)	12.0	(4%)

Of which: international private banking activities (3)

Net loans and advances to customers	3.0	3.1	(3%)	3.1	(3%)
Assets under management	14.5	15.0	(3%)	15.6	(7%)
Customer deposits (excluding repos)	7.3	7.8	(6%)	8.0	(9%)
Risk-weighted assets (2)	2.2	2.6	(15%)	2.5	(12%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis at 1 January 2014 were £12.0 billion.
(3)	Private banking and wealth management activities outside of the British Isles, broadly indicative of the businesses being exited.

Key points

During 2014, Private Banking has continued to provide excellent service to clients against the background of a major business review and significant organisational change.

Following the announcement of RBS’s new strategy in February 2014, Private Banking set out a new vision and strategic direction in August. Coutts and Adam & Company will focus on growing the UK based high net worth client franchise. All private banking and wealth management activities where the primary relationship management is conducted outside the British Isles will be exited to align better with RBS’s stated UK focus.

The ambition of the business is to be the leading UK based private bank and wealth manager for wealthy individuals seeking exceptional private banking and wealth management. Private Banking has gathered significant momentum behind its ambition, supported by a straightforward plan centred around five key priorities: an improved banking proposition; a refocused advice and wealth management model; an enhanced proposition for international clients managed from the UK; an integrated client approach across RBS; and increased client engagement.

Since September, good progress has been made towards the sale of the business outside the British Isles. A primary focus of the transaction is to execute the deal with minimal disruption for clients and staff.

Private Banking

Key points (continued)

Private Banking has made tangible steps towards working more closely with Commercial Banking, which includes an energetic approach to client cross referrals as well as functional synergies.

The business has progressed well against key priorities in 2014. Improvements are evidenced by several industry awards including: ‘Best private bank in the UK’ (PWM/The Banker) and ’Most innovative digital offering’ (Private Banker International). Coutts continues to be recognised as a leader in philanthropy, with its’ $1 million donors’ report receiving significant media coverage, and its expertise as an adviser for family businesses and entrepreneurs remains a strong point of differentiation.

2014 compared with 2013

●

Private Banking recorded an operating profit of £150 million compared with a loss of £61 million in the prior year. This was driven by reduced operating expenses, down £173 million, net impairment releases of £4 million compared with a net £29 million loss in 2013, and higher income, up £5 million. Operating profit excluding restructuring costs of £18 million (2013 - £27 million) and litigation and conduct costs of £90 million (2013 - £206 million) increased by £86 million to £258 million.

●	Net interest income increased by £33 million or 5% as improved deposit margin reflected the full year impact of the 2013 deposit re-pricing initiative.
●	Non-interest income was down £28 million or 7%, with lower transactional and investment activity due to subdued market volatility across the international business.
●

Operating expenses declined by £173 million or 16% primarily driven by lower restructuring costs and litigation and conduct costs. Operating expenses excluding restructuring costs of £18 million (2013 - £27 million) and litigation and conduct costs of £90 million (2013 - £206 million) declined by £48 million or 5% to £828 million, reflecting lower technology costs and one-off benefits from the exit of a number of London properties.

●

Net impairment releases of £4 million, compared with a net impairment loss of £29 million in the prior year reflected the non-repeat of a single £20 million provision, coupled with improved economic conditions and higher UK property prices.

●	Client deposits decreased by £1.1 billion or 3% reflecting the rebalancing of the bank’s liquidity position.
●	Assets under management decreased by £1.4 billion or 5% to £28.3 billion, driven by low margin custody outflows.

Q4 2014 compared with Q3 2014

●

Operating loss was £59 million compared with a profit of £64 million in the prior quarter principally driven by a £90 million increase in litigation and conduct costs and the cost of the UK bank levy. Operating profit excluding restructuring costs and litigation and conduct costs of £98 million (Q3 2014 - £7 million) declined by £32 million to £39 million, primarily due to the annual bank levy.

●	Assets under management decreased by £0.6 billion or 2%, due to outflows of low margin assets in both the UK and international businesses.

Q4 2014 compared with Q4 2013

●

Operating loss decreased by £139 million to £59 million, primarily driven by lower litigation and conduct costs coupled with the non-repeat of a single impairment provision. Operating profit increased by £14 million excluding restructuring costs and litigation and conduct costs of £98 million (Q4 2013 - £223 million).

●	Non-interest income fell by £11 million or 11% as a result of lower transactional and investment activity due to subdued market volatility across the international business.
●	Operating expenses declined by £127 million or 28%, largely driven by the £116 million reduction in litigation and conduct costs. Indirect costs declined with lower technology and property costs.
●	Net impairment loss decreased by £21 million reflecting the non-repeat of the single provision in the international business in Q4 2013.

Corporate & Institutional Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	817	684	222	230	208

Net fees and commissions	972	1,109	219	263	265
Income from trading activities	2,023	3,074	212	329	549
Other operating income	137	141	38	9	26

Non-interest income	3,132	4,324	469	601	840

Total income	3,949	5,008	691	831	1,048

Direct expenses
- staff costs	(729)	(979)	(63)	(179)	(138)
- other costs	(400)	(688)	(100)	(50)	(267)
Indirect expenses	(2,432)	(2,900)	(659)	(593)	(959)
Restructuring costs
- direct	(93)	(76)	(49)	(22)	(25)
- indirect	(202)	(126)	(39)	6	35
Litigation and conduct costs	(994)	(2,441)	(382)	(562)	(1,932)

Operating expenses	(4,850)	(7,210)	(1,292)	(1,400)	(3,286)

Loss before impairment losses	(901)	(2,202)	(601)	(569)	(2,238)
Impairment releases/(losses)	9	(680)	(42)	12	(429)

Operating loss	(892)	(2,882)	(643)	(557)	(2,667)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	975	1,075	79	240	202
Currencies	754	903	210	193	192
Credit	1,088	1,639	116	198	343
Global Transaction Services	818	881	190	207	227
Portfolio	653	623	171	164	156

Total (excluding revenue share and run-off businesses)	4,288	5,121	766	1,002	1,120
Inter-segment revenue share	(236)	(261)	(59)	(58)	(57)
Run-off businesses	(103)	148	(16)	(113)	(15)

Total income	3,949	5,008	691	831	1,048

Corporate & Institutional Banking

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	(4.2%)	(12.9%)	(13.6%)	(11.0%)	(53.1%)
Net interest margin	0.99%	0.80%	1.11%	1.08%	0.97%
Cost:income ratio	123%	144%	187%	168%	314%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £108.9 billion and the return on equity (4.8%).

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding	73.0	73.3	-	69.1	6%
reverse repos)
Loan impairment provisions	(0.2)	(0.2)	-	(0.9)	(78%)

Total loans and advances to customers (excluding
reverse repos)	72.8	73.1	-	68.2	7%
Net loans and advances to banks (excluding reverse
repos) (1)	16.9	19.5	(13%)	20.5	(18%)
Reverse repos	61.6	72.9	(16%)	76.2	(19%)
Securities	57.0	65.6	(13%)	72.1	(21%)
Cash and eligible bills	23.2	18.9	23%	20.6	13%
Other	9.6	24.9	(61%)	11.0	(13%)

Funded assets	241.1	274.9	(12%)	268.6	(10%)
Total assets	577.2	572.9	1%	551.2	5%
Provision coverage (2)	105%	175%	(7,000bp)	59%	4,600bp

Customer deposits (excluding repos)	59.4	57.1	4%	64.8	(8%)
Bank deposits (excluding repos)	33.3	32.2	3%	30.2	10%
Repos	61.1	67.2	(9%)	74.8	(18%)
Debt securities in issue	14.1	15.8	(11%)	21.5	(34%)
Loan:deposit ratio (excluding repos)	122%	128%	(600bp)	105%	1,700bp

Risk-weighted assets (3)
- Credit risk
- non-counterparty	51.3	57.2	(10%)	61.8	(17%)
- counterparty	25.1	28.5	(12%)	17.5	43%
- Market risk	18.9	25.7	(26%)	26.4	(28%)
- Operational risk	11.8	11.8	-	14.7	(20%)

Total risk-weighted assets	107.1	123.2	(13%)	120.4	(11%)

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. On the end-point CRR basis risk-weighted assets at 1 January 2014 were £147.1 billion.

Corporate & Institutional Banking

Key points

Corporate & Institutional Banking (CIB) focused on its strengths in core product areas during 2014, reducing the scale of the business and simplifying the operating model. This allowed CIB to better serve customers while deploying fewer resources. The commitment to customers was demonstrated by the award of The Banker’s Most Innovative Bank in Risk Management in Q3 2014 and by winning IFR magazine’s Sterling Bond House of the year award in Q4 2014. The drive to concentrate on core products is evidenced by the 27% fall in RWAs (compared with 1 January 2014 on a CRR basis) and the 22% year on year fall in expenses excluding litigation and conduct costs of £994 million (2013 - £2,441 million) and restructuring costs of £295 million (2013 - £202 million).

2014 compared with 2013

●

CIB recorded an operating loss of £892 million compared with a loss of £2,882 million in 2013. This included litigation and conduct costs of £994 million compared with £2,441 million a year before. The operating result excluding these litigation and conduct costs and restructuring costs improved from a loss of £239 million in 2013 to a profit of £397 million in 2014. This movement was primarily driven by substantial reductions in expenses, partially offset by lower income. Net impairment releases totalled £9 million compared with a net impairment charge of £680 million in 2013.

●	Total income declined by 21%, reflecting reduced deployment of resources and difficult trading conditions, characterised by subdued levels of client activity and limited market volatility:
	○	Rates suffered from a weak trading performance in Q4 2014. This, combined with subdued client flow and balance sheet de-risking, reduced income.
○

Currencies income declined in a highly competitive market as both market volatility and client activity remained subdued for much of the year. Some volatility returned in Q4 2014, boosting income in the Options business in particular.

○

Credit reduced RWAs by 61% in 2014, including the wind-down of Credit Trading and the US asset- backed products (ABP) business. This impacted income, as did the year on year weakening in corporate investment grade debt capital market issuance in EMEA.

	○	Income from Global Transaction Services dipped by 7%, primarily as a result of the disposal of the Global Travel Money Service business in Q4 2013. The underlying business was stable.
	○	Run-off and recovery businesses incurred a loss of £103 million.

●

Operating expenses fell by £2,360 million driven primarily by lower litigation and conduct costs. Operating expenses excluding litigation and conduct costs of £994 million (2013 - £2,441 million) and restructuring costs of £295 million (2013 - £202 million), decreased by £1,006 million, or 22%, reflecting the continued focus on cost savings across both business and support areas.

●

Net impairment releases totalled £9 million compared with a net impairment charge of £680 million in 2013, reflecting a reduction in latent loss provisions and a low level of new impairments. This contrasted with 2013 which included substantial impairments related to the establishment of RCR.

●	Funded assets fell by 10% reflecting the focus on core product areas including the wind-down of Credit Trading and the US ABP businesses.

●

RWAs were managed down by £40.0 billion from £147.1 billion on 1 January 2014 to £107.1 billion on 31 December 2014. The 27% reduction was driven by a sustained programme of risk and business reductions, notably in Credit due to the wind-down of the US asset-backed products business (down £15 billion over the same period to £4 billion).

Corporate & Institutional Banking

Key points (continued)

Q4 2014 compared with Q3 2014

●

An operating loss of £643 million, compared with a loss of £557 million in Q3 2014, primarily reflected lower income, higher restructuring and indirect costs, partially offset by lower litigation and conduct costs of £382 million compared with £562 million in Q3 2014. Operating loss excluding litigation and conduct costs of £382 million (Q3 2014 - £562 million) and restructuring costs of £88 million (Q3 2014 - £16 million), totalled £173 million compared with a profit of £21 million in Q3. RWAs continued to fall, down 13% to £107.1 billion in Q4 2014.

●

Reduced income, most notably in Rates and Credit, was driven by a weak trading performance as markets reacted to increasing concerns about the Eurozone economy and challenging macroeconomic conditions more broadly. This was partially offset by Currencies, where higher income was driven by increased currency volatility.

●

Operating expenses fell by £108 million, driven by lower litigation and conduct costs and lower staff expenses. This was partially offset by higher restructuring costs and indirect expenses, the latter reflecting the timing of the UK bank levy, which cost £93 million in the quarter.

●	RWAs fell by 13%, driven by risk reduction and specific business initiatives, notably in Credit where the US asset-backed products business is being wound down.

Q4 2014 compared with Q4 2013

●

Operating loss declined from £2,667 million in Q4 2013 to £643 million in Q4 2014. The improvement was driven by lower expenses, primarily litigation and conduct costs, and lower impairments, partially offset by reduced income.

●	Lower income, primarily in Rates and Credit, reflected risk and balance sheet reductions since the end of 2013 and a weak trading performance in Q4 2014.

●

Operating expenses fell by £1,994 million, driven by lower litigation and conduct costs. Operating expenses excluding litigation and conduct costs of £382 million (Q4 2013 - £1,932 million) and restructuring costs of £88 million (Q4 2013 - £10 million gain), declined by £542 million reflecting the continued focus on reducing the cost base.

Central items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Central items not allocated	(850)	647	(622)	(319)	(61)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

Key points

2014 compared with 2013

●

Central items not allocated represented a charge of £850 million compared with a credit of £647 million in 2013. The change includes lower gains on the disposal of available-for-sale securities in Treasury, which were down £575 million to £149 million in 2014, along with a £309 million higher restructuring charge relating to the Williams & Glyn franchise. In addition 2014 includes a charge of £247 million write-down of previously capitalised software development expenditure and £134 million lower income from investments in associates. In addition, unallocated Treasury funding costs, including volatile items under IFRS, were £437 million in the year versus £282 million in 2013.

Q4 2014 compared with Q3 2014

●

Central items not allocated represented a charge of £622 million in Q4 2014 compared with a charge of £319 million in Q3 2014. Q4 included a £247 million software write-down. In addition, unallocated Treasury funding costs, including volatile items under IFRS, were £323 million in the quarter versus £111 million in Q3 2014. The previous quarter also included £72 million of available-for-sale disposal losses.

Q4 2014 compared with Q4 2013

●

Central items not allocated represented a charge of £622 million in Q4 2014 compared with a charge of £61 million in Q4 2013. This reflected the software write off, higher restructuring charges relating to the Williams & Glyn franchise and lower gains on the disposal of available-for-sale securities in Treasury, which were down £108 million to £6 million in Q4 2014.

Citizens Financial Group (£ Sterling)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,013	1,892	533	493	468

Net fees and commissions	709	761	185	174	182
Other non-interest income	359	312	48	41	58

Non-interest income	1,068	1,073	233	215	240

Total income	3,081	2,965	766	708	708

Direct expenses
- staff costs	(1,030)	(1,091)	(263)	(255)	(249)
- other costs	(990)	(986)	(258)	(231)	(251)
Indirect expenses	-	(111)	-	-	(31)
Restructuring costs	(103)	(16)	(21)	(13)	(11)

Operating expenses	(2,123)	(2,204)	(542)	(499)	(542)

Profit before impairment losses	958	761	224	209	166
Impairment losses	(197)	(156)	(47)	(46)	(46)

Operating profit	761	605	177	163	120

Average exchange rate - US$/£	1.647	1.565	1.582	1.669	1.619

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	6.6%	5.7%	5.7%	5.6%	4.7%
Net interest margin	2.88%	2.91%	2.86%	2.82%	2.91%
Cost:income ratio	69%	74%	71%	71%	77%
Loan impairment charge as % of gross customer
loans and advances	0.3%	0.3%	0.3%	0.3%	0.4%

Notes:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).
(2)

From Q1 2015 business segment return on equity will be calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWAes). At 31 December 2014 the RWAes on this basis were £68.6 billion and the return on equity 6.1%.

Citizens Financial Group (£ Sterling)

	31 December	30 September		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	7.7	7.1	8%	5.8	33%
- home equity	12.0	11.8	2%	12.1	(1%)
- SBO home equity	1.2	1.2	-	-	100%
- corporate and commercial	27.9	25.8	8%	24.1	16%
- other consumer	11.3	10.3	10%	8.6	31%

Total loans and advances to customers (gross)	60.1	56.2	7%	50.6	19%
Loan impairment provisions	(0.5)	(0.5)	-	(0.3)	67%

Net loans and advances to customers	59.6	55.7	7%	50.3	18%

Funded assets	84.5	80.5	5%	71.3	19%
Total assets	84.9	80.9	5%	71.7	18%
Investment securities	15.8	15.3	3%	12.9	22%
Risk elements in lending
- retail	1.2	1.1	9%	0.9	33%
- commercial	0.1	0.2	(50%)	0.1	-

Total risk elements in lending	1.3	1.3	-	1.0	30%

Provision coverage (1)	40%	41%	(100bp)	26%	1,400bp
Customer deposits (excluding repos)	60.6	56.9	7%	55.1	10%
Bank deposits (excluding repos)	5.1	4.3	19%	2.0	155%
Loan:deposit ratio (excluding repos)	98%	98%	-	91%	700bp
Risk-weighted assets (2)
- Credit risk
- non-counterparty	62.4	58.6	6%	50.7	23%
- counterparty	0.9	0.7	29%	0.5	80%
- Operational risk	5.1	5.1	-	4.9	4%

Total risk-weighted assets	68.4	64.4	6%	56.1	22%

Spot exchange rate - US$/£	1.562	1.622		1.654

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January 2014 were £60.6 billion.

Key point

●	Sterling weakened during the year, with the spot exchange rate at 31 December 2014 decreasing 6%.

Citizens Financial Group (US dollar)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,317	2,960	846	824	763

Net fees and commissions	1,168	1,190	293	291	298
Other non-interest income	589	489	69	68	97

Non-interest income	1,757	1,679	362	359	395

Total income	5,074	4,639	1,208	1,183	1,158

Direct expenses
- staff costs	(1,697)	(1,707)	(417)	(425)	(409)
- other costs	(1,631)	(1,544)	(408)	(388)	(412)
Indirect expenses	-	(173)	-	-	(50)
Restructuring costs	(169)	(24)	(32)	(22)	(16)

Operating expenses	(3,497)	(3,448)	(857)	(835)	(887)

Profit before impairment losses	1,577	1,191	351	348	271
Impairment losses	(324)	(244)	(73)	(77)	(75)

Operating profit	1,253	947	278	271	196

Key metrics
	Years ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	6.6%	5.7%	5.7%	5.6%	4.7%
Net interest margin	2.88%	2.91%	2.86%	2.82%	2.91%
Cost:income ratio	69%	74%	71%	71%	77%
Loan impairment charge as a % of gross customer
loans and advances	0.3%	0.3%	0.3%	0.3%	0.4%

Note:

(1)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of RWAs; RWAs in 2013 are on a Basel 2.5 basis).

Citizens Financial Group (US dollar)

	31 December	30 September		31 December
	2014	2014		2013
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	12.1	11.5	5%	9.6	26%
- home equity	18.8	19.1	(2%)	20.1	(6%)
- SBO home equity	1.8	1.9	(5%)	-	100%
- corporate and commercial	43.6	41.8	4%	39.8	10%
- other consumer	17.6	16.9	4%	14.1	25%

Total loans and advances to customers (gross)	93.9	91.2	3%	83.6	12%
Loan impairment provisions	(0.8)	(0.8)	-	(0.4)	100%

Net loans and advances to customers	93.1	90.4	3%	83.2	12%

Funded assets	132.0	130.7	1%	117.9	12%
Total assets	132.6	131.2	1%	118.6	12%
Investment securities	24.7	24.9	(1%)	21.3	16%
Risk elements in lending
- retail	1.8	1.8	-	1.5	20%
- commercial	0.3	0.2	50%	0.2	50%

Total risk elements in lending	2.1	2.0	5%	1.7	24%

Provision coverage (1)	40%	41%	(100bp)	26%	1,400bp
Customer deposits (excluding repos)	94.6	92.4	2%	91.1	4%
Bank deposits (excluding repos)	8.0	7.0	14%	3.3	142%
Loan:deposit ratio (excluding repos)	98%	98%	-	91%	700bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	97.4	95.0	3%	83.8	16%
- counterparty	1.4	1.2	17%	0.8	75%
- Operational risk	8.0	8.3	(4%)	8.2	(2%)

Total risk-weighted assets	106.8	104.5	2%	92.8	15%

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. RWAs on the end-point CRR basis as at 1 January were $100.2 billion.

Key points

In accordance with a commitment to the EC to sell Citizens by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens Financial Group, Inc. during the second half of 2014 primarily through an initial public offering in the USA. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives restated, and as a disposal group.

Although CFG has been reclassified as a discontinued operation it continues to be a reportable operating segment.

FY 2014 and Q4 2014 results are not directly comparable with prior year periods; prior year results exclude Non-Core operations and include indirect expenses. In the context of the planned disposal of Citizens Financial Group, indirect expenses are no longer allocated to the segment.

Citizens Financial Group (US dollar)

Key points (continued)

2014 compared with 2013

●

Operating profit increased by £156 million ($306 million), or 26%, to £761 million ($1,253 million), reflecting the Q2 2014 gain on the sale of the Illinois franchise. The former Non-Core portfolio is now included and indirect expenses are no longer allocated on a prospective basis from 1 January 2014.

●

Net interest income was up £121 million ($357 million), or 6%, to £2,013 million ($3,317 million) driven by a larger investment portfolio, loan growth including the transfer of assets from Non-Core, the benefit of interest rate swaps and deposit pricing discipline. This was partially offset by a reduction in loan spreads, reflecting the impact of the relatively persistent low-rate environment on loan yields, higher borrowing costs related to subordinated debt issuances and the impact of lost revenue from the Illinois franchise sale.

●	Higher rates led to investment security purchases resulting in average portfolio growth of £3.3 billion ($5.4 billion) over the year.

●

Average loans and advances were up 17% driven by the £2.1 billion ($3.4 billion) transfer of assets from Non-Core, commercial loan growth, auto loan organic growth and purchases of residential mortgages and auto loans, which were partially offset by a reduction in home equity loans.

●	Average customer deposits were up 4%. On a US dollar basis average customer deposits were down 2% with planned run-off of high priced deposits.

●	Loan:deposit ratio improved 700 basis points to 98%.

●

Excluding the gain on the sale of the Illinois franchise of £170 million ($283 million), non-interest income was down £175  million ($205 million), or 16%, to £898 million ($1,474 million) reflecting lower securities gains of £70 million ($116 million), lower mortgage banking fees of £32 million ($52 million), as refinancing volumes have slowed, lower deposit fees of £32 million ($52 million) due to a change in the posting order of transactions and the impact of lost revenue from the Illinois franchise sale. This was partially offset by underlying strength in commercial banking fee income.  Mortgage origination activity has slowed as market rates have risen, leading to lower applications combined with lower levels of gains on sales of mortgages.

●

Excluding restructuring costs of £103 million ($169 million) (2013 - £16 million ($24 million)), total expenses were down £168 million ($96 million), or 3%, to £2,020 million ($3,328 million) driven by the removal of indirect costs in 2014 and the impact of the Illinois franchise sale partially offset by lower mortgage servicing rights impairment release and higher consumer regulatory compliance costs.

●	Restructuring costs include costs related to the sale of the Illinois franchise, separation from RBS, as well as efforts to improve processes and enhance efficiency.

●	Impairment losses increased by £41 million ($80 million) to £197 million ($324 million) due to charge-offs related to assets transferred from Non-Core.

Citizens Financial Group (US dollar)

Key points (continued)

Q4 2014 compared with Q3 2014

●	Operating profit increased by £14 million ($7 million), or 9%, to £177 million ($278 million) due to higher revenue largely offset by higher expenses.

●

Net interest income was up £40 million ($22 million), or 8%, to £533 million ($846 million) driven largely by a $2.4 billion increase in average loans and leases, higher investment portfolio income and a reduction in pay-fixed swap costs partially offset by higher subordinated debt borrowing costs and deposit costs.

●	Average loans and advances were up 8% due to commercial loan growth and retail loan growth driven by higher auto, residential mortgage and student loans partially offset by home equity run-off.

●	Average deposits were up 9% with growth across all deposit products.

●	Loan:deposit ratio remained stable at 98% despite strong loan growth.

●

Non-interest income was up £18 million ($3 million), or 8%, to £233 million ($362 million) primarily reflecting the weakening of Sterling against the US dollar. In US dollar terms, non-interest income was up 1%  driven by commercial banking fee income.

●

Operating expenses were up £43 million ($22 million), or 9%, to £542 million ($857 million) due to higher restructuring costs and a mortgage servicing rights impairment in Q4 2014 versus a release in Q3 2014.

●

Impairment losses decreased by £1 million ($4 million) to £47 million ($73 million) for the quarter as the benefit of continued improvement in asset quality and a reduction in net charge-offs was somewhat offset by the effect of loan growth.

Q4 2014 compared with Q4 2013

●	Operating profit increased by £57 million ($82 million), or 48%, to £177 million ($278 million) due to higher net interest income and lower expenses partially offset by lower non-interest income.

●

Net interest income increased £65 million ($83 million), or 14%, to £533 million ($846 million) as the benefit of growth in average earning assets, a reduction in pay-fixed swap costs and improved security yields was partially offset by continued pressure from the relatively persistent low-rate environment on loan yields and mix, higher borrowing costs related to subordinated debt issuances and the effect of the Illinois franchise sale.

●

Non-interest income was down £7 million ($33 million), or 3%, to £233 million ($362 million) largely due to lower securities gains and the impact of the Illinois franchise sale partially offset by growth in commercial banking fees.

●	Excluding restructuring costs and indirect costs of £21 million ($32 million) (Q4 2013 - £11 million ($66 million)) expenses remained broadly flat at £521 million ($825 million).

●	Impairment losses were broadly in line with prior year despite the Non-Core transfer.

RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Year ended	Quarter ended
	31 December	31 December	30 September	30 June	31 March
	2014	2014	2014	2014	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	(24)	(17)	(18)	16	(5)
Funding costs of rental assets	(23)	(6)	(5)	(9)	(3)

Net interest income	(47)	(23)	(23)	7	(8)

Net fees and commissions	58	15	12	17	14
Income from trading activities (1)	(217)	(206)	42	(69)	16
Other operating income (1)	251	29	86	80	51

Non-interest income	92	(162)	140	28	81

Total income	45	(185)	122	35	73

Direct expenses
- staff costs	(167)	(41)	(37)	(51)	(38)
- other costs	(85)	(29)	(24)	(14)	(18)
Indirect expenses	(104)	(25)	(24)	(32)	(23)
Restructuring costs	(7)	(3)	(4)	-	-

Operating expenses	(363)	(98)	(89)	(97)	(79)

(Loss)/profit before impairment losses	(318)	(283)	33	(62)	(6)
Impairment releases/(losses) (1)	1,306	681	605	128	(108)

Operating profit/(loss)	988	398	638	66	(114)

Total income
Ulster Bank	(20)	8	(29)	14	(13)
Real Estate Finance	222	59	67	13	83
Corporate	(17)	(75)	72	(12)	(2)
Markets	(140)	(177)	12	20	5

Total income	45	(185)	122	35	73
	`	`	`	`	`
Impairment (releases)/losses
Ulster Bank	(1,106)	(712)	(379)	(67)	52
Real Estate Finance	(183)	10	(159)	(123)	89
Corporate	(21)	10	(70)	73	(34)
Markets	4	11	3	(11)	1

Total impairment (releases)/losses	(1,306)	(681)	(605)	(128)	108

Loan impairment charge as % of gross loans
and advances (2)
Ulster Bank	(10.1%)	(25.9%)	(12.0%)	(1.9%)	1.3%
Real Estate Finance	(4.5%)	1.0%	(11.6%)	(6.6%)	4.1%
Corporate	(0.3%)	0.6%	(4.0%)	3.7%	(1.5%)
Markets	(1.7%)	-	(0.6%)	(3.6%)	-

Total	(6.0%)	(12.6%)	(9.5%)	(1.7%)	1.2%

Notes:

(1)

Asset disposals contributed £291 million (Q3 2014 - £332 million; Q2 2014 - £225 million; Q1 2014 - £56 million) to RCR’s operating profit: impairment provision releases of £321 million (Q3 2014 - £232 million; Q2 2014 - £257 million; Q1 2014 - £64 million); £11 million loss in income from trading activities (Q3 2014 - £97 million gain; Q2 2014 - £6 million gain; Q1 2014 - £5 million loss) and £19 million loss in other operating income (Q3 2014 - £3 million gain; Q2 2014 - £38 million; Q1 2014 - £3 million).

(2)	Includes disposal groups.

RBS Capital Resolution

	31 December	30 September	30 June	31 March
	2014	2014	2014	2014
	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	21.9	25.8	30.0	34.0
Loan impairment provisions	(10.9)	(12.6)	(14.4)	(15.7)

Net loans and advances to customers	11.0	13.2	15.6	18.3

Debt securities	1.0	1.7	1.9	2.2
Funded assets	14.9	17.9	20.9	24.3
Total assets	29.0	31.3	34.4	38.8

Risk elements in lending (1)	15.4	17.4	20.4	23.0
Provision coverage (2)	71%	72%	71%	68%
Risk-weighted assets
- Credit risk
- non-counterparty	13.6	18.7	22.6	29.6
- counterparty	4.0	8.2	8.2	5.7
- Market risk	4.4	3.7	4.3	5.2

Total risk-weighted assets	22.0	30.6	35.1	40.5

Gross loans and advances to customers (1)
Ulster Bank	11.0	12.6	13.9	15.5
Real Estate Finance	4.1	5.5	7.4	8.6
Corporate	6.2	7.0	7.8	9.1
Markets	0.6	0.7	0.9	0.8

	21.9	25.8	30.0	34.0

Funded assets - Ulster Bank
Commercial real estate - investment	1.2	1.5	1.9	2.4
Commercial real estate - development	0.7	0.7	0.7	0.8
Other corporate	0.7	0.7	0.9	1.2

	2.6	2.9	3.5	4.4

Funded assets - Real Estate Finance
UK	2.5	3.2	4.4	4.7
Germany	0.4	0.8	1.0	1.4
Spain	0.5	0.5	0.5	0.6
Other	0.8	0.9	0.8	1.0

	4.2	5.4	6.7	7.7

Funded assets - Corporate
Structured finance	1.7	1.7	2.0	2.2
Shipping	1.8	1.9	1.9	2.0
Other	2.3	3.1	3.5	4.4

	5.8	6.7	7.4	8.6

Funded assets - Markets
Securitised products	1.8	2.3	2.7	3.0
Emerging markets	0.5	0.6	0.6	0.6

	2.3	2.9	3.3	3.6

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS Capital Resolution

Funded assets and RWAe
	Non-performing (1)					Performing (1)					Total
	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital	Funded assets		RWAe (2)		Capital
	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts (3)
31 December 2014	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Ulster Bank	10.7	2.2	3.4	-	340	0.5	0.4	0.5	1.3	(82)	11.2	2.6	3.9	1.3	258
Real Estate Finance	3.2	2.0	1.0	-	98	2.2	2.2	4.8	4.7	13	5.4	4.2	5.8	4.7	111
Corporate	2.2	1.1	1.6	-	161	4.7	4.7	6.7	7.2	(49)	6.9	5.8	8.3	7.2	112
Markets	0.1	0.1	0.1	-	12	2.2	2.2	9.2	8.8	41	2.3	2.3	9.3	8.8	53

Total RCR	16.2	5.4	6.1	-	611	9.6	9.5	21.2	22.0	(77)	25.8	14.9	27.3	22.0	534

30 June 2014

Ulster Bank	13.0	2.6	4.4	-	446	1.1	0.9	0.1	2.3	(229)	14.1	3.5	4.5	2.3	217
Real Estate Finance	5.0	2.7	4.1	0.3	389	4.1	4.0	6.4	6.1	16	9.1	6.7	10.5	6.4	405
Corporate	2.6	1.2	1.8	-	184	6.3	6.2	14.8	15.1	(28)	8.9	7.4	16.6	15.1	156
Markets	0.1	0.1	0.5	0.2	34	3.2	3.2	11.4	11.1	30	3.3	3.3	11.9	11.3	64

Total RCR	20.7	6.6	10.8	0.5	1,053	14.7	14.3	32.7	34.6	(211)	35.4	20.9	43.5	35.1	842

1 January 2014

Ulster Bank	14.8	3.7	7.6	0.2	738	1.4	1.1	1.3	3.1	(179)	16.2	4.8	8.9	3.3	559
Real Estate Finance	7.2	4.2	6.1	0.3	580	5.8	5.3	12.5	13.2	(75)	13.0	9.5	18.6	13.5	505
Corporate	3.3	1.7	2.9	0.2	269	8.1	8.1	18.2	16.2	208	11.4	9.8	21.1	16.4	477
Markets	0.2	0.1	0.6	-	58	4.7	4.7	15.8	13.5	233	4.9	4.8	16.4	13.5	291

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

Notes:

(1)	Performing assets are those with an internal asset quality band of AQ1 - A9; and non-performing assets are in AQ10 with a probability of default being 100%.
(2)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(3)

The most significant component of capital deductions relate to expected loss less impairment provisions of £518 million (30 June 2014 - £823 million; 1 January 2014 - £1,774 million). The negative capital deductions for performing exposures are a result of the latent loss provisions held in respect of the performing portfolio.

RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.8	(0.2)	(2.8)	1.1	(0.3)	2.6
Real Estate Finance	9.5	(2.3)	(2.9)	0.1	(0.2)	4.2
Corporate	9.8	(2.3)	(1.9)	-	0.2	5.8
Markets	4.8	(1.1)	(1.5)	-	0.1	2.3

Total	28.9	(5.9)	(9.1)	1.2	(0.2)	14.9

Quarter ended 31 December 2014

Ulster Bank	2.9	-	(1.0)	0.7	-	2.6
Real Estate Finance	5.4	(0.2)	(1.0)	-	-	4.2
Corporate	6.7	(0.2)	(0.8)	-	0.1	5.8
Markets	2.9	(0.1)	(0.5)	-	-	2.3

Total	17.9	(0.5)	(3.3)	0.7	0.1	14.9

Quarter ended 30 September 2014

Ulster Bank	3.5	-	(0.8)	0.4	(0.2)	2.9
Real Estate Finance	6.7	(0.5)	(0.8)	0.1	(0.1)	5.4
Corporate	7.4	(0.6)	(0.4)	0.1	0.2	6.7
Markets	3.3	(0.4)	(0.1)	-	0.1	2.9

Total	20.9	(1.5)	(2.1)	0.6	-	17.9

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.3	(0.5)	(0.5)	(0.9)	-	(0.1)	1.3
Real Estate Finance	13.5	(2.2)	(1.4)	(5.2)	-	-	4.7
Corporate	16.4	(2.2)	(3.0)	(4.1)	(0.4)	0.5	7.2
Markets	13.5	(2.7)	(2.7)	0.2	-	0.5	8.8

Total	46.7	(7.6)	(7.6)	(10.0)	(0.4)	0.9	22.0

Quarter ended 31 December 2014

Ulster Bank	2.1	-	(0.4)	(0.4)	-	-	1.3
Real Estate Finance	5.6	(0.1)	(0.7)	(0.2)	-	0.1	4.7
Corporate	14.0	(0.4)	(1.2)	(5.4)	-	0.2	7.2
Markets	8.9	(0.2)	(0.5)	-	-	0.6	8.8

Total	30.6	(0.7)	(2.8)	(6.0)	-	0.9	22.0

Quarter ended 30 September 2014

Ulster Bank	2.3	-	-	(0.1)	-	(0.1)	2.1
Real Estate Finance	6.4	(0.3)	-	(0.5)	-	-	5.6
Corporate	15.1	(0.9)	(0.8)	(0.1)	-	0.7	14.0
Markets	11.3	(0.7)	(0.9)	(0.8)	-	-	8.9

Total	35.1	(1.9)	(1.7)	(1.5)	-	0.6	30.6

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Year ended 31 December 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(30)	(226)	(116)	81	(10)	258
Real Estate Finance	505	(396)	(683)	621	78	(14)	111
Corporate	477	(192)	(113)	17	(102)	25	112
Markets	291	(15)	(80)	(139)	1	(5)	53

Total	1,832	(633)	(1,102)	383	58	(4)	534

Quarter ended 31 December 2014

Ulster Bank	272	(2)	(62)	20	24	6	258
Real Estate Finance	365	(36)	(213)	49	(57)	3	111
Corporate	81	(42)	(42)	148	(56)	23	112
Markets	56	(5)	-	3	-	(1)	53

Total	774	(85)	(317)	220	(89)	31	534

Quarter ended 30 September 2014

Ulster Bank	217	-	(47)	(18)	120	-	272
Real Estate Finance	405	(68)	(382)	299	112	(1)	365
Corporate	156	(56)	(26)	(69)	64	12	81
Markets	64	(1)	(1)	(7)	1	-	56

Total	842	(125)	(456)	205	297	11	774

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Year ended 31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.8)	(2.7)	(2.1)	0.7	(0.1)	3.9
Real Estate Finance	18.6	(6.2)	(8.2)	0.9	0.7	-	5.8
Corporate	21.1	(4.0)	(4.0)	(4.0)	(1.4)	0.6	8.3
Markets	16.4	(2.8)	(3.5)	(1.1)	-	0.3	9.3

Total	65.0	(13.8)	(18.4)	(6.3)	-	0.8	27.3

Quarter ended 31 December 2014

Ulster Bank	4.8	-	(1.0)	(0.2)	0.2	0.1	3.9
Real Estate Finance	9.2	(0.5)	(2.8)	0.3	(0.6)	0.2	5.8
Corporate	14.8	(0.8)	(1.6)	(4.0)	(0.5)	0.4	8.3
Markets	9.5	(0.2)	(0.5)	-	-	0.5	9.3

Total	38.3	(1.5)	(5.9)	(3.9)	(0.9)	1.2	27.3

Quarter ended 30 September 2014

Ulster Bank	4.5	-	(0.5)	(0.3)	1.2	(0.1)	4.8
Real Estate Finance	10.5	(1.0)	(3.8)	2.4	1.1	-	9.2
Corporate	16.6	(1.4)	(1.0)	(0.8)	0.6	0.8	14.8
Markets	11.9	(0.7)	(0.9)	(0.8)	-	-	9.5

Total	43.5	(3.1)	(6.2)	0.5	2.9	0.7	38.3

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 December 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	6.2	4.9	2.8	79	57	45	(553)	1,911
- development	6.4	6.2	5.3	97	85	83	(611)	560
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	7.0	3.4	2.4	49	71	34	(169)	1,032

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.0	2.9	2.0	97	69	67	(450)	445
- development	5.8	5.8	5.1	100	88	88	(608)	425
Other corporate	2.2	2.0	1.5	91	75	68	(48)	256

Total Ulster Bank	11.0	10.7	8.6	97	80	78	(1,106)	1,126

Commercial Banking
Commercial real estate
- investment	1.2	0.7	0.2	58	29	17	(5)	228
- development	0.4	0.3	0.1	75	33	25	(11)	104
Other corporate	1.0	0.5	0.3	50	60	30	-	192

Total Commercial Banking	2.6	1.5	0.6	58	40	23	(16)	524

CIB
Commercial real estate
- investment	2.0	1.3	0.6	65	46	30	(98)	1,238
- development	0.2	0.1	0.1	50	100	50	8	31
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	3.8	0.9	0.6	24	67	16	(121)	584

Total CIB	8.3	3.2	1.7	39	53	20	(174)	1,933

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

Of which:
UK	10.0	6.2	4.1	62	66	41	(402)	2,266
Europe	10.9	8.9	6.6	82	74	61	(875)	1,267
US	0.3	0.1	-	33	-	-	(19)	26
RoW	0.7	0.2	0.2	29	100	29	-	24

Customers	21.9	15.4	10.9	70	71	50	(1,296)	3,583
Banks	0.5	-	-	-	-	-	(10)	8

Total	22.4	15.4	10.9	69	71	49	(1,306)	3,591

For the notes to this table refer to the following page.

RBS Capital Resolution

				Credit metrics			Quarter ended
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
30 September 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	8.4	6.0	3.5	71	58	42	(299)	572
- development	7.1	6.7	5.9	94	88	83	(127)	105
Asset finance	2.4	0.8	0.4	33	50	17	7	21
Other corporate	7.8	3.9	2.8	50	72	36	(165)	255
Other	0.1	-	-	-	-	-	(21)	-

	25.8	17.4	12.6	67	72	49	(605)	953

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.8	3.5	2.5	92	71	66	(168)	86
- development	6.4	6.2	5.6	97	90	88	(116)	77
Other corporate	2.4	2.2	1.7	92	77	71	(95)	11

Total Ulster Bank	12.6	11.9	9.8	94	82	78	(379)	174

Commercial Banking
Commercial real estate
- investment	1.6	0.8	0.3	50	38	19	(44)	62
- development	0.5	0.4	0.2	80	50	40	(16)	20
Asset finance	-	-	-	-	-	-	-	1
Other corporate	1.2	0.6	0.4	50	67	33	(38)	36
Other	-	-	-	-	-	-	(3)	-

Total Commercial Banking	3.3	1.8	0.9	55	50	27	(101)	119

CIB
Commercial real estate
- investment	3.0	1.7	0.7	57	41	23	(87)	424
- development	0.2	0.1	0.1	50	100	50	5	8
Asset finance	2.4	0.8	0.4	33	50	17	7	20
Other corporate	4.2	1.1	0.7	26	64	17	(32)	208
Other	0.1	-	-	-	-	-	(18)	-

Total CIB	9.9	3.7	1.9	37	51	19	(125)	660

Total	25.8	17.4	12.6	67	72	49	(605)	953

Of which:
UK	11.3	6.3	4.1	56	65	36	(245)	630
Europe	13.4	10.7	8.3	80	78	62	(357)	302
US	0.3	0.1	-	33	-	-	(1)	18
RoW	0.8	0.3	0.2	38	67	25	(2)	3

Customers	25.8	17.4	12.6	67	72	49	(605)	953
Banks	0.6	-	-	-	-	-	-	9

Total	26.4	17.4	12.6	66	72	48	(605)	962

Notes:

(1)	Includes disposal groups.
(2)	Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Key points

Year ended 31 December 2014

●	RCR funded assets were reduced by £14 billion, or 48%, during 2014, driven by disposals and repayments.

●

The original target was for RCR to reduce funded assets by between 55% to 70% by the end of 2015 and by 85% over three years from 1 January 2014. Based on the strong performance in 2014, RCR is now expected to reduce funded assets by 85% by the end of 2015, a year earlier than planned.

●	RWA equivalent decreased by £38 billion, or 58%, during 2014. This primarily reflects disposals and repayments, supplemented by methodology changes and lower market risk RWAs.

●

Operating profit of £988 million reflects impairment provision releases and higher than anticipated sale prices for assets driven by a combination of strong execution and favourable market conditions particularly in Ireland.

●	The net effect of the £988 million operating profit and RWA equivalent reduction of £38 billion(1) was CET1 accretion of £4.8 billion.

Funding employed

●	RCR continues to be funded primarily by RBS Treasury and has no material third party deposits.

●	The funding is based on the original target of reducing third party assets by 85% over three years from the creation of RCR on 1 January 2014.

Q4 2014 compared with Q3 2014

Funded assets

●	RCR funded assets fell to £15 billion, a reduction of £3 billion, or 17%, during the quarter.

●	The reduction was primarily achieved by disposals, and continued to benefit from a combination of strong liquidity in the market and asset demand in specific sectors.

●	Disposal activity was across all sectors, with the most notable reductions in the Ulster Bank and Real Estate Finance asset management groups.

●	The percentage mix of assets across each of the asset management groups remained broadly stable.

Capital
●	RWA equivalent reduction of £11 billion to £27 billion reflects a combination of disposals, recoveries and risk parameter changes.

●

The operating focus in the quarter continued to be on capital intensive positions to maximise the capital accretion benefit and ensure this was achieved in an economic manner, consistent with our asset management principles.

Operating performance
●

Operating profit for the quarter was £398 million. The disposal strategy and favourable market and economic conditions resulted in a £681 million reduction in impairment provisions. The quarterly loss of £207 million in trading activities was primarily driven by movements in funding valuation and credit valuation adjustments.

●	The net effect of the operating profit of £398 million and RWA equivalent reduction of £11 billion(2) was CET1 accretion of £1.5 billion in the quarter.

Notes:

(1)	Capital equivalent: £3.8 billion at an internal CET1 ratio of 10%.
(2)	Capital equivalent: £1.1 billion at an internal CET1 ratio of 10%.

Condensed consolidated income statement

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	13,079	14,488	3,238	3,297	3,437
Interest payable	(3,821)	(5,471)	(856)	(927)	(1,154)

Net interest income	9,258	9,017	2,382	2,370	2,283

Fees and commissions receivable	4,414	4,678	1,055	1,116	1,183
Fees and commissions payable	(875)	(923)	(204)	(196)	(240)
Income from trading activities	1,285	2,571	(403)	238	175
Gain on redemption of own debt	20	175	-	-	(29)
Other operating income	1,048	1,219	135	108	(7)

Non-interest income	5,892	7,720	583	1,266	1,082

Total income	15,150	16,737	2,965	3,636	3,365

Staff costs	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)
Premises and equipment	(2,081)	(2,038)	(480)	(475)	(622)
Other administrative expenses	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)
Depreciation and amortisation	(930)	(1,247)	(203)	(261)	(321)
Write down of goodwill and other intangible assets	(523)	(1,403)	(311)	-	(1,403)

Operating expenses	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Profit/(loss) before impairment losses	1,291	(729)	(1,353)	253	(4,057)
Impairment releases/(losses)	1,352	(8,120)	670	847	(5,030)

Operating profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)
Tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403

Profit/(loss) from continuing operations	734	(9,035)	(1,723)	823	(8,684)

(Loss)/profit from discontinued operations, net of tax
- Citizens (1)	(3,486)	410	(3,885)	114	78
- Other	41	148	3	3	15

(Loss)/profit from discontinued operations,
net of tax	(3,445)	558	(3,882)	117	93

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)
Non-controlling interests	(60)	(120)	(71)	53	3
Preference share and other dividends	(379)	(398)	(115)	(97)	(114)
Dividend access share	(320)	-	-	-	-

(Loss)/profit attributable to ordinary and
B shareholders	(3,470)	(8,995)	(5,791)	896	(8,702)

(Loss)/earnings per ordinary and equivalent
B share (EPS) (2)
Basic EPS from continuing and discontinued operations	(30.6p)	(80.3p)	(50.7p)	7.9p	(77.3p)
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)

Notes:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss on transfer of CFG to disposal groups, certain Citizens related activities in Central items and related reconciling items.

(2)	Diluted EPS in the quarter ended 30 September 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Consolidated statement of comprehensive income

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(2,711)	(8,477)	(5,605)	940	(8,591)

Items that do not qualify for reclassification
Actuarial (losses)/gains on defined benefit plans	(108)	446	(108)	-	446
Income tax on items that do not qualify for
reclassification	(36)	(246)	(36)	-	(83)

	(144)	200	(144)	-	363

Items that qualify for reclassification
Available-for-sale financial assets	807	(406)	199	79	(103)
Cash flow hedges	1,413	(2,291)	958	207	(667)
Currency translation	307	(229)	424	616	(328)
Tax	(455)	1,014	(264)	(31)	203

Other comprehensive income/(loss) after tax	1,928	(1,712)	1,173	871	(532)

Total comprehensive (loss)/income for the period	(783)	(10,189)	(4,432)	1,811	(9,123)

Total comprehensive (loss)/income is
attributable to:
Non-controlling interests	246	137	204	12	16
Preference shareholders	330	349	99	91	99
Paid-in equity holders	49	49	16	6	15
Dividend access share	320	-	-	-	-
Ordinary and B shareholders	(1,728)	(10,724)	(4,751)	1,702	(9,253)

	(783)	(10,189)	(4,432)	1,811	(9,123)

Key points

●	The movement in available-for-sale financial assets during the year and in Q4 2014 predominantly reflects unrealised gains arising on US and Spanish bonds.

●	Cash flow hedging gains in both the year and Q4 2014 largely result from significant decreases in Sterling and Euro swap rates across the maturity profile of the portfolio.

●

Currency translation gains in the year are principally due to the weakening of Sterling against the US dollar. For the year, these gains were partially offset by the impact of the strength of Sterling against the Euro.

●

Actuarial losses on defined benefit plans in 2014 arose as a result of a reduction in long-term high quality corporate bond yields and therefore the discount rate used to value defined benefit obligations and a change to the assumed rate of future improvement in mortality. Actuarial losses have been partially offset by actuarial gains in the main pension scheme arising from a higher value of assets than expected. (see Note 5 on page 85 for more details).

Condensed consolidated balance sheet

at 31 December 2014

	31 December	30 September	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	74,872	67,900	82,659
Net loans and advances to banks	23,027	29,090	27,555
Reverse repurchase agreements and stock borrowing	20,708	24,860	26,516
Loans and advances to banks	43,735	53,950	54,071
Net loans and advances to customers	334,251	392,969	390,825
Reverse repurchase agreements and stock borrowing	43,987	50,631	49,897
Loans and advances to customers	378,238	443,600	440,722
Debt securities	86,649	106,769	113,599
Equity shares	5,635	8,309	8,811
Settlement balances	4,667	20,941	5,591
Derivatives	353,590	314,021	288,039
Intangible assets	7,781	12,454	12,368
Property, plant and equipment	6,167	6,985	7,909
Deferred tax	1,540	2,843	3,478
Prepayments, accrued income and other assets	5,878	7,185	7,614
Assets of disposal groups	82,011	1,153	3,017

Total assets	1,050,763	1,046,110	1,027,878

Liabilities
Bank deposits	35,806	38,986	35,329
Repurchase agreements and stock lending	24,859	30,799	28,650
Deposits by banks	60,665	69,785	63,979
Customer deposits	354,288	405,367	414,396
Repurchase agreements and stock lending	37,351	44,302	56,484
Customer accounts	391,639	449,669	470,880
Debt securities in issue	50,280	53,487	67,819
Settlement balances	4,503	21,049	5,313
Short positions	23,029	34,499	28,022
Derivatives	349,805	310,361	285,526
Accruals, deferred income and other liabilities	13,346	14,618	16,017
Retirement benefit liabilities	2,579	2,629	3,210
Deferred tax	500	491	507
Subordinated liabilities	22,905	24,412	24,012
Liabilities of disposal groups	71,320	272	3,378

Total liabilities	990,571	981,272	968,663

Equity
Non-controlling interests	2,946	2,747	473
Owners’ equity*
Called up share capital	6,877	6,832	6,714
Reserves	50,369	55,259	52,028

Total equity	60,192	64,838	59,215

Total liabilities and equity	1,050,763	1,046,110	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	52,149	56,799	53,450
Other equity owners	5,097	5,292	5,292

	57,246	62,091	58,742

Average balance sheet

		Year ended		Quarter ended
		31 December	31 December	31 December	30 September
		2014	2013	2014	2014
		%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business		3.03	3.05	3.05	3.04
Cost of interest-bearing liabilities of banking business		(1.26)	(1.51)	(1.17)	(1.22)

Interest spread of banking business		1.77	1.54	1.88	1.82
Benefit from interest-free funds		0.37	0.36	0.37	0.36

Net interest margin of banking business		2.14	1.90	2.25	2.18

Average interest rates
Base rate		0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling		0.54	0.52	0.56	0.56
- Eurodollar		0.23	0.24	0.24	0.23
- Euro		0.21	0.24	0.08	0.16

	Year ended			Year ended
	31 December 2014			31 December 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,975	367	0.54	73,182	433	0.59
Loans and advances to customers	324,688	12,339	3.80	344,514	13,165	3.82
Debt securities	39,656	373	0.94	57,325	890	1.55

Interest-earning assets
- banking business (1)	432,319	13,079	3.03	475,021	14,488	3.05
- trading business (2)	166,643			216,211

Non-interest earning assets	442,392			536,134

Total assets	1,041,354			1,227,366

Liabilities
Deposits by banks	10,187	75	0.74	22,626	277	1.22
Customer accounts	253,942	1,769	0.70	286,070	2,682	0.94
Debt securities in issue	36,123	1,010	2.80	49,087	1,306	2.66
Subordinated liabilities	22,653	876	3.87	23,037	877	3.81
Internal funding of trading business	(20,061)	91	(0.45)	(19,564)	329	(1.68)

Interest-bearing liabilities
- banking business	302,844	3,821	1.26	361,256	5,471	1.51
- trading business	177,156			223,264

Non-interest-bearing liabilities
- demand deposits	69,213			60,355
- other liabilities	430,566			513,942
Owners’ equity (3)	61,575			68,549

Total liabilities and owners’ equity	1,041,354			1,227,366

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £55,351 million (2013 - £62,011 million).

Average balance sheet

	Quarter ended			Quarter ended
	31 December 2014			30 September 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,010	72	0.43	69,156	103	0.59
Loans and advances to customers	317,436	3,086	3.86	322,652	3,109	3.82
Debt securities	36,094	80	0.88	38,691	85	0.87

Interest-earning assets
- banking business (1)	420,540	3,238	3.05	430,499	3,297	3.04
- trading business	149,147			165,337

Non-interest earning assets	480,801			449,284

Total assets	1,050,488			1,045,120

Liabilities
Deposits by banks	8,250	10	0.48	9,829	7	0.28
Customer accounts	245,828	392	0.63	253,008	438	0.69
Debt securities in issue	32,874	217	2.62	35,476	237	2.65
Subordinated liabilities	21,622	225	4.13	23,400	223	3.78
Internal funding of trading business	(18,681)	12	(0.25)	(21,061)	22	(0.41)

Interest-bearing liabilities
- banking business	289,893	856	1.17	300,652	927	1.22
- trading business (2)	156,927			181,347

Non-interest-bearing liabilities
- demand deposits	94,422			82,328
- other liabilities	445,321			418,765
Owners’ equity (3)	63,925			62,028

Total liabilities and owners’ equity	1,050,488			1,045,120

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £57,613 million (Q3 2014 - £55,870 million).

Condensed consolidated statement of changes in equity

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,714	6,582	6,832	6,811	6,697
Ordinary shares issued	163	132	45	21	17

At end of period	6,877	6,714	6,877	6,832	6,714

Paid-in equity
At 1 January	979	979	979	979	979
Reclassification (1)	(195)	-	(195)	-	-

At end of period	784	979	784	979	979

Share premium account
At beginning of period	24,667	24,361	24,934	24,885	24,628
Ordinary shares issued	385	306	118	49	39

At end of period	25,052	24,667	25,052	24,934	24,667

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(308)	(346)	172	138	(252)
Unrealised gains/(losses)	980	607	173	(37)	1
Realised (gains)/losses	(333)	(891)	(19)	52	(122)
Tax	(67)	432	(27)	28	65
Recycled to profit or loss on disposal of businesses (2)	36	(110)	-	-	-
Transfer to retained earnings	(9)	-	-	(9)	-

At end of period	299	(308)	299	172	(308)

Cash flow hedging reserve
At beginning of period	(84)	1,666	291	94	447
Amount recognised in equity	2,871	(967)	1,328	575	(271)
Amount transferred from equity to earnings	(1,458)	(1,324)	(370)	(368)	(396)
Tax	(334)	541	(220)	(44)	136
Transfer to retained earnings	34	-	-	34	-

At end of period	1,029	(84)	1,029	291	(84)

Foreign exchange reserve
At beginning of period	3,691	3,908	3,173	2,963	4,018
Retranslation of net assets	113	(325)	209	776	(417)
Foreign currency gains/(losses) on hedges of net assets	108	105	114	(161)	88
Tax	(30)	6	(4)	(15)	2
Recycled to profit or loss on disposal of businesses	-	(3)	-	-	-
Transfer to retained earnings	(399)	-	(9)	(390)	-

At end of period	3,483	3,691	3,483	3,173	3,691

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning of period	-	(1,208)	-	-	(1,208)
Transfer to retained earnings	-	1,208	-	-	1,208

At end of period	-	-	-	-	-

For the notes to this table refer to page 76.

Condensed consolidated statement of changes in equity

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	867	10,596	3,493	2,258	10,144
Profit/(loss) attributable to ordinary and
B shareholders and other equity owners
- continuing operations	756	(9,118)	(1,741)	887	(8,670)
- discontinued operations	(3,527)	521	(3,935)	106	82
Equity preference dividends paid	(330)	(349)	(99)	(91)	(99)
Paid-in equity dividends paid, net of tax	(49)	(49)	(16)	(6)	(15)
Dividend access share dividend	(320)	-	-	-	-
Citizens Financial Group initial public offering
- Transfer from available-for-sale reserve	9	-	-	9	-
- Transfer from cash flow hedging reserve	(34)	-	-	(34)	-
- Transfer from foreign exchange reserve	399	-	9	390	-
Costs relating to Citizens Financial Group initial
public offering	(45)	-	-	(45)	-
Transfer from contingent capital reserve	-	(1,208)	-	-	(1,208)
Termination of contingent capital agreement	-	320	-	-	320
Actuarial (losses)/gains recognised in retirement
benefit schemes
- gross	(108)	446	(108)	-	446
- tax	(36)	(246)	(36)	-	(83)
Loss on disposal of own shares held	(8)	(18)	(8)	-	-
Shares issued under employee share schemes	(91)	(77)	(50)	-	(76)
Share-based payments
- gross	29	48	3	18	26
- tax	3	1	3	1	-
Reclassification of paid-in equity	(33)	-	(33)	-	-

At end of period	(2,518)	867	(2,518)	3,493	867

Own shares held
At beginning of period	(137)	(213)	(136)	(136)	(138)
Disposal of own shares	1	75	-	-	1
Shares issued under employee share schemes	23	1	23	-	-

At end of period	(113)	(137)	(113)	(136)	(137)

Owners’ equity at end of period	57,246	58,742	57,246	62,091	58,742

Condensed consolidated statement of changes in equity

for the period ended 31 December 2014

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	473	1,770	2,747	618	462
Currency translation adjustments and other movements	86	(6)	101	1	1
(Loss)/profit attributable to non-controlling interests
- continuing operations	(22)	83	18	(64)	(14)
- discontinued operations	82	37	53	11	11
Dividends paid	(4)	(5)	(4)	-	(5)
Movements in available-for-sale securities
- unrealised gains/(losses)	36	8	42	(4)	(3)
- realised gains	77	21	3	68	21
- tax	(13)	(1)	(13)	-	-
- recycled to profit or loss on disposal of businesses (3)	-	(5)	-	-	-
Movements in cash flow hedging reserve
- amount recognised in equity	18	-	18	-	-
- amounts transferred from equity to earnings	(18)	-	(18)	-	-
Equity raised (4)	2,232	-	-	2,117	-
Equity withdrawn and disposals	(1)	(1,429)	(1)	-	-

At end of period	2,946	473	2,946	2,747	473

Total equity at end of period	60,192	59,215	60,192	64,838	59,215

Total equity is attributable to:
Non-controlling interests	2,946	473	2,946	2,747	473
Preference shareholders	4,313	4,313	4,313	4,313	4,313
Paid-in equity holders	784	979	784	979	979
Ordinary and B shareholders	52,149	53,450	52,149	56,799	53,450

	60,192	59,215	60,192	64,838	59,215

Notes:

(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust III on 23 December 2014.
(2)	Net of tax - £11 million in the year ended 31 December 2014 (2013 - £35 million).
(3)	2013 - net of tax of £1 million.
(4)	Includes £2,117 million relating to the initial public offering of Citizens Financial Group.

Condensed consolidated cash flow statement

for the period ended 31 December 2014

	Year ended
	31 December	31 December
	2014	2013
	£m	£m

Operating activities
Operating profit/(loss) before tax on continuing operations	2,643	(8,849)
Operating (loss)/profit before tax on discontinued operations	(3,207)	783
Adjustments for non-cash items	(1,461)	6,561

Net cash outflow from trading activities	(2,025)	(1,505)
Changes in operating assets and liabilities	(17,948)	(28,780)

Net cash flows from operating activities before tax	(19,973)	(30,285)
Income taxes paid	(414)	(346)

Net cash flows from operating activities	(20,387)	(30,631)

Net cash flows from investing activities	6,609	21,183

Net cash flows from financing activities	(404)	(2,728)

Effects of exchange rate changes on cash and cash equivalents	909	512

Net decrease in cash and cash equivalents	(13,273)	(11,664)
Cash and cash equivalents at beginning of year	121,177	132,841

Cash and cash equivalents at end of year	107,904	121,177

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2013 Annual Report on Form 20-F which was prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2014 have been prepared on a going concern basis.

Restatements

On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises and seven operating segments. In addition, in order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, certain reporting changes were implemented.

Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities at that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation with comparative year results and cash flows re-presented accordingly.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 369 to 378 of RBS’s 2013 Annual Report on Form 20-F apart from the adoption of new and revised IFRSs that were effective from 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group’s financial statements.

Notes

2. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 378 to 381 of RBS’s 2013 Annual Report on Form 20-F.

Recent developments in IFRS

In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. Subject to EU endorsement, IFRS 9 is applicable for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group’s financial statements.

The IASB also published:

●	in January 2014 IFRS 14 ‘Regulatory Deferral Accounts’ which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●

in May 2014 IFRS 15 ‘Revenue from Contracts with Customers’ effective from 1 January 2017 replacing IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●

in May 2014 ‘Accounting for Acquisitions of interests in Joint Operations’, an amendment to IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●

in May 2014 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ amending IAS 16 ‘Property, Plant and Equipment and IAS 38 ‘Intangible Assets’ to require any policy less prudent than straight line to be justified.

Notes

2. Accounting policies (continued)

Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify the accounting for sales between an investor, its associates or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception.  Their effective date is 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Loans and advances to customers	12,339	13,165	3,086	3,109	3,192
Loans and advances to banks	367	433	72	103	107
Debt securities	373	890	80	85	138

Interest receivable	13,079	14,488	3,238	3,297	3,437

Customer accounts	1,769	2,682	392	438	535
Deposits by banks	75	277	10	7	63
Debt securities in issue	1,010	1,306	217	237	293
Subordinated liabilities	876	877	225	223	214
Internal funding of trading businesses	91	329	12	22	49

Interest payable	3,821	5,471	856	927	1,154

Net interest income	9,258	9,017	2,382	2,370	2,283

Fees and commissions receivable
- payment services	989	1,090	241	244	291
- credit and debit card fees	822	892	215	193	221
- lending (credit facilities)	1,250	1,291	281	319	321
- brokerage	321	397	78	77	88
- investment management	391	434	96	97	127
- trade finance	280	269	75	80	66
- other	361	305	69	106	69

	4,414	4,678	1,055	1,116	1,183
Fees and commissions payable	(875)	(923)	(204)	(196)	(240)

Net fees and commissions	3,539	3,755	851	920	943

Foreign exchange	849	821	281	162	198
Interest rate	339	515	(300)	(4)	(48)
Credit	284	998	(249)	136	2
Own credit adjustments	(40)	35	(84)	33	15
Other	(147)	202	(51)	(89)	8

Income from trading activities	1,285	2,571	(403)	238	175

Gain on redemption of own debt	20	175	-	-	(29)

Operating lease and other rental income	380	484	104	98	103
Own credit adjustments	(106)	(155)	(60)	16	(15)
Changes in the fair value of FVTPL financial assets
and liabilities and related derivatives (1)	83	(26)	13	41	(91)
Changes in fair value of investment properties	(25)	(281)	12	6	(258)
Profit on sale of:
- securities	227	737	14	(115)	75
- property, plant and equipment	137	35	74	23	2
- subsidiaries, networks and associates	192	168	(2)	1	171
Dividend income	30	67	10	1	42
Share of results of associates	126	320	40	31	43
Other income	4	(130)	(70)	6	(79)

Other operating income	1,048	1,219	135	108	(7)

Note:

(1)	Fair value through profit and loss

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Total non-interest income	5,892	7,720	583	1,266	1,082

Total income	15,150	16,737	2,965	3,636	3,365

Staff costs	(5,757)	(6,086)	(1,325)	(1,435)	(1,291)
Premises and equipment	(2,081)	(2,038)	(480)	(475)	(622)
Other (1)	(4,568)	(6,692)	(1,999)	(1,212)	(3,785)

Administrative expenses	(12,406)	(14,816)	(3,804)	(3,122)	(5,698)
Depreciation and amortisation	(930)	(1,247)	(203)	(261)	(321)
Write down of goodwill	-	(1,059)	-	-	(1,059)
Write down of other intangible assets	(523)	(344)	(311)	-	(344)

Operating expenses	(13,859)	(17,466)	(4,318)	(3,383)	(7,422)

Loan impairment (releases)/losses	(1,364)	8,105	(684)	(849)	5,049
Securities	12	15	14	2	(19)

Impairment (releases)/losses	(1,352)	8,120	(670)	(847)	5,030

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 4 for further details.

Staff expenses				2014	2013	Change
				£m	£m	%

Salaries				3,503	3,661	(4)
Variable compensation				408	548	(26)
Temporary and contract costs				526	650	(19)
Social security costs				379	422	(10)
Share based compensation				43	49	(12)
Pension costs
- defined benefit schemes				462	508	(9)
- curtailment and settlement gains				-	(7)	(100)
- defined contribution schemes				87	76	14
Severance				196	69	184
Other				153	110	39

Staff expenses				5,757	6,086	(5)

Variable compensation awards
The following tables analyse RBS and CIB variable compensation awards for 2014(1).

	RBS			CIB
	2014	2013	Change	2014	2013	Change
	£m	£m	%	£m	£m	%

Non-deferred cash awards (2)	66	62	6	5	7	(29)
Non-deferred share awards	-	-	nm	-	-	nm

Total non-deferred variable compensation	66	62	6	5	7	(29)

Deferred bond awards	168	168	-	30	47	(36)
Deferred share awards	187	306	(39)	79	191	(59)

Total deferred variable compensation	355	474	(25)	109	238	(54)

Total variable compensation (3)	421	536	(21)	114	245	(53)

Variable compensation as a % of operating profit (4)	6%	24%		23%	30%
Proportion of variable compensation that is deferred	84%	88%		96%	97%
- Of which deferred bond awards	47%	35%		28%	20%
- Of which deferred share awards	53%	65%		72%	80%

For the notes to these tables refer to the following page.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation decreased by 21% to £421 million for RBS and by 53% to £114 million for CIB. Total variable compensation as a percentage of operating profit(4) has decreased from 24% to 6% reflecting both the reduction in variable compensation and operating profit improvement. The proportion of variable compensation that is deferred has reduced to 84% for RBS and remained broadly flat at 96% for CIB. The proportion of deferred variable compensation delivered to employees in shares has remained high at 53% for RBS and 72% for CIB.

Reconciliation of variable compensation awards to income statement charge			2014	2013
			£m	£m

Variable compensation awarded			421	536
Less: deferral of charge for amounts awarded for current year			(150)	(230)

Income statement charge for amounts awarded in current year			271	306

Add: current year charge for amounts deferred from prior years			201	279
Less: forfeiture of amounts deferred from prior years			(64)	(37)

Income statement charge for amounts deferred from prior year			137	242

Income statement charge for variable compensation (3)			408	548

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation				2015
	2013	2014	2015	and beyond
	£m	£m	£m	£m

Variable compensation deferred from 2012 and earlier	289	42	20	2
Variable compensation deferred from 2013	-	162	44	21
Clawback of variable compensation	(10)	(3)	-	-
Less: Forfeiture of amounts deferred from prior years	(37)	(64)	-	-
Variable compensation for 2014 deferred	-	-	123	28

	242	137	187	51

Notes:

(1)	The tables above relate to continuing businesses only; variable compensation relating to discontinued businesses in 2014 totalled £62 million (2013 – £40 million).
(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding Citizens Financial Group before variable compensation expense and one-off and other items. 2013 also excludes the impact of the creation of RCR.

Note

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other			Other
			customer		FX	regulatory		Property
	PPI	IRHP	redress	LIBOR	investigation	provisions	Litigation	and other	Total
Full year	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014	926	1,077	337	416	-	150	2,018	565	5,489
Transfer from accruals and other
liabilities	-	-	52	-	-	-	-	10	62
Currency translation and other
movements	-	-	(7)	(2)	2	4	107	(7)	97
Charge to income statement
- continuing operations	650	208	444	-	720	100	236	528	2,886
- discontinued operations	-	-	-	-	-	-	4	-	4
Releases to income statement
- continuing operations	-	(23)	(18)	-	-	-	(33)	(75)	(149)
- discontinued operations	-	-	-	-	-	-	(30)	-	(30)
Provisions utilised	(777)	(838)	(175)	(414)	(402)	(71)	(493)	(358)	(3,528)
Transfers to disposal groups	-	-	(53)	-	-	-	(4)	-	(57)

At 31 December 2014	799	424	580	-	320	183	1,805	663	4,774

Q4 2014

At 1 October 2014	543	553	266	-	400	239	1,808	750	4,559
Transfer from accruals and other
liabilities	-	-	52	-	-	-	-	10	62
Currency translation and other
movements	-	-	(7)	-	2	6	66	(4)	63
Charge to income statement
- continuing operations	400	108	374	-	320	-	34	81	1,317
- discontinued operations	-	-	-	-	-	-	3	-	3
Releases to income statement
- continuing operations	-	(23)	(6)	-	-	-	(22)	(61)	(112)
- discontinued operations	-	-	-	-	-	-	(2)	-	(2)
Provisions utilised	(144)	(214)	(46)	-	(402)	(62)	(78)	(113)	(1,059)
Transfer to disposal groups	-	-	(53)	-	-	-	(4)	-	(57)

At 31 December 2014	799	424	580	-	320	183	1,805	663	4,774

Payment Protection Insurance (PPI)

An additional charge of £400 million has been recognised for PPI in Q4 2014 as a result of the expected persistency of customer complaint volumes, bringing the total charge for the year to £650 million. The cumulative charge in respect of PPI is £3.7 billion, of which £2.9 billion (79%) in redress and expenses had been utilised by 31 December 2014. Of the £3.7 billion cumulative charge, £3.4 billion relates to redress and £0.3 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	49%	52%	+/-5	+/-56
Uphold rate (1)	90%	89%	+/-5	+/-25
Average redress	£1,700	£1,660	+/-5	+/-26

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Notes

4. Provisions for liabilities and charges (continued)

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administering the redress process. RBS expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £85 million has been recognised in Q4 2014 bringing the total net charge for the year to £185 million, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.4 billion has been recognised, of which £1.1 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions

RBS is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1,500 million in 2014 (2013 - £2,944 million) include anticipated costs following investigations into the foreign exchange market (£720 million), provisions relating to investment advice in retail and private banking (£190 million), provisions relating to packaged accounts (£150 million) and the fine relating to the 2012 IT incident (£59 million).

5. Pensions

RBS sponsors a number of pension schemes in the UK and overseas whose assets are independent of RBS’s finances.

The Royal Bank of Scotland Group Pension Fund (the Main scheme), accounting for 87% (2013 - 86%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

Notes

5. Pensions (continued)

	31 December	31 December
	2014	2013
Pension costs	£m	£m

Defined benefit schemes	462	501
Defined contribution schemes	87	76

Pension costs - continuing operations	549	577

	31 December	31 December
	2014	2013
Net pension deficit	£m	£m

At 1 January	2,996	3,740
Currency translation and other adjustments	(25)	13
Income statement
- continuing operations	462	501
- discontinued operations	4	9
Experience gains and losses	(5,189)	(1,273)
Actuarial (gains)/losses due to changes in financial assumptions	4,806	589
Actuarial (gains)/losses due to changes in demographic assumptions	491	238
Contributions by employer	(1,065)	(821)
Transfer to disposal groups	(196)	-

At 31 December	2,284	2,996

Net assets of schemes in surplus	(295)	(214)
Net liabilities of schemes in deficit	2,579	3,210

In 2014 the bank paid £1.1 billion (2013 - £0.8 billion) in employer contributions to the various pension schemes.  These cash contributions reflect the regular ongoing accrual of benefits and running costs of the schemes based on the IAS 19 accounting valuations, and also reflect additional contributions agreed with the trustees of those schemes which are in deficit, as part of the triennial actuarial funding valuation. £0.5 billion (2013 - £0.5 billion) of the employer contributions represented the P&L cost of the pension plans; the remainder of the contribution served to reduce the net liabilities of the schemes which on an IAS 19 basis fell from £3.0 billion in 2013 to £2.3 billion this year end (2013 - fell from £3.7 billion to £3.0 billion) as a result of the employer contributions and £0.1 billion (2013 - £0.4 billion net gain) net actuarial and experience gains which are not reflected in the income statement.

In May 2014, the triennial funding valuation of the Main scheme was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Notes

5. Pensions (continued)

Interim valuations of the Group’s pensions schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	Main scheme		All schemes
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	%	%	%	%

Discount rate (1)	3.7	4.7	3.6	4.5
Expected return on plan assets (1)	3.7	4.7	3.6	4.5
Rate of increase in salaries	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	2.8	3.1	2.7	2.9
Inflation assumption	3.0	3.3	2.8	3.2

Note:

(1)	The discount rate and the expected return on plan assets for the Main scheme as at 31 December 2013 was 4.65%.

	31 December	31 December
Post-retirement mortality assumptions (Main scheme)	2014	2013

Longevity at age 60 for current pensioners (years)
Males	28.0	27.6
Females	30.0	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	28.6
Females	31.6	30.8

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on high quality corporate bonds.

The sterling yield curve (applied to 91% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers.

The assets of the Main scheme, which represent 88% of plan assets at 31 December 2014 (2013 - 85%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities.

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	All schemes
	(Decrease)/Increase
	in pension cost for year		in obligation at 31 December
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	£m	£m	£m	£m

0.25% increase in the discount rate	(79)	(80)	(1,695)	(1,379)
0.25% increase in inflation	63	58	1,334	1,000
0.25% additional rate of increase pensions in payment	49	48	1,107	844
0.25% additional rate of increase in deferred pensions	24	21	476	383
0.25% additional rate of increase in salaries	12	12	131	110
Longevity increase of one year	42	39	1,053	801

Notes

6. Loan impairment provisions

Operating profit is stated after net loan impairment releases from continuing operations of £1,364 million for the year ended 31 December 2014 (2013 - £8,105 million losses). The balance sheet loan impairment provisions decreased in the year ended 31 December 2014 from £25,216 million to £17,500 million and the movements thereon were:

	Year ended
	31 December 2014			31 December 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,716	16,500	25,216	10,062	11,188	21,250
Transfers to disposal groups	(536)	(17)	(553)	(9)	-	(9)
Currency translation and other adjustments	(129)	(538)	(667)	81	40	121
Disposals	-	(6)	(6)	-	(77)	(77)
Amounts written-off	(1,687)	(3,591)	(5,278)	(2,490)	(1,856)	(4,346)
Recoveries of amounts previously written-off	166	39	205	168	88	256
(Releases)/charges to income statement
- continuing operations	(44)	(1,320)	(1,364)	3,615	4,490	8,105
- discontinued operations	194	-	194	151	156	307
Unwind of discount (recognised in interest income)	(126)	(121)	(247)	(201)	(190)	(391)

At end of period	6,554	10,946	17,500	11,377	13,839	25,216

	Quarter ended
	31 December 2014			30 September 2014			31 December 2013
	RBS			RBS			RBS excl.	Non-
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	7,418	12,613	20,031	8,041	14,405	22,446	10,101	11,320	21,421
Transfers to disposal groups	(536)	(17)	(553)	-	-	-	(9)	-	(9)
Currency translation and other
adjustments	30	47	77	(41)	(190)	(231)	(28)	(90)	(118)
Disposals	-	-	-	-	(6)	(6)	-	-	-
Amounts written-off	(416)	(1,010)	(1,426)	(403)	(962)	(1,365)	(607)	(586)	(1,193)
Recoveries of amounts previously
written-off	39	22	61	43	3	46	38	27	65
(Releases)/charges to income statement
- continuing operations	7	(691)	(684)	(239)	(610)	(849)	1,878	3,171	5,049
- discontinued operations	46	-	46	46	-	46	46	36	82
Unwind of discount
(recognised in interest income)	(34)	(18)	(52)	(29)	(27)	(56)	(42)	(39)	(81)

At end of period	6,554	10,946	17,500	7,418	12,613	20,031	11,377	13,839	25,216

Note:

(1)

As a result of the creation of RCR on 1 January 2014, £855 million of provisions were transferred from Non-Core to the original donating divisions and £16,500 million of provisions were transferred to RCR, £12,984 million from Non-Core and £3,516 million from other divisions.

Provisions at 31 December 2014 include £40 million in respect of loans and advances to banks (30 September 2014 - £40 million; 31 December 2013 - £63 million).

Refer to Appendix 1 for analyses of loan impairments by segment, sector and geographical region.

Notes

7. Tax

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 21.5% (2013 - 23.25%), as analysed below.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Profit/(loss) before tax	2,643	(8,849)	(683)	1,100	(9,087)

Expected tax (charge)/credit	(568)	2,057	147	(237)	2,112
Losses in year where no deferred tax
asset recognised	(86)	(879)	7	(71)	(688)
Foreign profits taxed at other rates	76	(117)	48	66	(32)
UK tax rate change impact	-	(313)	-	-	(116)
Unrecognised timing differences	(3)	(8)	(12)	(4)	(6)
Non-deductible goodwill impairment	(28)	(247)	-	-	(247)
Items not allowed for tax
- losses on disposals and write-downs	(12)	(20)	(6)	(1)	(15)
- UK bank levy	(54)	(47)	(10)	(14)	(6)
- regulatory and legal actions	(182)	(144)	(71)	(111)	(54)
- other disallowable items	(191)	(212)	(88)	(34)	(88)
Non-taxable items
- gain on sale of Direct Line Insurance Group	41	-	-	-	-
- gain on sale of WorldPay (Global Merchant Services)	-	37	-	-	37
- other non-taxable items	79	153	64	2	52
Taxable foreign exchange movements	21	(25)	8	9	(11)
Losses brought forward and utilised	225	36	112	68	13
(Reduction)/increase in carrying value of deferred
tax asset in respect of:
- UK losses	(850)	(701)	(850)	-	(701)
- US losses and temporary differences	(775)	-	(699)	-	-
- Ireland losses	153	-	153	-	-
Adjustments in respect of prior periods	245	244	157	50	153

Actual tax (charge)/credit	(1,909)	(186)	(1,040)	(277)	403

The tax charge for the year ended 31 December 2014 reflects a reduction in the carrying value of the deferred tax asset in respect of UK tax losses (£850 million) and US temporary differences (£775 million) reflecting the impact of the decision to restructure CIB, partially offset by an increase in the carrying value of the deferred tax asset in respect of Irish tax losses, the benefit of previously unrecognised Irish tax losses being offset against profits arising in Ireland during the year and the impact of certain conduct charges that do not qualify for tax relief.

At 31 December 2014, the Group has recognised a deferred tax asset of £1,540 million (30 September 2014 - £2,843 million; 31 December 2013 - £3,478 million) and a deferred tax liability of £500 million (30 September 2014 - £491 million; 31 December 2013 - £507 million). These balances include £1,257 million (30 September 2014 - £1,931 million; 31 December 2013 - £2,411 million) relating to carried forward trading losses in the UK.

Notes

7. Tax (continued)

Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. In his 2014 Autumn Statement, the UK Chancellor of the Exchequer announced proposals to restrict the use of losses carried forward by UK banks to a maximum of 50% of profits in periods from April 2015 onwards. A longer recovery period of the deferred tax asset associated with UK tax losses will therefore arise, assuming that these proposals are enacted by Parliament in 2015. International Accounting Standards require the recoverability of deferred tax assets to be considered by reference to legislation in force at the balance sheet reporting date.

The Group has considered the carrying value of the deferred tax asset as at 31 December 2014 and concluded that it is recoverable based on future profit projections. The proposed UK tax law change referred to above, if enacted, is not expected to have a material impact on the recovery period of the deferred tax asset.

8. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(1)	(3)	(1)	-	(2)
RFS Holdings BV Consortium Members	3	113	22	(57)	(5)
Direct Line Group	-	19	-	-	-
Citizens Financial Group	53	-	51	2	-
Other	5	(9)	(1)	2	4

Profit/(loss) attributable to non-controlling interests	60	120	71	(53)	(3)

9. Dividends
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	213	226	43	65	41
Non-cumulative preference shares of €0.01	115	121	55	26	57
Non-cumulative preference shares of £1	2	2	1	-	1

	330	349	99	91	99

Paid-in equity holders
Interest on securities classified as equity, net of tax	49	49	16	6	15

	379	398	115	97	114

The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2013 and 2014. £300 million of new equity was issued during the course of 2014 and the Board has decided a further £300 million of new equity will be issued during the course of 2015 to again partially neutralise the CET1 impact of coupon and dividend payments.

Notes

10. Earnings per ordinary and equivalent B share

Following agreement between RBS and HM Treasury for the retirement of the Dividend Access Share (DAS), earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period: £320 million was recognised in the quarter ended 30 June 2014. For periods ending on or before 31 March 2014 earnings are allocated solely to the DAS and earnings per ordinary and equivalent B share for such periods are therefore nil.  The DAS does not share in losses.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013

Earnings
Profit/(loss) from continuing operations attributable
to ordinary and B shareholders (£m)	57	(9,516)	(1,856)	790	(8,784)
(Loss)/profit from discontinued operations attributable to
ordinary and B shareholders (£m)	(3,527)	521	(3,935)	106	82

(Loss)/profit attributable to ordinary and B
shareholders (£m)	(3,470)	(8,995)	(5,791)	896	(8,702)

Ordinary shares outstanding during the period (millions)	6,256	6,096	6,322	6,284	6,156
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,356	11,196	11,422	11,384	11,256
Effect of dilutive share options and convertible
securities (millions)	91	115	87	108	110

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,447	11,311	11,509	11,492	11,366
Basic earnings/(loss) per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	0.5p	(85.0p)	(16.2p)	6.9p	(78.0p)
Basic EPS from discontinued operations	(31.1p)	4.7p	(34.5p)	1.0p	0.7p

Basic EPS from continuing and discontinued
operations	(30.6p)	(80.3p)	(50.7p)	7.9p	(77.3p)

Note:

(1)

Diluted EPS from continuing operations for the quarter ended 30 September 2014 was 0.1p lower than basic EPS. Diluted EPS from discontinued operations for the year ended 31 December 2013 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Notes

11. Segmental analysis

In 2014, the previously reported operating divisions were reorganised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data have not been restated.

RBS will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down. Although CFG has been reclassified as a discontinued operation, it continues to be a reportable operating segment.

Reporting Changes

A number of previously reported reconciling items (PPI costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments.

As part of its internal reorganisation, RBS has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements. In addition, the basis of allocation of Treasury costs has been amended to align the recovery of funding and hedging costs across RBS and for the transfer of certain assets and their associated costs out of Treasury.

Comparatives have been restated accordingly.

Notes

11. Segmental analysis (continued)

Analysis of operating profit

The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Year ended 31 December 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,683	1,354	6,037	(4,319)	(268)	1,450
Ulster Bank	636	194	830	(589)	365	606

Personal & Business Banking	5,319	1,548	6,867	(4,908)	97	2,056

Commercial Banking	2,041	1,169	3,210	(1,844)	(76)	1,290
Private Banking	691	391	1,082	(936)	4	150

Commercial & Private Banking	2,732	1,560	4,292	(2,780)	(72)	1,440

Corporate & Institutional Banking	817	3,132	3,949	(4,850)	9	(892)
Central items	440	(477)	(37)	(825)	12	(850)
Citizens Financial Group	2,013	1,068	3,081	(2,123)	(197)	761
RCR	(47)	92	45	(363)	1,306	988

Non-statutory basis	11,274	6,923	18,197	(15,849)	1,155	3,503
Reconciling items:
Own credit adjustments	-	(146)	(146)	-	-	(146)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
Citizens discontinued operations	(2,013)	(1,078)	(3,091)	2,123	197	(771)
RFS Holdings minority interest	(3)	(18)	(21)	(3)	-	(24)

Statutory basis	9,258	5,892	15,150	(13,859)	1,352	2,643

Notes

11. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Year ended 31 December 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,490	1,323	5,813	(4,493)	(501)	819
Ulster Bank	619	240	859	(694)	(1,774)	(1,609)

Personal & Business Banking	5,109	1,563	6,672	(5,187)	(2,275)	(790)

Commercial Banking	1,962	1,195	3,157	(1,975)	(652)	530
Private Banking	658	419	1,077	(1,109)	(29)	(61)

Commercial & Private Banking	2,620	1,614	4,234	(3,084)	(681)	469

Corporate & Institutional Banking	684	4,324	5,008	(7,210)	(680)	(2,882)
Central items	783	126	909	(198)	(64)	647
Citizens Financial Group	1,892	1,073	2,965	(2,204)	(156)	605
Non-Core	(96)	(250)	(346)	(627)	(4,576)	(5,549)

Non-statutory basis	10,992	8,450	19,442	(18,510)	(8,432)	(7,500)
Reconciling items:
Own credit adjustments	-	(120)	(120)	-	-	(120)
Gain on redemption of own debt	-	175	175	-	-	175
Write down of goodwill	-	-	-	(1,059)	-	(1,059)
Strategic disposals	-	161	161	-	-	161
Citizens discontinued operations	(1,964)	(1,056)	(3,020)	2,102	312	(606)
RFS Holdings minority interest	(11)	110	99	1	-	100

Statutory basis	9,017	7,720	16,737	(17,466)	(8,120)	(8,849)

*Restated

Notes

11. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	(loss)/profit
Quarter ended 31 December 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,209	323	1,532	(1,534)	(41)	(43)
Ulster Bank	150	54	204	(139)	104	169

Personal & Business Banking	1,359	377	1,736	(1,673)	63	126

Commercial Banking	521	310	831	(550)	(33)	248
Private Banking	175	92	267	(326)	-	(59)

Commercial & Private Banking	696	402	1,098	(876)	(33)	189

Corporate & Institutional Banking	222	469	691	(1,292)	(42)	(643)
Central items	128	(374)	(246)	(377)	1	(622)
Citizens Financial Group	533	233	766	(542)	(47)	177
RCR	(23)	(162)	(185)	(98)	681	398

Non-statutory basis	2,915	945	3,860	(4,858)	623	(375)
Reconciling items:
Own credit adjustments	-	(144)	(144)	-	-	(144)
Citizens discontinued operations	(533)	(231)	(764)	542	47	(175)
RFS Holdings minority interest	-	13	13	(2)	-	11

Statutory basis	2,382	583	2,965	(4,318)	670	(683)

Notes

11. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 September 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,198	345	1,543	(965)	(79)	499
Ulster Bank	163	51	214	(150)	318	382

Personal & Business Banking	1,361	396	1,757	(1,115)	239	881

Commercial Banking	521	290	811	(392)	(12)	407
Private Banking	172	98	270	(210)	4	64

Commercial & Private Banking	693	388	1,081	(602)	(8)	471

Corporate & Institutional Banking	230	601	831	(1,400)	12	(557)
Central items	109	(249)	(140)	(178)	(1)	(319)
Citizens Financial Group	493	215	708	(499)	(46)	163
RCR	(23)	145	122	(89)	605	638

Non-statutory basis	2,863	1,496	4,359	(3,883)	801	1,277
Reconciling items:
Own credit adjustments	-	49	49	-	-	49
Citizens discontinued operations	(493)	(223)	(716)	500	46	(170)
RFS Holdings minority interest	-	(56)	(56)	-	-	(56)

Statutory basis	2,370	1,266	3,636	(3,383)	847	1,100

Notes

11. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	(loss)/profit
Quarter ended 31 December 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,149	345	1,494	(1,470)	(107)	(83)
Ulster Bank	164	38	202	(224)	(1,067)	(1,089)

Personal & Business Banking	1,313	383	1,696	(1,694)	(1,174)	(1,172)

Commercial Banking	515	301	816	(718)	(277)	(179)
Private Banking	173	103	276	(453)	(21)	(198)

Commercial & Private Banking	688	404	1,092	(1,171)	(298)	(377)

Corporate & Institutional Banking	208	840	1,048	(3,286)	(429)	(2,667)
Central items	127	(138)	(11)	(49)	(1)	(61)
Citizens Financial Group	468	240	708	(542)	(46)	120
Non-Core	(37)	(556)	(593)	(139)	(3,164)	(3,896)

Non-statutory basis	2,767	1,173	3,940	(6,881)	(5,112)	(8,053)
Reconciling items:
Gain on redemption of own debt	-	(29)	(29)	-	-	(29)
Write-down of goodwill	-		-	(1,059)	-	(1,059)
Strategic disposals	-	168	168	-	-	168
Citizens discontinued operations	(481)	(223)	(704)	518	82	(104)
RFS Holdings minority interest	(3)	(7)	(10)	-	-	(10)

Statutory basis	2,283	1,082	3,365	(7,422)	(5,030)	(9,087)

*Restated

	31 December 2014		30 September 2014		31 December 2013*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	134,257	150,481	134,203	147,544	132,154	146,256
Ulster Bank	27,596	24,657	26,451	23,091	28,183	27,047

Personal & Business Banking	161,853	175,138	160,654	170,635	160,337	173,303

Commercial Banking	89,382	88,987	89,676	89,548	87,899	93,200
Private Banking	20,480	36,793	21,088	36,877	21,148	37,564

Commercial & Private Banking	109,862	125,780	110,764	126,425	109,047	130,764

Corporate & Institutional Banking	577,230	536,243	572,896	528,555	551,200	512,691
Central items	86,947	69,394	88,690	75,290	103,470	84,279
Citizens Financial Group	84,932	71,258	80,884	67,805	71,738	61,289
RCR	29,030	12,683	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	31,311	12,481	31,177	6,100
RFS Holdings minority interest	909	75	911	81	909	237

Statutory basis	1,050,763	990,571	1,046,110	981,272	1,027,878	968,663

*Restated

Notes

12. Discontinued operations and assets and liabilities of disposal groups

In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA. RBS plans to cede control by the end of 2015 and therefore, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

On reclassification to disposal groups at 31 December 2014, the carrying value of Citizens exceeded its fair value less costs to sell (based on the quoted price of shares in Citizens Financial Group, Inc.) by £3,994 million and the carrying value of the assets and liabilities of the disposal group has been adjusted by this amount. This loss has been attributed to the intangible assets of the disposal group.

(a) Loss/(profit) from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Citizens
Interest income	2,204	2,252	585	542	536
Interest expense	(191)	(288)	(52)	(49)	(55)

Net interest income	2,013	1,964	533	493	481
Other income	1,043	1,056	196	223	223

Total income	3,056	3,020	729	716	704
Operating expenses	(2,123)	(2,102)	(542)	(500)	(518)

Profit before impairment losses	933	918	187	216	186
Impairment losses	(197)	(312)	(47)	(46)	(82)

Operating profit before tax	736	606	140	170	104
Tax charge	(228)	(196)	(31)	(56)	(26)

Profit after tax	508	410	109	114	78
Provision for loss on disposal	(3,994)	-	(3,994)	-	-

(Loss)/profit from Citizens discontinued operations,
net of tax	(3,486)	410	(3,885)	114	78

Other
Net premium income	-	699	-	-	-
Other income from insurance business	-	62	-	-	-

Insurance income	-	761	-	-	-
Other income	24	26	6	6	11

Total other income	24	787	6	6	11
Operating expenses	(2)	(172)	-	(1)	(2)

Profit before insurance net claims and impairment losses	22	615	6	5	9
Insurance net claims	-	(445)	-	-	-

Operating profit before tax	22	170	6	5	9
Tax charge	(10)	(29)	(3)	(2)	(6)

Profit after tax	12	141	3	3	3

Businesses acquired exclusively with a view to disposal
Profit after tax	29	7	-	-	12

Profit from other discontinued operations, net of tax	41	148	3	3	15

Notes

12. Discontinued operations and assets and liabilities of disposal groups (continued)

Other discontinued operations reflect the results of Direct Line Insurance Group plc which was presented as a discontinued operation until 12 March 2013 and as an associate thereafter, and the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The profit from discontinued operations includes a gain of £82 million (2013 - £37 million) attributable to non-controlling interests.

(b) Assets and liabilities of disposal groups
	31 December 2014			31 December
	Citizens	Other	Total	2013
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	622	-	622	2
Loans and advances to banks	1,728	17	1,745	63
Loans and advances to customers	59,606	944	60,550	1,765
Debt securities and equity shares	15,865	-	15,865	24
Derivatives	402	-	402	1
Intangible assets	555	28	583	30
Property, plant and equipment	503	46	549	32
Interests in associates	-	-	-	879
Other assets	1,686	9	1,695	58

Discontinued operations and other disposal groups	80,967	1,044	82,011	2,854
Assets acquired exclusively with a view to disposal	-	-	-	163

	80,967	1,044	82,011	3,017

Liabilities of disposal groups
Deposits by banks	6,794	-	6,794	-
Customer accounts	61,256	33	61,289	3,273
Debt securities in issue	1,625	-	1,625	-
Derivatives	144	-	144	1
Subordinated liabilities	226	-	226	-
Other liabilities	1,223	19	1,242	102

Discontinued operations and other disposal groups	71,268	52	71,320	3,376
Liabilities acquired exclusively with a view to disposal	-	-	-	2

	71,268	52	71,320	3,378

Citizens is included in disposal groups at 31 December 2014 along with some remaining elements of the RBS N.V. business.

Disposal groups at 31 December 2013 predominately comprise the Chicago area retail branches, small business operations and select middle market relationships in the Chicago market which formed part of Citizens Financial Group and the interest in associates in Direct Line Group. No adjustment was required to the carrying value of these assets and liabilities on reclassification and comparatives were not restated.

Notes

13. Financial instruments

Classification

The following tables analyse the financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

									Non
	Financial instruments								financial
							Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	HTM (6)	cost	leases	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	74,872	-				74,872
Loans and advances to banks
- reverse repos	18,129	-		-	2,579	-				20,708
- other	11,773	-		-	11,254	-				23,027
Loans and advances to customers
- reverse repos	43,018	-		-	969	-				43,987
- other	23,038	61		-	307,002	-		4,150		334,251
Debt securities	49,226	117		29,673	3,096	4,537				86,649
Equity shares	4,821	301		513	-	-				5,635
Settlement balances	-	-		-	4,667	-				4,667
Derivatives	348,149		5,441							353,590
Intangible assets									7,781	7,781
Property, plant and equipment									6,167	6,167
Deferred tax									1,540	1,540
Prepayments, accrued income and
other assets	-	-		-	-	-			5,878	5,878
Assets of disposal groups									82,011	82,011

	498,154	479	5,441	30,186	404,439	4,537		4,150	103,377	1,050,763

Liabilities
Deposits by banks
- repos	23,990	-					869			24,859
- other	26,118	-					9,688			35,806
Customer accounts
- repos	35,985	-					1,366			37,351
- other	15,308	4,731					334,249			354,288
Debt securities in issue	6,490	10,216					33,574			50,280
Settlement balances	-	-					4,503			4,503
Short positions	23,029	-								23,029
Derivatives	346,184		3,621							349,805
Accruals, deferred income and
other liabilities	-	-					1,801	-	11,545	13,346
Retirement benefit liabilities									2,579	2,579
Deferred tax									500	500
Subordinated liabilities	-	863					22,042			22,905
Liabilities of disposal groups									71,320	71,320

	477,104	15,810	3,621				408,092	-	85,944	990,571

Equity										60,192

										1,050,763

For the notes to this table refer to the following page.

Notes

13. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	leases	liabilities	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212					8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held to maturity

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in the year ended 31 December 2014.

Notes

13. Financial instruments (continued)

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	31 December	31 December
	2014	2013
	£m	£m

Credit valuation adjustments	1,414	1,766
- of which: monoline insurers and credit derivative product companies (CDPC)	47	99

Other valuation reserves
- bid-offer	398	513
- funding valuation adjustment	718	424
- product and deal specific	657	753

	1,773	1,690

Valuation reserves	3,187	3,456

The table below analyses CVA relating to counterparties other than monoline insurers and CDPCs by rating and sector.

	31 December	31 December
Ratings:	2014	2013
	£m	£m

AAA	82	104
AA to AA+	35	13
A to AA-	78	168
BBB- to A-	401	446
Non-investment grade and unrated	771	936

	1,367	1,667

Counterparty:
Banks	32	89
Other financial institutions	203	199
Corporate	938	1,126
Government	194	253

	1,367	1,667

Key points

·	The decrease in CVA was primarily driven by the tightening of credit spreads.

·	The increase in other valuation reserves primarily reflects funding related adjustments partially offset by the impact of the reduction in the balance sheet.

Notes

13. Financial instruments: Valuation reserves (continued)

Own credit

The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

31 December 2014	(397)	(123)	(520)	221	(299)	12	(287)
31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2014	6.5	10.4	16.9	0.9	17.8
31 December 2013	8.6	15.8	24.4	0.9	25.3

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

·

The cumulative OCA decreased during the year due to tightening of RBS credit spreads partially offset by the impact of time decay (the reduction in the remaining time to maturity of the trades reduces the impact of changes in RBS credit spreads).

·	Senior issued debt OCA is determined by reference to secondary debt issuance spreads; the five year spread tightened to 32 basis points (2013 - 92 basis points).

·	RBS CDS spreads tightened to 48 basis points (2013 - 114 basis points).

Notes

14. Contingent liabilities and commitments

	31 December 2014			31 December 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	16,574	147	16,721	19,563	616	20,179
Other	9,401	180	9,581	5,893	98	5,991

	25,975	327	26,302	25,456	714	26,170

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend	211,462	1,315	212,777	210,766	2,280	213,046
Other	2,106	1	2,107	2,793	-	2,793

	213,568	1,316	214,884	213,559	2,280	215,839

Contingent liabilities and commitments	239,543	1,643	241,186	239,015	2,994	242,009

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

15. Litigation, investigations and reviews

The company and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

RBS recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBS is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014 (see Note 4). The aggregate provisions for litigation and regulatory proceedings of £1,500 million recognised in 2014, included a provision of £720 million related to the foreign exchange related investigations, of which £320 million was taken in the last quarter of 2014. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

15. Litigation, investigations and reviews (continued)

There are also situations where RBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised for that matter.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation

Shareholder litigation (US)

RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014. A decision in respect of the appeal has not yet been issued.

Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by RBS on 22 April 2008 in breach of the Financial Services and Markets Act 2000. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. At a case management conference in December 2014 the judge ordered that trial commence in December 2016.

Notes

15. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$46 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS companies remain as defendants in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Among these MBS lawsuits are two cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$9.5 billion were outstanding at 31 December 2014 with cumulative write downs to date of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing and is scheduled to be substantially completed by the end of 2015.

The other remaining FHFA lawsuit that involves RBS (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. by payment of US$99.5 million.

Other MBS lawsuits against RBS companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York.

Notes

15. Litigation, investigations and reviews (continued)

The status of the previously disclosed settlements in the other MBS class actions in which RBS companies were defendants is as follows: In re IndyMac Mortgage-Backed Securities Litigation (the court indicated its intention to approve settlement at the final settlement hearing held on 3 February 2015), New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al. (final court approval of the settlement granted in November 2014), and Luther v. Countrywide Financial Corp. et al. and related class action cases (final court approval of the settlement granted in December 2013).  In the latter matter, several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBS in connection with various mortgage-related offerings. RBS cannot predict whether any of these threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court. On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Notes

15. Litigation, investigations and reviews (continued)

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS are set out under ‘Investigations and reviews’ on page 111.

ISDAFIX antitrust litigation

Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates.  The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Credit default swap antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.  On 4 September 2014, the Court largely denied the defendants' motion to dismiss this matter.

FX antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S. based plaintiffs that is pending in the United States District Court for the Southern District of New York.  The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.  On 28 January 2015, the court denied the defendants’ motion to dismiss this action.  On the same day, the court dismissed two similar class action complaints that had been filed on behalf of non-U.S. plaintiffs in Norway and South Korea on the principal ground that such claims are barred by the Foreign Trade Antitrust Improvements Act. On 23 February 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts.  The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Notes

15. Litigation, investigations and reviews (continued)

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. The trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS  companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.  On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. The decision is not being further appealed.  RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Interest rate hedging products

RBS is dealing with a large number of active litigation claims in the UK in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedge products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. RBS is encouraging those customers that are eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes

15. Litigation, investigations and reviews (continued)

Weiss v. National Westminster Bank PLC

NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel.  The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the U.S. Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.  On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.  The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Freeman v. HSBC Holdings PLC

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011.  The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran.  According to the complaint, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the U.S. Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.  The defendants will move to dismiss the complaint.

Investigations and reviews

RBS’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Notes

15. Litigation, investigations and reviews (continued)

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the Enforceable Undertaking to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

RBS is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS  is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS  is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, RBS  cannot estimate reliably what effect, if any, the outcome of these investigations may have on RBS.

Notes

15. Litigation, investigations and reviews (continued)

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank’s Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, RBS remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank’s Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012

In June 2012, RBS was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. RBS agreed to reimburse customers for any loss suffered as a result of the incident and RBS made a provision of £175 million in 2012.

In April 2013, the FCA announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA).  Enforcement proceedings were then commenced. On 20 November 2014, RBS announced that it had reached agreement with the FCA and the PRA over failings in relation to the incident.  RBS agreed a penalty of £42 million with the FCA and £14 million with the PRA.  Separately the Central Bank of Ireland initiated an investigation and issued enforcement proceedings against Ulster Bank Ireland Limited (UBIL), an RBS company.  On 12 November 2014, the Central Bank of Ireland announced that it had fined UBIL EUR3.5 million in relation to its investigation.

Interest rate hedging products

In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. In January 2013 the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving all redress outcomes, and the FCA is overseeing this. RBS has reached agreement with the independent reviewer in relation to redress outcomes for in scope customers. RBS and the independent reviewer are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims.  The FCA has announced that the review and redress exercise will be closed to new entrants on 31 March 2015.

Notes

15. Litigation, investigations and reviews (continued)

The Central Bank of Ireland also requested UBIL, along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland.  RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review of the sale of interest rate hedging products to eligible RBS International customers is complete, and the review of the sale of interest rate hedging products to eligible Republic of Ireland customers is expected to be completed during Q1 2015.

RBS has made provisions in relation to the above redress exercises totalling £1.4 billion to date for these matters, including £0.2 billion in 2014, of which £1 billion had been utilised at 31 December 2014.

FSA mystery shopping review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to carry out the exercise. Redress is currently being offered to certain customers in this sample group. In addition, RBS has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed by mid 2015.

Card Protection Plan Limited

In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including RBS, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed and only exceptional cases will be dealt with prior to a final closure date for the scheme of 28 February 2015. RBS has made appropriate provision based on its estimate of ultimate exposure.

Packaged accounts

As a result of an uplift in packaged account complaints, RBS has proactively put in place dedicated resource to investigate and resolve complaints on an individual basis.

Notes

15. Litigation, investigations and reviews (continued)

FCA review of GRG treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of RBS’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. RBS is fully cooperating with the FCA in its investigation.

Separately, in November 2013 RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during the first half of 2015. The current draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

Notes

15. Litigation, investigations and reviews (continued)

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 4 November 2014, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it would not proceed with its investigations. The CMA took this decision primarily based on the expected implementation of the draft EC regulation on interchange fees for card payments, coupled with some commitments made by Visa and MasterCard around its implementation in the UK. Whilst not currently proceeding, the CMA’s investigations do formally remain open and CMA has noted that, if the EC regulation on interchange fees did not address its concerns, it would then look again at continuing with its investigations.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance

Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). RBS has made provisions totalling £3.7 billion to date for this matter, including £0.7 billion in 2014, of which £2.9 billion has been utilised at 31 December 2014.

Retail banking – EC

Since initiating an inquiry into retail banking in the EU in 2005, the EC continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. RBS cannot predict the outcome of these actions at this stage.

UK personal current accounts/retail banking

Following the OFT’s publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

Notes

15. Litigation, investigations and reviews (continued)

On 11 March 2014, the successor body to the OFT and CC, the CMA, announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR.  The MIR will be a wide-ranging 18-24 month Phase 2 inquiry but at this stage it is not possible to estimate potential impacts on RBS.

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC’s investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on RBS.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015. The FCA now intends to undertake a market study into investment and corporate banking (to launch in Spring 2015) and potentially into asset management (to launch late 2015 if undertaken).

Credit default swaps (CDS) investigation

RBS is a party to the EC’s antitrust investigation into the CDS information market. RBS has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, RBS cannot estimate reliably what effect the outcome of the investigation may have on RBS, which may be material.

Notes

15. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business

In the United States, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

In November 2013, RBS announced that it had settled with the US Securities and Exchange Commission (SEC) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. RBS co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

US mortgages - loan repurchase matters

RBS’s CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes

15. Litigation, investigations and reviews (continued)

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2014, Citizens received US$257 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and RBS has not ceased making foreclosures.

RBS cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, RBS is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on RBS’s net assets, operating results or cash flows in any particular period.

Citizens consent orders

The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

Notes

15. Litigation, investigations and reviews (continued)

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Governance and risk management consent order

In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS’s U.S. operations,
●	a plan to oversee compliance by RBS’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●

a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

Notes

15. Litigation, investigations and reviews (continued)

The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s U.S. operations. RBS continues to test the effectiveness of the remediation efforts undertaken by RBS to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 RBS  and The Royal Bank of Scotland plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc’s historical compliance with US economic sanction regulations outside the US.  As part of the settlement, RBS  and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS  agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s  global business lines outside of the United States, and to adopt, implement, and comply with the programme.  Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. RBS also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Notes

15. Litigation, investigations and reviews (continued)

Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme. The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015, under the terms of the Programme. Provision has been made for the estimated liability arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd

A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients.  Coutts & Co Ltd is cooperating with the authority.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. Provision has been made for the estimated liability arising from this programme/review.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. RBS has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme and will now undertake a review of affected and potentially affected customers to determine whether affected customers should be offered redress.  From 2009 to the end of 2014, RBS provided over £940 million of lending under the EFG scheme.

Notes

16. Recent developments

Rating agencies

Standard & Poor’s

On 3 February 2015, Standard & Poor's Rating Services (S+P) downgraded the long term credit rating of The Royal Bank of Scotland Group plc (RBSG plc) to ‘BBB-‘/’A-3’  from ‘BBB’+/’A-2’.  The long term outlook for RBSG plc was changed to stable from negative, reflecting S&P's view that RBS has made strong progress over the past 12-18 months in executing its restructuring plan. The long term ratings of The Royal Bank of Scotland plc (RBS plc) and certain of its affiliates were placed on CreditWatch with negative implications.

This action was not specific to RBS but reflected S&P's view that extraordinary government support is now unlikely in the case of UK non-operating bank holding companies, and is likely to become less predictable for bank operating companies in the UK under newly enacted legislation that fully implemented the bail-in rules enshrined in the EU's Bank Recovery and Resolution Directive with effect from 1 January 2015.

The long term ratings of Citizens Bank, N.A. and its subsidiary Citizens Bank of Pennsylvania were not impacted as Citizens Bank, N.A. is now considered an insulated subsidiary of RBS plc. Ratings are on a negative outlook.

The ratings for the subordinated, junior subordinated and capital instruments of all RBS entities were also not impacted, as they do not benefit from government support.

17. Post balance sheet events

There have been no significant events between 31 December 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Summary risk factors

Summary of our Principal Risks and Uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management Appendix 1. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in Appendix 5.

●

The Group is implementing a large number of existing and new programmes and initiatives intended to improve the Group’s capital position, meet legal and regulatory requirements and result in the Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the Group’s strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the “2013/2014 Strategic Plan”) as well as a major investment programme to upgrade and rationalise the Group’s information technology (“IT”) and operational infrastructure (the “IT and Operational Investment Plan”), further initiatives designed to reduce the size of the Group’s balance sheet and de-risk its business, in particular through the divestments of the Group’s interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc (“CFG”) and the “higher risk and capital intensive assets” in RCR as well as a significant restructuring of the Group’s Corporate and Institutional Banking (“CIB”) division and of the Group’s business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the “ring-fence”). Together, these initiatives are referred to as the “Transformation Plan” and present significant risks for the Group, including the following:

○

The Transformation Plan, and in particular the restructuring of the Group’s CIB business and the divestment of certain of the Group’s portfolios and businesses, including its remaining stake in  CFG, are designed to allow the Group to achieve its capital targets. There is no assurance that the Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated.

○

The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require significant restructuring of the Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the Group’s customers and there is no certainty that the Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019.

○

The changes to the Group resulting from the implementation of the Transformation Plan will result in major changes to the Group’s corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the Group’s business model. Although the goals of the Transformation Plan are for the Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank at the end of this long period of restructuring.

○

The level of structural change required to implement the Group’s Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group’s structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the Group.

Summary risk factors

○

Substantial investments are being made in the Group’s IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the Group’s business and its ability to retain or grow its customer business and remain competitive.

●

The Group’s ability to implement its Transformation Plan and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The Group’s changing strategy has led to the departure of many talented staff. Implementation of the Group’s Transformation Plan, and in particular of the ring-fence and restructuring of the Group’s CIB business, as well as increased legal and regulatory supervision, including the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the “Banking Reform Act 2013”) including the new Senior Persons Regime, may further hinder the Group’s ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV and the Government’s views on variable compensation, there is now a restriction on the Group’s ability to pay individual bonuses greater than fixed remuneration, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group’s strategy and regulatory commitments.

●

The Group has been, and continues to be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2014, the Group is expected to continue to have material exposure to litigation and regulatory proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●

Ahead of the upcoming election in May 2015 in the UK, there is uncertainty around how the policies of the newly elected government may impact the Group, including a possible referendum on the UK’s membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject.

●

Operational and reputational risks are inherent in the Group’s businesses, but are heightened as a result of the implementation of the Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

●

Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group’s businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, have adversely affected and may continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

Summary risk factors

●

The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group’s continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and, to a lesser extent  the UK Government’s credit ratings.

●

The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the Group may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes.

●

The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●

The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group’s information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group’s reputation, businesses and brands.

●

As a result of the UK Government’s majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the Company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Company from the Official List.

Summary risk factors

●

The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the Group’s pension plan as a result of the implementation of the ring-fence. The Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

●

The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group’s investment and trading portfolios and may have a material adverse effect on the Group’s financial performance and business operations.

●

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group’s valuation, capital and stress test models and the parameters  and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●

Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Additional information

Share information

	31 December 2014	30 September 2014	31 December 2013

Ordinary share price	394.4p	368.2p	338.1p

Number of ordinary shares in issue	6,366m	6,321m	6,203m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2014.

As at 31 December 2014
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,366
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,877
Retained income and other reserves	50,369

Owners’ equity	57,246

Group indebtedness
Subordinated liabilities	22,905
Debt securities in issue	50,280

Total indebtedness	73,185

Total capitalisation and indebtedness	130,431

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

As at 20 March 2015, Debt securities in issue and subordinated liabilities totalled c.£67 billion. The information contained in the table above has not otherwise changed materially since 31 December 2014.

Additional information

Other financial data

	Year ended 31 December
	2014	2013	2012	2011	2010

Return on average total assets (1)	(0.3%)	(0.7%)	(0.4%)	(0.1%)	(0.1%)
Return on average ordinary and B shareholders’ equity (2)	(6.3%)	(14.5%)	(8.9%)	(3.1%)	(0.9%)
Average owners’ equity as a percentage of average total assets	5.9%	5.6%	5.2%	4.9%	4.6%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	1.52	(0.51)	0.13	0.78	0.95
- excluding interest on deposits	2.61	(5.12)	(3.73)	(0.86)	0.52
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.67	(0.55)	0.13	0.78	0.97
- excluding interest on deposits	3.58	(6.95)	(4.80)	(0.86)	0.61

Notes:

(1)	Represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to equity holders expressed as a percentage of average ordinary and B shareholders' equity.
(3)

For this purpose, earnings consist of operating profit before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the years ended 31 December 2014, 2013, 2012, 2011 and 2010 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011 and 2010 were £2,702 million, £8,641 million, £5,578 million, £1,396 million and £422 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2014, 2013, 2012, 2011 and 2010 were £2,693 million, £8,243 million, £5,277 million, £1,396 million and £298 million, respectively.

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	1
General overview and key developments	2

Capital management
Overview	5
Capital resources	6
Leverage exposure	9
Risk-weighted assets	10

Liquidity and funding risk
Overview	14
Liquidity risk	15
Funding risk	17
Balance sheet encumbrance	20

Credit risk
Overview	23
Financial assets	24
Loans and related credit metrics	29
Debt securities	34
Derivatives	36
Key loan portfolios	38

Market risk
Overview	49
Trading portfolios	50
Non-trading portfolios	52

Country risk
Overview	56
Summary of country exposures	59

Presentation of information

The assets of disposal groups are presented as a single line in the consolidated balance sheet as required by IFRS. As allowed by IFRS, exposures, measures and ratios in this Appendix include disposal groups, primarily relating to Citizens Financial Group, on a line-by-line basis. A summary of this presentation is set out in Appendix 2.

1

Appendix 1 Capital and risk management

General overview and key developments

RBS’s main risks are described in ‘Risk and balance sheet management - Risk coverage’ in RBS’s 2013 Annual Report on Form 20-F. The table below summarises the key developments during 2014 for these risks.

Risk type	Overview
Capital and leverage

Key milestones achieved in 2014 included the sell down of the first tranche of CFG; run down of the RCR and CIB assets; and the sell down of the RBS N.V. AFS portfolio. A £3.1 billion improvement in CET1 capital and a £73 billion reduction in RWAs resulted in the CET1 ratio improving during the year by 260 basis points from 8.6% to 11.2%. Risk reduction strategies contributed to the RWA reduction, £40 billion in CIB and £25 billion in RCR.

RBS’s current Pillar 2A requirement is 3.5% of RWAs at 31 December 2014. From 1 January 2015, 56% of the total Pillar 2A or 2.0% of RWAs will be met from CET1 capital.

Based on capital that is required to be held to meet the overall financial adequacy rule, including holding current estimates of Pillar 2A constant, RBS estimates that its ‘fully phased’ CET1 maximum distributable amount (MDA) requirement would be 10.5% in 2019. Assuming a 13% a steady state CET1 capital ratio is achieved, RBS currently estimates that it would have a 2.5% headroom to MDA trigger in 2019.

A significant reduction of £142 billion or 13% in the leverage exposure to £940 billion and a year on year increase in Tier 1 capital (100% CET1 currently) contributed to an 80 basis points improvement in leverage ratio from 3.4% to 4.2%. Full implementation of the 2014 Basel III leverage ratio framework, particularly on securities financing transactions, also contributed to the leverage exposure reduction.

Liquidity and funding

Liquidity metrics remained strong reflecting balance sheet and risk reduction as well as growth in UK PBB deposits: the liquidity coverage ratio improved to 112%; the net stable funding ratio was 121%; and the liquidity portfolio of £151 billion covered short-term and total wholesale funding of £28 billion and £90 billion by more than five and 1.5 times respectively. Based on its assessment of the Financial Stability Board’s proposals, RBS may issue £3 - £5 billion per annum of qualifying debt between 2015 - 2019 to meet future total loss absorbing capital requirements.

Conduct and legal

RBS continued to remediate historical conduct issues, while also restructuring its customer-facing businesses and support functions around the needs of its customers. Actions taken by RBS to address underlying control deficiencies included strengthening significantly the systems and controls governing RBS’s LIBOR submissions, and simplifying RBS’s retail product offering and sales processes. The conduct risk framework was also further developed, with the embedding of a new Conduct and Regulatory Affairs (C&RA) operating model, and the orientation of C&RA’s assurance coverage and testing towards customer outcomes.

The impact of conduct issues resulted in litigation and conduct costs remaining high at £2.2 billion in 2014, albeit lower than the £3.8 billion recorded in 2013.

2

Appendix 1 Capital and risk management

General overview and key developments (continued)

Risk type	Overview
Credit

RBS’s credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement. Balance sheet credit exposure after credit mitigation decreased by 9% to £353 billion and credit RWAs fell by £62 billion or 17% to £295 billion primarily reflecting risk reduction and RCR disposal strategy. The wind-down of CIB’s US asset-backed products business contributed to a £13 billion decrease in asset-backed securities, now at £25 billion, an £86 billion reduction on the 2008 peak of £111 billion.

Impairment provisions of £18.0 billion, down £7.2 billion, covered risk elements in lending of £28.2 billion, down £11.2 billion, by 64%. Commercial real estate lending fell by £9.3 billion to £43.3 billion, of which £13.3 billion was in REIL with a provision coverage of 68%. Favourable market conditions, particularly in Ireland, resulted in impairment releases of £3.6 billion more than offsetting new impairment charges of £2.4 billion. This lead to a net release of £1.2 billion, of which £1.3 billion was in RCR and £0.4 billion in Ulster Bank, partly offset by net impairment charges of £0.3 billion in UK PBB and £0.2 billion in CFG.

Market

RBS’s traded market risk profile decreased significantly, with market risk limits being reduced across all businesses, in some instances by 50-60%. Average trading VaR decreased significantly during the year to £27.8 million, 35% of the 2013 average, reflecting risk reductions in CIB and RCR, as well as the effect of a more comprehensive economic view of risk from the incorporation of credit and funding valuation adjustments in the VaR calculation. Market risk RWAs also decreased by £6.3 billion to £24.0 billion

Country

RBS maintained a cautious stance as many clients continued to reduce debt levels. Total eurozone net balance sheet exposure decreased by £5 billion or 5% to £98 billion. Within this amount, eurozone periphery exposures decreased by £10 billion, or 25%, to £31 billion, primarily in Spain reflecting the disposal of legacy liquidity portfolio bonds, and in Ireland and Italy. Total exposure to Greece was £0.4 billion but £120 million after the effect of collateral and guarantees. Limits for Russia and Ukraine were adjusted, additional credit restrictions were placed on new business and exposures were reviewed against international sanctions.

Pension

The triennial actuarial funding valuation of the Main scheme was agreed in May 2014 and showed an excess in the value of liabilities over the value of assets of £5.6 billion at 31 March 2013; a ratio of 82%. In 2014, various pension stress-testing initiatives were undertaken, both on internally defined scenarios and those to meet integrated PRA and European Banking Authority stress testing requirements.

3

Appendix 1 Capital and risk management

General overview and key developments (continued)

Risk type	Overview
Operational

RBS’s transformation plan is material and complex affecting all business areas and functions simultaneously and so has the potential to increase operational risk profile at least in the short term. Significant investments were made to improve technology resilience for core banking services, operating practices and risk management across the three lines of defence. In particular, enhancements were made to cyber security programmes, mitigating a number of vulnerabilities.

Regulatory

The level of regulatory risk remains high as policymakers and regulators continue to strengthen regulations and supervision in response to the events of 2007 and 2008. RBS will in future focus CIB’s business model on its leading positions in UK rates, debt capital markets and foreign exchange; this will leave RBS well-placed to implement the ring-fencing requirements, in 2019.

Reputational

The most material threat to RBS’s reputation continued to originate from historical and more recent conduct deficiencies. RBS has been the subject of investigations and review by a number of regulators, some of which have resulted in fines and public censure.

Business	RBS reduced its business risk profile as it curtailed riskier activities in CIB, made disposals through RCR, and announced an intensified cost management programme.
Strategic

In early 2014, RBS announced the results of a strategic review with a defined plan to shift the business mix towards the UK and the retail and commercial banking segments, with the aim of a lower risk profile. The year saw good progress, with results in general exceeding targets and run-down or sell-off of non-core assets ahead of schedule. Capital ratios increased considerably, a significant step towards targeted levels of financial strength which, when attained, will provide RBS with more strategic options. However, RBS continued to work through the impact of tougher regulatory regime on banks.

4

Appendix 1 Capital and risk management

Capital management

RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity.

Overview

●	RBS’s CET1 ratio was 11.2% at 31 December 2014, an improvement of 260 basis points compared with 8.6% as at 31 December 2013.
●	The leverage ratio under 2014 Basel III framework improved from 3.4% to 4.2% at 31 December 2014.
●	Key milestones achieved in 2014 include:
○ IPO of CFG;
○ run down of RCR and CIB assets; and
○ disposal of €9 billion of higher risk legacy available-for-sale securities, thereby reducing stressed capital and RWAs.

●	Going forward, RBS is focused on delivering a capital plan in-line with its strategic objectives which includes the divestment of CFG by the end of 2016 and further run down of RCR and CIB assets.
●	From 2015 RBS will target a c.13% CET1 ratio during the period of CIB restructuring and expects to achieve this by the end of 2016.
●	RBS plans to issue around £2 billion of CRR-compliant Additional Tier 1 (AT1) capital instruments in 2015.

RBS’s current Pillar 2A requirement is 3.5% of RWAs at 31 December 2014. From 1 January 2015, 56% of the total Pillar 2A or 2.0% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time assessment of the amount of capital that is required to be held to meet the overall financial adequacy rules. The PRA assessment may change over time, including as a result of at least an annual assessment and supervisory review of RBS’s Internal Capital Adequacy Assessment Process.

RBS’s capital risk appetite framework, which informs its capital targets, includes consideration of the MDA requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, including holding current estimates of Pillar 2A constant for illustrative purposes, RBS estimates that its ‘fully phased’ CET1 MDA requirement would be 10.5% in 2019, assuming RBS’s current risk profile. It should be noted that this estimate does not reflect the anticipated impact of RBS’s planned restructuring and balance sheet risk reduction programmes, changes in the regulatory framework or other factors that could impact target CET1 ratios. This estimated MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio
●	2.0% Pillar 2A CET1 ratio
●	2.5% Capital conservation buffer
●	1.5% Global Systemically Important Institution buffer

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.5% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to accommodate regulatory and other changes.

5

Appendix 1 Capital and risk management

Capital resources
	End-point CRR (1)			PRA transitional basis (1)
	31 December	30 September	31 December	31 December	30 September	31 December
	2014	2014	2013 (2)	2014	2014	2013 (2)
	£m	£m	£m	£m	£m	£m

Shareholders’ equity (excluding
non-controlling interests)
Shareholders’ equity	57,246	62,091	58,742	57,246	62,091	58,742
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(784)	(979)	(979)	(784)	(979)	(979)
	52,149	56,799	53,450	52,149	56,799	53,450

Regulatory adjustments and deductions
Own credit	500	616	601	500	616	601
Defined benefit pension fund
adjustment	(238)	(198)	(172)	(238)	(198)	(172)
Cash flow hedging reserve	(1,029)	(291)	84	(1,029)	(291)	84
Deferred tax assets	(1,222)	(1,565)	(2,260)	(1,222)	(1,565)	(2,260)
Prudential valuation adjustments	(384)	(438)	(781)	(384)	(438)	(781)
Goodwill and other intangible assets	(7,781)	(12,454)	(12,368)	(7,781)	(12,454)	(12,368)
Expected losses less impairments	(1,491)	(1,596)	(1,731)	(1,491)	(1,596)	(1,731)
Other regulatory adjustments	(585)	353	(55)	(855)	215	(55)
	(12,230)	(15,573)	(16,682)	(12,500)	(15,711)	(16,682)

CET1 capital	39,919	41,226	36,768	39,649	41,088	36,768

Additional Tier 1 (AT1) capital
Qualifying instruments and related
share premium subject to phase out	-	-	-	5,820	5,820	5,831
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	1,648	1,665	1,749
AT1 capital	-	-	-	7,468	7,485	7,580

Tier 1 capital	39,919	41,226	36,768	47,117	48,573	44,348

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	5,542	5,361	3,582	6,136	5,956	4,431
Qualifying instruments issued by
subsidiaries and held by third parties	3,175	3,454	5,151	7,490	7,705	9,374

Tier 2 capital	8,717	8,815	8,733	13,626	13,661	13,805

Total regulatory capital	48,636	50,041	45,501	60,743	62,234	58,153

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Estimated.

6

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement

The table below analyses the movement in end-point CRR CET1 and Tier 2 capital for the year.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2014	36,768	8,733	45,501
Loss for the year including reclassification of CFG, net of movements in fair value of own credit	(3,571)	-	(3,571)
Share capital and reserve movements in respect of employee share schemes	205	-	205
Ordinary shares issued	300	-	300
Foreign exchange reserve	(208)	-	(208)
AFS reserves	607	-	607
Decrease in goodwill and intangibles deduction	4,032	-	4,032
Deferred tax assets (DTA)	1,038	-	1,038
Prudential valuation adjustments (PVA)	397	-	397
Excess of expected loss over impairment provisions (EL-P)	240	-	240
Dated subordinated debt issues	-	2,159	2,159
Net dated subordinated debt/grandfathered instruments	-	(1,537)	(1,537)
Foreign exchange movements	-	(638)	(638)
Other movements	111	-	111

At 31 December 2014	39,919	8,717	48,636

Key points

●

On reclassification of CFG to disposal groups at 31 December 2014, the carrying value exceeded its fair value less costs to sell by £4 billion. The consequential write down has been ascribed to goodwill relating to CFG.

●	The lower regulatory capital deduction for DTA is due to the reduction in the net DTA balance, reflecting the write down of deferred tax assets during the year.

●	Tier 2 issuances of £2.2 billion comprised €1 billion 3.625% subordinated notes and $2.25 billion 5.125% subordinated notes, both maturing in 2024.

7

Appendix 1 Capital and risk management

Capital resources (continued)

Notes:

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (end-point CRR basis) with the exception of unrealised gains on AFS securities which will be included from 2015 (PRA transitional basis).

CRD IV and Basel III impose a minimum CET1 ratio of 4.5%. Further, CET1 requirements will be imposed through buffers in the CRD. There are three buffers that will affect RBS: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs), which will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where RBS has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution (O-SII) or Systemic Risk Buffers set by the supervisory authorities. RBS has been provisionally allocated a G-SII buffer of 1.5%. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. Until then, using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, RBS and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

From 1 January 2015, RBS must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that RBS must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Measures in relation to end-point CRR basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities (end-point CRR basis above). The actual end-point CRR impact may differ when the final technical standards are interpreted and adopted.

Capital base:
(1)	Own funds are based on shareholders’ equity.
(2)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(3)

The adjustment, arising from the application of the prudent valuation requirements (PVA) to all assets measured at fair value, has been included in full. The PVA relating to assets under advanced internal ratings approach has been included in impairment provisions in the determination of the deduction from expected losses.

(4)

Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)

Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

Risk-weighted assets (RWAs):
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation (AVC) on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

8

Appendix 1 Capital and risk management

Leverage exposure

Basis of preparation

The leverage exposure set out on page 28 of the main announcement is based on the revised 2014 Basel III leverage ratio framework. The leverage ratio as originally included in the CRR is aligned with the internationally agreed ratio from January 2015.

Additional analysis of derivative notionals and undrawn commitments, two of the major components outside the balance sheet contributing to the leverage exposure is set out below.

Derivative notionals

Derivative potential future exposures (PFE) are calculated based on the notional value of the contracts and is dependent on the type of contract. For contracts other than credit derivatives the PFE is based on the type and maturity of the contract after the effect of netting arrangements.

The PFE on credit derivatives is based on add-on factors determined by the asset quality of the referenced instrument. Qualifying credit derivatives attract a PFE add-on of 5% and have reference securities issued by public sector entities, multilateral development banks or other investment grade issuers. Non-qualifying credit derivatives attract a PFE add-on of 10%.

The table below analyses the derivative notionals by maturity for contracts other than credit derivatives and credit derivatives by qualifying and not.

				Credit derivatives
	Derivatives other than credit derivatives				Non-
	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	11,069	10,423	5,839			27,331
Exchange rate	3,649	720	306			4,675
Equity	42	33	2			77
Commodities	1	-	-			1
Credit				99	26	125

Total	14,761	11,176	6,147	99	26	32,209

31 December 2013

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1			2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

9

Appendix 1 Capital and risk management

Leverage exposure (continued)

Weighted undrawn commitments
		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.1	0.1	1.0	0.2	2.4	-	1.8	-	8.6
Items with a 20% CCF	0.4	-	0.7	0.1	3.2	-	0.4	-	4.8
Items with a 50% CCF	4.8	1.0	9.8	1.4	36.8	1.6	7.8	0.5	63.7
Items with a 100% CCF	0.1	0.3	2.2	0.8	10.2	3.9	1.5	0.3	19.3

	8.4	1.4	13.7	2.5	52.6	5.5	11.5	0.8	96.4

31 December 2013

Unconditionally cancellable items (1)	3.1	0.2	0.4	0.1	0.7	-	1.7	-	6.2
Items with a 20% CCF	0.4	-	0.6	0.6	1.5	-	0.2	-	3.3
Items with a 50% CCF	5.8	1.0	12.5	1.0	41.9	2.7	7.1	0.7	72.7
Items with a 100% CCF	0.1	0.3	2.4	1.4	12.0	-	1.6	0.2	18.0

	9.4	1.5	15.9	3.1	56.1	2.7	10.6	0.9	100.2

Note:

(1)	Based on a 10% credit conversion factor.

Risk-weighted assets

The table below analyses the movement in credit risk RWAs by key drivers during the year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2014 (Basel 2.5 basis)	291.1	22.3	313.4
CRR impact	26.8	16.8	43.6

At 1 January 2014 (CRR basis)	317.9	39.1	357.0
Foreign exchange movement	1.5	-	1.5
Business movements	(21.6)	(13.9)	(35.5)
Risk parameter changes	(11.7)	-	(11.7)
Methodology changes	(17.9)	5.2	(12.7)
Model updates	(2.7)	-	(2.7)
Other changes	(0.8)	-	(0.8)

At 31 December 2014 (CRR basis)	264.7	30.4	295.1

Modelled (1)	163.2	26.6	189.8
Non-modelled	101.5	3.8	105.3

	264.7	30.4	295.1

The table below analyses movements in market and operational risk RWAs during the year.

	Market risk			Operational
	CIB	Other	Total	risk	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2014 (Basel 2.5 and CRR bases)	22.4	7.9	30.3	41.8	72.1
Business and market movements	(15.4)	(2.8)	(18.2)	(5.0)	(23.2)
Methodology changes	11.9	-	11.9	-	11.9

At 31 December 2014 (CRR basis)	18.9	5.1	24.0	36.8	60.8

Modelled (1)	14.9	3.3	18.2		18.2
Non-modelled	4.0	1.8	5.8	36.8	42.6

	18.9	5.1	24.0	36.8	60.8

Note:

(1)

Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to CIB (£83 billion) and Commercial Banking (£48 billion).

10

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

The table below analyses RWA movements by segment during the year.

		Ulster	Commercial	Private		Central			Non-
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Core	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 31 December 2013 (Basel 2.5 basis)	51.2	30.7	65.8	12.0	120.4	20.1	56.1	-	29.2	385.5
Impact of dissolution of Non-Core and
creation of RCR	-	(1.9)	(2.7)	-	(10.0)	0.1	2.0	41.7	(29.2)	-
CRR impact	(1.5)	(0.6)	(1.6)	-	36.7	3.1	2.5	5.0	-	43.6

At 1 January 2014 (CRR basis)	49.7	28.2	61.5	12.0	147.1	23.3	60.6	46.7	-	429.1
Foreign exchange movement	-	(1.1)	-	-	(1.0)	-	3.6	-	-	1.5
Business movements	(0.3)	0.3	-	-	(36.8)	(6.1)	4.2	(20.0)	-	(58.7)
Risk parameter changes (1)	(5.0)	(3.6)	0.2	-	-	-	-	(3.3)	-	(11.7)
Methodology changes (2)	-	-	1.7	(0.2)	(2.0)	-	-	(0.3)	-	(0.8)
Model updates (3)	(1.6)	-	0.6	-	(0.2)	(0.4)	-	(1.1)	-	(2.7)
Other changes	-	-	-	(0.3)	-	(0.5)	-	-	-	(0.8)

At 31 December 2014 (CRR basis)	42.8	23.8	64.0	11.5	107.1	16.3	68.4	22.0	-	355.9

Notes:

(1)

Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD). They comprise:

UK PBB and Ulster Bank: primarily reflects recalibration of PD and LGD models reflecting improvements to the UK economy.

RCR: decrease in defaulted assets (£1.0 billion) and internal rating upgrades for certain counterparties (£0.8 billion).

(2)

Methodology changes included:

Commercial Banking: revisions to both currency netting and maturity dates for securitisation liquidity facilities.

CIB: £2.0 billion primarily represents inclusion of hedges in the CVA calculation. In addition there were offsetting movements of £11.4 billion reflecting transition of trading book securitisations from credit risk to market risk; and £7.5 billion reflecting reclassification of new CRR related charges, primarily asset value correlation and certain exchange traded derivatives from non-counterparty credit risk to counterparty credit risk.

(3)

The following models were updated during the year:

UK PBB: revised retail LGD model.

Commercial Banking and RCR: new large corporate PD model.

CIB: reduction due to the impact of EAD model £2.6 billion was offset by the new large corporate PD model.

Key points

●	UK PBB, RWAs reduced due to improvements in credit quality, recovery in the UK economy and lower balances.
●

In Commercial Banking, credit risk RWAs increased by £5 billion due to growth in loans (£2 billion) and methodology changes (£2 billion) and model changes (£1 billion), offset by a £2 billion decrease in operational risk RWAs.

●

CIB managed down RWAs by £40 billion, through both balance sheet and risk reductions. The reduction included £15 billion of market risk RWAs due to the wind down of the US asset-backed products business; £6 billion credit risk RWAs in GTS and Portfolio and £10 billion in Rates reflecting counterparty reviews as well as exits, novations and mitigation. Operational risk RWAs decreased by £3 billion.

●

The RCR disposal strategy and run-off resulted in a £25 billion reduction in RWAs, £9 billion each in real estate finance and corporate, and a further £5 billion and £2 billion in Markets and Ulster Bank respectively.

In relation to RWA density:
●

The increase in RWA density of bank exposures reflected the impact of credit valuation adjustments and asset valuation correlation and those on structured entities related to revised RWA treatments, both relating to the implementations of CRD IV.

●

Non-modelled standardised credit risk RWAs principally comprised CFG (£63 billion), and Private Banking (£10 billion); repo transactions undertaken by RBS Securities Inc, the broker-dealer and certain securitisation exposures.

●	Total shipping portfolio EAD was £10.9 billion and RWAs of £8.4 billion of which £2.3 billion and £1.7 billion were in RCR.
●	Oil and gas RWAs were £8.5 billion at a density of 49%. Mining and metals RWAs were £3.3 billion with a density of 74%.

11

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

EAD and RWA density

The tables below analyse exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density (RWAs as a percentage of EAD) by sector cluster. RWAs at 31 December 2014 are under current rules and 31 December 2013 are on a Basel 2.5 basis.

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	44,007	50,539	94,546	1,632	78	1,710	4	-	2
Central government	16,373	9,944	26,317	1,775	61	1,836	11	1	7
Other sovereign	4,936	6,548	11,484	1,250	386	1,636	25	6	14

Total sovereign	65,316	67,031	132,347	4,657	525	5,182	7	1	4

Financial institutions (FI)
Banks	32,777	2,081	34,858	15,089	488	15,577	46	23	45
Other FI (2)	41,420	22,535	63,955	15,585	9,960	25,545	38	44	40
SSPEs (3)	17,504	2,634	20,138	6,216	4,410	10,626	36	167	53

Total FI	91,701	27,250	118,951	36,890	14,858	51,748	40	55	44

Corporates
Property
- UK	48,081	3,463	51,544	23,736	3,390	27,126	49	98	53
- Ireland	7,541	31	7,572	1,283	33	1,316	17	106	17
- Other Western Europe	4,625	431	5,056	2,321	445	2,766	50	103	55
- US	1,334	7,481	8,815	722	7,551	8,273	54	101	94
- RoW	2,048	284	2,332	1,296	249	1,545	63	88	66

Total property	63,629	11,690	75,319	29,358	11,668	41,026	46	100	54
Natural resources
- Oil and gas	15,704	1,876	17,580	6,864	1,665	8,529	44	89	49
- Mining and metals	3,744	635	4,379	2,602	660	3,262	69	104	74
- Other	16,173	1,070	17,243	6,367	861	7,228	39	80	42
Transport
- Shipping	8,332	2,571	10,903	5,790	2,575	8,365	69	100	77
- Other	21,268	3,297	24,565	9,176	2,865	12,041	43	87	49
Manufacturing	29,450	8,430	37,880	12,673	8,257	20,930	43	98	55
Retail and leisure	24,564	8,262	32,826	14,940	8,027	22,967	61	97	70
Services	23,489	8,426	31,915	13,327	8,350	21,677	57	99	68
TMT (4)	13,555	2,790	16,345	7,079	2,806	9,885	52	101	60

Total corporates	219,908	49,047	268,955	108,176	47,734	155,910	49	97	58

Personal
Mortgages
- UK	113,884	7,794	121,678	10,651	3,121	13,772	9	40	11
- Ireland	15,544	37	15,581	13,137	18	13,155	85	49	84
- Other Western Europe	193	311	504	16	124	140	8	40	28
- US	131	21,088	21,219	10	10,352	10,362	8	49	49
- RoW	407	589	996	39	232	271	10	39	27

Total mortgages	130,159	29,819	159,978	23,853	13,847	37,700	18	46	24
Other personal	31,628	15,971	47,599	13,233	11,805	25,038	42	74	53

Total personal	161,787	45,790	207,577	37,086	25,652	62,738	23	56	30
Other items	4,465	18,363	22,828	3,012	16,580	19,592	67	90	86

Total	543,177	207,481	750,658	189,821	105,349	295,170	35	51	39

For the notes to this table refer to the following page.

12

Appendix 1 Capital and risk management

Risk-weighted assets: Exposure at default and RWA density

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2013	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	34,809	59,351	94,160	1,289	180	1,469	4	-	2
Central government	17,940	8,401	26,341	2,418	30	2,448	13	-	9
Other sovereign	5,323	5,525	10,848	1,451	149	1,600	27	3	15

Total sovereign	58,072	73,277	131,349	5,158	359	5,517	9	-	4

Financial institutions (FI)
Banks	37,718	2,769	40,487	11,922	689	12,611	32	25	31
Other FI (2)	43,460	14,033	57,493	16,391	7,940	24,331	38	57	42
SSPEs (3)	21,564	2,523	24,087	5,827	2,189	8,016	27	87	33

Total FI	102,742	19,325	122,067	34,140	10,818	44,958	33	56	37

Corporates
Property
- UK	50,250	2,771	53,021	27,904	2,461	30,365	56	89	57
- Ireland	10,338	107	10,445	3,087	136	3,223	30	127	31
- Other Western Europe	8,764	143	8,907	4,937	130	5,067	56	91	57
- US	1,126	6,527	7,653	600	6,272	6,872	53	96	90
- RoW	3,579	317	3,896	2,817	253	3,070	79	80	79

Total property	74,057	9,865	83,922	39,345	9,252	48,597	53	94	58
Natural resources	29,403	2,826	32,229	15,586	2,435	18,021	53	86	56
Transport	31,677	3,024	34,701	21,678	2,709	24,387	68	90	70
Manufacturing	24,649	7,775	32,424	13,607	7,599	21,206	55	98	65
Retail and leisure	23,974	7,744	31,718	18,302	7,591	25,893	76	98	82
Services	22,716	8,757	31,473	15,972	8,382	24,354	70	96	77
TMT (4)	13,550	2,222	15,772	8,470	2,198	10,668	63	99	68

Total corporates	220,026	42,213	262,239	132,960	40,166	173,126	60	95	66

Personal
Mortgages
- UK	110,470	7,841	118,311	14,412	3,267	17,679	13	42	15
- Ireland	17,148	33	17,181	16,108	12	16,120	94	36	94
- Other Western Europe	202	507	709	25	202	227	12	40	32
- US	121	19,717	19,838	15	9,756	9,771	12	49	49
- RoW	396	242	638	50	107	157	13	44	25

Total mortgages	128,337	28,340	156,677	30,610	13,344	43,954	24	47	28
Other personal	33,358	14,521	47,879	15,286	10,703	25,989	46	74	54

Total personal	161,695	42,861	204,556	45,896	24,047	69,943	28	56	34
Other items	4,756	19,189	23,945	4,061	15,798	19,859	85	82	83

Total	547,291	196,865	744,156	222,215	91,188	313,403	41	46	42

Notes:

(1)

Exposure at default post credit risk mitigation reflects an estimate of the extent to which a  bank will be exposed under a specific facility, in the event of the default of a counterparty; AIRB: advanced internal ratings based; STD: standardised.

(2)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(3)	Securitisation structured purpose entities primarily relate to securitisation related vehicles.
(4)	Telecommunications, media and technology.

13

Appendix 1 Capital and risk management

Liquidity and funding risk

Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to the Risk and balance sheet management section of RBS’s 2013 Annual Report on Form 20-F.

Overview

●

The liquidity position strengthened with the liquidity portfolio of £150.7 billion at 31 December 2014 covering short-term wholesale funding (STWF) more than five times. STWF decreased by £4.6 billion to £27.8 billion mainly due to the buy-back and maturity of medium-term notes in CIB.

●

The liquidity portfolio increased by £7.3 billion in the last quarter and £4.6 billion in the year, primarily reflecting the proceeds from the Citizens IPO and the sale of €9 billion securities from the RBS N.V. bond portfolio. It includes £57 billion of secondary liquidity being assets eligible for discounting at central banks. The costs associated with maintaining the secondary liquidity portfolio are minimal, being largely administrative and operational costs.

●

The liquidity coverage ratio (LCR) was 112% at 31 December 2014, based on RBS’s interpretation of the EU guidelines. The improvement in LCR from 102% at year end 2013 reflects reductions in wholesale funding due to CIB balance sheet and risk reduction and an increase in retail deposits. With effect from 1 October 2015, LCR will replace the PRA’s current regime, with an initial minimum requirement of 80% rising to 100% by 2018.

●	The net stable funding ratio (NSFR) based on RBS’s interpretation of the Basel framework was stable at 121% at 31 December 2014.

●

Liquidity risk appetite is measured by reference to the liquidity portfolio as a proportion of net stressed outflows and the ratio was 186% (2013 - 145%) under the worst case stress scenario. The improvement in 2014 reflected lower stress outflows due to balance sheet reductions in CIB.

●

During 2014 RBS successfully issued £2.2 billion of Tier 2 subordinated debt, compared with £1.8 billion in 2013. RBSG plc had senior unsecured debt outstanding of £6.9 billion, excluding commercial paper and certificates of deposit, at 31 December 2014. Based on its assessment of the Financial Stability Board’s proposals, RBS may issue between £3 – 5 billion per annum during 2015 – 2019 to meet total loss absorbing capital requirements.

●

The customer loan:deposit ratio remained broadly stable at 95% compared with 94% at the end of 2013 with an increase in the funding surplus in PBB of £4.4 billion (UK PPB: £1.4 billion; Ulster Bank: £3.0 billion) being offset by a decrease in the funding surplus in CPB of £6.6 billion (Commercial Banking: £5.7 billion; Private Banking: £0.9 billion).

14

Appendix 1 Capital and risk management

Liquidity risk

Liquidity and related metrics

The table below sets out the key liquidity and related metrics monitored by RBS.

	31 December	30 September	31 December
	2014	2014	2013

Liquidity portfolio	£151bn	£143bn	£146bn
Stressed outflow coverage (1)	186%	182%	145%
Liquidity coverage ratio (LCR) (2)	112%	102%	102%
Net stable funding ratio (NSFR) (3)	121%	111%	120%

Notes:

(1)

RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS's Individual Liquidity Adequacy Assessment. This assessment is performed in accordance with PRA guidance.

(2)

In January 2013, the Basel Committee on Banking Supervision (BCBS) issued its revised final guidance for calculating liquidity coverage ratio with a proposed implementation date of 1 January 2015. Within the EU, the LCR is currently expected to come into effect from the later date of 1 October 2015 on a phased basis, subject to the finalisation of the EU Delegated Act, which RBS expects to replace the current PRA regime. Pending guidance from the PRA, RBS monitors the LCR based on the EU Delegated Act and its internal interpretations of the expected final rules. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

(3)

BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018.  Pending further guidelines from the EU and the PRA, RBS uses the definitions and proposals from the BCBS paper and internal interpretations, to calculate the NSFR. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

Liquidity portfolio

The table below shows RBS’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	66,409	1,368	633	68,410	61,777	61,956
Central and local government bonds
AAA rated governments	5,609	-	2,289	7,898	8,729	5,935
AA- to AA+ rated governments and US agencies	6,902	9,281	1,448	17,631	16,589	12,792
Below AA rated governments	-	-	100	100	-	-
Local government	-	-	82	82	79	21

	12,511	9,281	3,919	25,711	25,397	18,748

Primary liquidity	78,920	10,649	4,552	94,121	87,174	80,704
Secondary liquidity (2)	53,055	2,290	1,189	56,534	57,582	56,017

Total liquidity value	131,975	12,939	5,741	150,655	144,756	136,721

Total carrying value	167,016	13,914	6,055	186,985

For the notes to this table refer to the following page.

15

Appendix 1 Capital and risk management

Liquidity risk (continued)

Liquidity portfolio (continued)

	Liquidity value
	Period end				Average
	UK
	DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments and US agencies	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

Notes:

(1)

The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the RBS’s significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

The table below shows the liquidity value of the liquidity portfolio by currency.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

31 December 2014	93,861	40,556	16,238	-	150,655
31 December 2013	100,849	33,365	10,364	1,488	146,066

16

Appendix 1 Capital and risk management

Funding risk

The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its businesses. Active management of both asset and liability portfolios is designed to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2014	27.8	53.3	90.5	116.0	15.4	(13.3)	2.1
30 September 2014	31.4	53.9	94.4	116.9	16.5	(18.2)	(1.7)
30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)
31 March 2014	31.0	50.8	101.5	121.3	15.6	(18.1)	(2.5)
31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

The table below shows RBS’s principal funding sources excluding repurchase agreements (repos).

	31 December 2014			31 December 2013
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	25,503	-	25,503	19,086	-	19,086
other deposits	13,137	2,294	15,431	14,553	1,690	16,243

	38,640	2,294	40,934	33,639	1,690	35,329
Debt securities in issue
commercial paper	625	-	625	1,583	-	1,583
certificates of deposit	1,695	149	1,844	2,212	65	2,277
medium-term notes	7,741	29,007	36,748	10,385	36,779	47,164
covered bonds	1,284	5,830	7,114	1,853	7,188	9,041
securitisations	10	5,564	5,574	514	7,240	7,754

	11,355	40,550	51,905	16,547	51,272	67,819
Subordinated liabilities	3,274	19,857	23,131	1,350	22,662	24,012

Notes issued	14,629	60,407	75,036	17,897	73,934	91,831

Wholesale funding	53,269	62,701	115,970	51,536	75,624	127,160

Customer deposits
derivative cash collateral (1)	13,003	-	13,003	7,082	-	7,082
financial institution deposits	46,359	1,422	47,781	44,621	2,265	46,886
personal deposits	185,781	6,121	191,902	183,799	8,115	191,914
corporate deposits	159,782	2,403	162,185	167,100	4,687	171,787

Total customer deposits	404,925	9,946	414,871	402,602	15,067	417,669

Total funding excluding repos	458,194	72,647	530,841	454,138	90,691	544,829

Note:

(1)	Cash collateral includes £12,036 million (31 December 2013 - £6,720 million) from financial institutions.

17

Appendix 1 Capital and risk management

Funding risk (continued)

Total funding by currency

	31 December 2014					31 December 2013
	GBP	USD	EUR	Other	Total	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deposits by banks	6,501	10,869	20,715	2,849	40,934	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	-	73	525	27	625	4	897	682	-	1,583
- certificates of deposit	910	747	185	2	1,844	336	1,411	476	54	2,277
- medium-term notes	4,592	11,292	16,672	4,192	36,748	6,353	11,068	23,218	6,525	47,164
- covered bonds	1,090	-	6,024	-	7,114	984	-	8,057	-	9,041
- securitisations	1,245	1,895	2,434	-	5,574	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,718	13,360	6,372	1,681	23,131	1,857	10,502	8,984	2,669	24,012

Wholesale funding	16,056	38,236	52,927	8,751	115,970	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	14%	33%	46%	7%	100%	15%	28%	48%	9%	100%
Customer deposits	276,039	89,068	39,526	10,238	414,871	272,304	86,727	49,116	9,522	417,669

Total funding excluding repos	292,095	127,304	92,453	18,989	530,841	291,153	121,690	110,646	21,340	544,829

% of total funding	55%	24%	17%	4%	100%	54%	22%	20%	4%	100%

Repos
The table below analyses repos by counterparty type.

	31 December	31 December
	2014	2013
	£m	£m

Financial institutions
- central and other banks	26,525	28,650
- other financial institutions	28,703	52,945
Government and corporate	9,354	3,539

	64,582	85,134

18

Appendix 1 Capital and risk management

Funding risk (continued)

Segment loan:deposit ratios and funding surplus

The table below shows customer loans, deposits, loan:deposit ratios (LDR) and funding surplus/(gap) by reporting segment.

	31 December 2014				31 December 2013
				Funding				Funding
	Loans (1)	Deposits (2)	LDR	surplus/(gap)	Loans (1)	Deposits (2)	LDR	surplus/(gap)
	£m	£m	%	£m	£m	£m	%	£m

UK PBB	127,244	148,658	86	21,414	124,828	144,841	86	20,013
Ulster Bank	22,008	20,561	107	(1,447)	26,068	21,651	120	(4,417)

PBB	149,252	169,219	88	19,967	150,896	166,492	91	15,596

Commercial Banking	85,053	86,830	98	1,777	83,454	90,883	92	7,429
Private Banking	16,523	36,105	46	19,582	16,644	37,173	45	20,529

CPB	101,576	122,935	83	21,359	100,098	128,056	78	27,958

CIB	72,751	59,402	122	(13,349)	68,148	64,734	105	(3,414)
Central items	613	1,583	39	970	289	1,081	27	792
CFG	59,606	60,550	98	944	50,279	55,118	91	4,839
RCR	11,003	1,182	nm	(9,821)	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	22,880	2,188	nm	(20,692)

	394,801	414,871	95	20,070	392,590	417,669	94	25,079

Of which: Personal	176,621	191,902	92	15,281	172,985	191,914	90	18,929

nm = not meaningful

Notes:

(1)	Excludes reverse repo agreements and net of impairment provisions.
(2)	Excludes repo agreements.

Customer deposits insured through deposit guarantee schemes totalled £160 billion (31 December 2013 - £161 billion) the more material of them being Financial Services Compensation Scheme £112 billion; US Federal Deposit Insurance Corporation £37 billion and Republic of Ireland’s Deposit Guarantee Scheme £7 billion.

Encumbrance

RBS’s encumbrance ratios are set out below.

Encumbrance ratios	31 December	31 December
	2014	2013
	%	%

Total	13	17
Excluding balances relating to derivatives transactions	14	19
Excluding balances relating to derivative and securities financing transactions	11	11

19

Appendix 1 Capital and risk management

Balance sheet encumbrance

	Encumbered assets relating to:						Encumbered	Unencumbered
	Debt securities in issue		Other secured liabilities			Total	assets as a	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	% of related	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	assets	portfolio	Other	realisable	encumbered	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	2.4	2.4	3	66.7	6.4	-	-	75.5
Loans and advances to banks	4.6	0.3	11.5	-	0.5	16.9	68	1.7	2.1	4.1	-	24.8
Loans and advances to customers
- UK residential mortgages	12.0	13.4	-	-	-	25.4	22	69.9	10.2	7.7	0.1	113.3
- Irish residential mortgages	8.6	-	-	-	-	8.6	62	0.9	4.3	-	0.1	13.9
- US residential mortgages	-	-	-	-	11.2	11.2	53	2.2	-	0.7	7.0	21.1
- UK credit cards	2.7	-	-	-	-	2.7	52	-	2.3	0.2	-	5.2
- UK personal loans	-	-	-	-	-	-	-	-	6.4	2.9	-	9.3
- other	6.0	-	21.9	-	1.3	29.2	13	8.0	17.2	110.3	67.3	232.0
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	64.7	64.7
Debt securities	-	-	5.9	25.4	5.7	37.0	36	24.0	39.7	1.2	-	101.9
Equity shares	-	-	0.3	2.6	-	2.9	47	-	2.2	0.2	0.9	6.2
Settlement balances	-	-	-	-	-	-	-	-	-	-	4.7	4.7
Derivatives	-	-	-	-	-	-	-	-	-	-	354.0	354.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	8.4	8.4
Property, plant and equipment	-	-	-	-	0.4	0.4	6	-	-	4.2	2.1	6.7
Deferred tax	-	-	-	-	-	-	-	-	-	-	1.5	1.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	7.6	7.6

	33.9	13.7	39.6	28.0	21.5	136.7		173.4	90.8	131.5	518.4	1,050.8
Securities retained								13.6

Total liquidity portfolio								187.0

Liabilities secured
Intra-Group - secondary liquidity	(13.1)	-	-	-	-	(13.1)
Intra-Group - other	(11.6)	-	-	-	-	(11.6)
Third-party (6)	(5.6)	(7.1)	(39.6)	(64.6)	(10.5)	(127.4)

	(30.3)	(7.1)	(39.6)	(64.6)	(10.5)	(152.1)

For the notes to this table refer to page 22.

20

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

	Encumbered assets relating to:						Encumbered	Unencumbered
	Debt securities in issue		Other secured liabilities			Total	assets as a	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	% of related	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances	assets (2)	assets	portfolio	Other	realisable	encumbered	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Securities retained								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (6)	(7.8)	(9.0)	(42.7)	(85.1)	(6.0)	(150.6)

	(45.3)	(9.0)	(42.7)	(85.1)	(6.0)	(188.1)

For the notes to this table refer to the following page.

21

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

Notes:

(1)	Includes cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation.
(2)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(3)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: including assets that have been enabled for use with central banks; and unencumbered debt securities.
(4)

Unencumbered other realisable assets are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)	Assets that cannot be encumbered include:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.
(d) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(6)

In accordance with market practice RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. Secured derivative liabilities reflect net positions that are collateralised by balance sheet assets.

22

Appendix 1 Capital and risk management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank’s credit risk framework, governance, policies and methodologies refer to the Risk and balance sheet management - Credit risk section - RBS’s 2013 Annual Report on Form 20-F.

Overview

●

Credit quality and impairment - RBS’s credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement.

●

UK personal lending - The growth in UK PBB gross mortgage lending was within credit risk appetite and against a backdrop of house price increases over most of the year. Due to the withdrawal of products with promotional rates in line with strategy, credit card exposure declined during the year. Refer to Key credit portfolios - residential mortgages.

●

Ulster Bank - Following the creation of RCR, exposure to personal customers now represents 68% of total Ulster Bank exposure. In the personal portfolio, Ulster Bank’s proactive offers of forbearance to help customers through financial difficulties saw significant uptake in the Republic of Ireland with an increasing trend towards customers opting for longer-term solutions (though mortgage recoveries stock remains high). The quality of the Ulster Bank wholesale portfolio improved following the transfer of CRE assets to RCR, with an associated material decrease in impairments. Refer to Segment performance - Ulster Bank.

●

CFG - 2014 was a year of growth in both the personal and wholesale CFG portfolios. This is in line with business strategy to expand personal mortgage lending and auto finance organically as well as through acquisition. The growth in wholesale exposures has been across a broad range of industry sectors and customer types, reflecting improving economic conditions in the US and specific focus on areas such as asset finance, CRE and franchise finance. Changes to strategy or the risk appetite framework are subject to review in accordance with CFG’s and RBS’s risk governance frameworks, so that risks are understood and accepted. Refer to Segment performance - Citizens Financial Group.

●

Oil prices - In the second half of 2014, oil prices reduced significantly, driven by growth in supply from non-OPEC producers, the return of supply from Libya, Iran and Iraq and reduced demand expectations from Europe and China. Exposures to this sector continue to be closely managed through the sector concentration framework as well as ongoing customer and subsector reviews, with stress testing highlighting specific sub sectors or customers particularly vulnerable to sustained low oil prices.  Risk appetite to the overall oil and gas sector was reduced during the year, and action continues to mitigate exposure where possible. For further information, Refer to the Key credit portfolios section.

●

Russia/Ukraine - Ongoing tensions in Russia and Ukraine as well as the imposition of sanctions, particularly in the oil and gas, defence, and financial sectors, have adversely affected the credit risk profile of customers who have exposure to or dealings with Russian or Ukrainian entities. Accordingly RBS reduced limits to customers affected by those developments, including tightening transactional controls to mitigate credit risk while ensuring sanctions compliance. For further information regarding  exposure to Russia, refer to the Country risk section.

23

Appendix 1 Capital and risk management

Financial assets

Exposure summary

The table below analyses financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate and other		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	75.5	-	75.5	-	-	-	-	-	-	75.5
Reverse repos	95.5	(30.8)	64.7	(5.0)	-	(59.7)	-	-	-	-
Lending	423.4	(3.8)	419.6	(40.2)	(1.6)	(4.1)	(149.5)	(57.7)	(5.8)	160.7
Debt securities	101.9	-	101.9	-	-	-	-	-	(0.2)	101.7
Equity shares	6.2	-	6.2	-	-	-	-	-	-	6.2
Derivatives	599.4	(245.4)	354.0	(295.3)	(33.3)	(7.0)	-	-	(14.3)	4.1
Settlement balances	6.7	(2.0)	4.7	-	-	-	-	-	-	4.7

Total	1,308.6	(282.0)	1,026.6	(340.5)	(34.9)	(70.8)	(149.5)	(57.7)	(20.3)	352.9
Short positions	(23.0)	-	(23.0)	-	-	-	-	-	-	(23.0)

Net of short positions	1,285.6	(282.0)	1,003.6	(340.5)	(34.9)	(70.8)	(149.5)	(57.7)	(20.3)	329.9

For the notes to this table refer to the following page.

Key points

●

Financial assets after credit mitigation and enhancement fell by £35 billion or 9% reflecting lower funded assets (£35 billion) as both CIB and RCR implemented strategic balance sheet reductions through wind-down and disposals.

●	The major components of net exposure are cash and balances at central banks, unsecured commercial, corporate and bank loans and debt securities.
●	Of the £102 billion of debt securities, £25 billion are asset-backed but underlying collateral is not reflected above as RBS only has access to cashflows from the collateral.

24

Appendix 1 Capital and risk management

Financial assets (continued)

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate and other		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Lending	423.6	(3.4)	420.2	(37.2)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	169.4
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Derivatives	553.7	(265.7)	288.0	(241.3)	(24.4)	(6.0)	-	-	(7.3)	9.0
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2

Total	1,307.8	(312.5)	995.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	387.5
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	359.5

Notes:

(1)

Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	The carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)

Balance sheet offset reflects the amounts by which RBS’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)

Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflects notional amounts less fair value and notional amounts respectively.

25

Appendix 1 Capital and risk management

Financial assets (continued)

Asset quality

The table below analyses financial assets, excluding debt securities, and contingent liabilities and commitments by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 34.

		Loans and advances
	Cash and	Banks (1)				Customers				Settlement
	balances		Derivative				Derivative			balances and
	at central	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Asset quality
band (2)
AQ1	73,871	2,479	3,765	5,463	11,707	27,007	12,526	33,913	73,446	1,610	65,632	53,246	6,364	285,876	24.7
AQ2	-	4,143	4,625	818	9,586	400	1,602	18,077	20,079	146	100,222	17,483	3,064	150,580	13.0
AQ3	1,433	2,538	1,348	3,047	6,933	8,664	4,335	29,093	42,092	460	123,882	29,768	5,946	210,514	18.1
AQ4	185	8,336	1,391	2,891	12,618	5,124	2,798	122,349	130,271	852	49,929	56,122	5,821	255,798	22.1
AQ5	-	2,076	225	572	2,873	1,902	520	72,994	75,416	438	10,872	35,622	2,505	127,726	11.0
AQ6	-	636	58	106	800	42	45	41,468	41,555	43	1,118	13,268	1,223	58,007	5.0
AQ7	-	500	90	292	882	848	34	26,203	27,085	26	1,146	6,991	930	37,060	3.2
AQ8	5	-	1	40	41	-	6	6,386	6,392	12	533	848	149	7,980	0.7
AQ9	-	-	6	32	38	-	9	4,727	4,736	-	173	404	245	5,596	0.5
AQ10	-	-	-	-	-	-	-	984	984	31	485	1,132	55	2,687	0.2
Past due	-	-	-	-	-	-	-	8,196	8,196	1,049	-	-	-	9,245	0.8
Impaired	-	-	-	42	42	-	-	26,536	26,536	-	-	-	-	26,578	2.3
Impairment provision	-	-	-	(40)	(40)	-	-	(18,000)	(18,000)	-	-	-	-	(18,040)	(1.6)

	75,494	20,708	11,509	13,263	45,480	43,987	21,875	372,926	438,788	4,667	353,992	214,884	26,302	1,159,607	100

For the notes to this table refer to the following page.

26

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

		Loans and advances
	Cash and	Banks (1)				Customers				Settlement
	balances		Derivative				Derivative			balances and
	at central	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Asset quality band (2)
AQ1	80,305	5,885	2,043	6,039	13,967	30,233	10,042	34,395	74,670	2,707	71,497	64,453	6,739	314,338	28.2
AQ2	1	4,744	4,930	672	10,346	996	1,899	17,695	20,590	192	69,949	28,717	2,940	132,735	11.9
AQ3	1,873	2,164	1,502	2,347	6,013	1,857	3,796	29,364	35,017	746	94,678	23,126	7,057	168,510	15.1
AQ4	479	9,864	1,451	7,031	18,346	10,642	1,894	99,258	111,794	470	39,157	40,984	4,430	215,660	19.3
AQ5	-	1,776	416	662	2,854	5,403	297	77,045	82,745	717	8,826	33,507	2,087	130,736	11.7
AQ6	-	1,823	1	157	1,981	82	38	39,324	39,444	59	1,487	14,138	1,426	58,535	5.3
AQ7	-	301	-	237	538	684	50	30,279	31,013	22	978	7,437	918	40,906	3.7
AQ8	3	-	-	48	48	-	10	8,482	8,492	58	132	1,183	119	10,035	0.9
AQ9	-	-	-	34	34	-	41	16,944	16,985	-	641	1,020	317	18,997	1.7
AQ10	-	-	-	-	-	-	-	730	730	-	695	1,274	137	2,836	0.3
Past due	-	-	-	-	-	-	-	9,068	9,068	620	-	-	-	9,688	0.9
Impaired	-	-	-	70	70	-	-	37,101	37,101	-	-	-	-	37,171	3.3
Impairment provision	-	-	-	(63)	(63)	-	-	(25,162)	(25,162)	-	-	-	-	(25,225)	(2.3)

	82,661	26,557	10,343	17,234	54,134	49,897	18,067	374,523	442,487	5,591	288,040	215,839	26,170	1,114,922	100

Notes:

(1)	Excludes items in the course of collection from other banks of £995 million (31 December 2013 - £1,454 million).
(2)

The following table details, for illustrative purposes only, the relationship between AQ bands, and external ratings published by S&P. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the PD ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Asset quality band	Probability of default range	Indicative S&P rating

AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	A- to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB-
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by RBS as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such issuers.

27

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

Key points

●	Improving economic climate and credit conditions and disposals strategy in RCR resulted in the proportion of investment-grade (AQ1-AQ4) increasing from 75% to 78%.

●	Derivatives increased by £66.0 billion, primarily in AQ 2 - AQ4 bands.

●

Reverse repos: AQ1 balances decreased by £6.6 billion reflecting reduced overall trading in line with balance sheet management strategies. Also, changes to the large corporate grading models resulted in migrations from higher to lower quality AQ bands this contributed to the £7.2 billion increase in   AQ3.

●

Asset quality of customer lending in AQ1-AQ3 remained stable with higher cash collateral against increased fair value of derivatives, partially offset by a reduction in traded loans in CIB Asset-Backed Products.

●

The increase of £23 billion in AQ 4 customer loans was primarily due to the recalibration of UK residential mortgage models following improvements in observed default rates and the implementation of the large corporate PD model.

●	Changes to the residential mortgage model and large corporate PD model also resulted in increase of £6.6 billion and £15.1 billion in AQ3 and AQ4 commitments.

●

Past due loans decreased by £0.9 billion including £0.5 billion in Ulster Bank reflecting increased work with customers in arrears and improving economic conditions. Past due loans comprise £1.6 billion (2013 - £2.2 billion) of accruing past due 90 days or more loans included within risk elements in lending and £6.5 billion (2013 - £6.8 billion) of loans that are past due less than 90 days. Of the total past due loans, £4.8 billion (2013 - £5.2 billion) relates to personal loans.

28

Appendix 1 Capital and risk management

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by segment.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions
					of gross	Provisions	as a % of	Impairment
					loans to	as a %	gross loans	charge/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
31 December 2014	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	641	129,848	3,778	2,604	2.9	69	2.0	268	728
Ulster Bank	1,381	24,719	4,775	2,711	19.3	57	11.0	(365)	131

PBB	2,022	154,567	8,553	5,315	5.5	62	3.4	(97)	859

Commercial Banking	486	86,008	2,506	955	2.9	38	1.1	77	436
Private Banking	972	16,599	226	76	1.4	34	0.5	(5)	37

CPB	1,458	102,607	2,732	1,031	2.7	38	1.0	72	473

CIB	16,910	72,957	197	206	0.3	105	0.3	(7)	-
Central items	2,178	619	7	6	1.1	86	1.0	(12)	55
CFG	1,728	60,142	1,330	536	2.2	40	0.9	194	300
RCR	516	21,909	15,400	10,946	70.3	71	50.0	(1,320)	3,591

	24,812	412,801	28,219	18,040	6.8	64	4.4	(1,170)	5,278

31 December 2013

UK PBB	760	127,781	4,663	2,957	3.6	63	2.3	497	967
Ulster Bank	591	31,446	8,466	5,378	26.9	64	17.1	1,774	277

PBB	1,351	159,227	13,129	8,335	8.2	63	5.2	2,271	1,244

Commercial Banking	701	85,071	4,276	1,617	5.0	38	1.9	652	587
Private Banking	1,531	16,764	277	120	1.7	43	0.7	29	15

CPB	2,232	101,835	4,553	1,737	4.5	38	1.7	681	602

CIB	20,550	69,080	1,661	976	2.4	59	1.4	598	360
Central items	2,670	341	1	66	0.3	nm	19.4	65	-
CFG	406	50,551	1,034	272	2.0	26	0.5	151	284
Non-Core	431	36,718	19,014	13,839	51.8	73	37.7	4,646	1,856

	27,640	417,752	39,392	25,225	9.4	64	6.0	8,412	4,346

The table below analyses segment loan impairment losses/(releases) by new provisions (gross) and releases and provision by components.

									Impairment provision at
	Impairment losses/(releases) for year ended 31 December 2014								31 December 2014
	Individual		Collective		Latent		Total
	Gross	Releases	Gross	Releases	Gross	Releases	Gross	Releases	Individual	Collective	Latent
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	13	-	330	(133)	77	(19)	420	(152)	14	2,319	271
Ulster Bank	8	(18)	221	(251)	103	(428)	332	(697)	42	2,355	314
PBB	21	(18)	551	(384)	180	(447)	752	(849)	56	4,674	585
Commercial Banking	224	(85)	124	(103)	3	(86)	351	(274)	493	366	96
Private Banking	8	(10)	-	-	1	(4)	9	(14)	69	-	7
CPB	232	(95)	124	(103)	4	(90)	360	(288)	562	366	103

CIB	88	(63)	-	-	1	(33)	89	(96)	110	-	96
Central items	11	(23)	-	-	-	-	11	(23)	1	-	5
CFG	36	-	142	-	16	-	194	-	83	157	296
RCR	761	(1,759)	220	(235)	-	(307)	981	(2,301)	10,565	150	231
Total	1,149	(1,958)	1,037	(722)	201	(877)	2,387	(3,557)	11,377	5,347	1,316

29

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points

●

Loans to banks decreased by £2.8 billion in the year to £24.8 billion. This reflected RWA-focused reductions in trade finance (£5.4 billion) being partially offset by derivative collateral increase, both in CIB,  as well as Ulster Bank’s increased cash deposits with Central Bank of Ireland ahead of new regulatory liquidity requirements.

●	Overall customer loans fell by £5.0 billion to £412.8 billion reflecting RCR disposal strategy being partly offset by increases in CFG and UK PBB.
●

There has been a significant increase in CFG lending across a broad range of industry sectors, including residential mortgages, auto loans and commercial loans, in line with business strategy and risk appetite.  Exchange rate movements also contributed to the increase.

●

UK PBB’s mortgage book grew strongly by £3.9 billion to £103.2 billion as advisor capacity increased (refer to Key credit portfolios for more details). This was partially offset by lower unsecured lending.

●	Property and construction lending fell by £11.4 billion, of which £9.3 billion related to commercial real estate lending. Refer to Key loan portfolios for more details.

●

REIL decreased by £11.2 billion to £28.2 billion, a 28% reduction in the year from £39.4 billion, across all segments except CFG. REIL as a proportion of gross loans improved to 6.8% from 9.4% in 2013 reflecting sales and repayments of £10.2 billion (£6.9 billion in RCR), write-offs of £5.3 billion (£3.6 billion in RCR), transfers to performing book of £1.5 billion, partially offset by new impaired loans of £7.1 billion (£3.0 billion in RCR). The execution of the RCR strategy, resulted in a number of disposals of REIL in the year.

●

Loan impairment provision coverage of REIL remained stable at 64% and now stands at £18.0 billion, a £7.2 billion reduction in the year. Provision coverage of gross loans has declined steadily during 2014 and is now 4.4% compared with 6.0% at the end of 2013. The reduction in provision reflected write-offs of £5.3 billion (£3.6 billion in RCR) and impairment releases of £3.6 billion (£2.3 billion in RCR) partially offset by new charges of £2.4 billion (£1.0 billion in RCR) and currency and other movements.

●

Disposal of assets by RCR, primarily in the second half of the year, at higher than anticipated sale prices together with favourable market conditions in Ireland and the UK resulted in impairment releases. Overall, there was a net loan impairment release of £1.2 billion includes £1.3 billion in RCR, for 2014.

●

Commercial real estate gross lending reduced by £9.3 billion to £43.3 billion; related REIL is almost half of total REIL and has a provision coverage of 68%. Of the total CRE REIL of £13.3 billion, £11.1 billion is in RCR.

Within the business segments:
●

RCR REIL decreased by £8.7 billion or 36% to £15.4 billion from £24.1 billion at 1 January 2014, primarily due to a mixture of asset disposals and write-offs. Provision coverage of REIL and REIL as a proportion of loans were both around 70%.

●

In Ulster Bank, REIL as a proportion of loans decreased to 19% from 27% in 2013 and provision coverage of REILs reduced to 57% from 64% in 2013 mainly reflecting asset transfers to RCR on 1 January 2014, improved market conditions and higher collateral values also contributed.

●

Commercial Banking REIL as a proportion of loans decreased to 2.9% from 5.0% in 2013, REIL decreased by 41% (£1.8 billion) to £2.5 billion, with £0.6 billion of the reduction due to the creation of RCR. REIL reductions in the year were mainly due to lower individual cases, albeit some increases were seen in the fourth quarter, and reductions in collectively assessed provisions due to improved credit conditions.

30

Appendix 1 Capital and risk management

Loans and related credit metrics: Risk elements in lending

Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2013	4,663	8,466	4,276	277	1,661	1	1,034	20,378	-	19,014	39,392
Non-Core dissolution
and RCR creation	137	(3,547)	(560)	-	(1,421)	-	289	(5,102)	24,116	(19,014)	-

At 1 January 2014	4,800	4,919	3,716	277	240	1	1,323	15,276	24,116	-	39,392
Currency translation
and other adjustments	-	(250)	-	(3)	1	6	75	(171)	(885)	-	(1,056)
Additions	1,353	555	1,716	58	100	-	335	4,117	2,951	-	7,068
Transfers (1)	(309)	-	31	(15)	4	-	-	(289)	29	-	(260)
Transfers to
performing book	(326)	(120)	(582)	(3)	(92)	-	-	(1,123)	(337)	-	(1,460)
Repayments
and disposals	(1,012)	(198)	(1,884)	(51)	(56)	-	(103)	(3,304)	(6,883)	-	(10,187)
Amounts written-off	(728)	(131)	(491)	(37)	-	-	(300)	(1,687)	(3,591)	-	(5,278)

At 31 December 2014	3,778	4,775	2,506	226	197	7	1,330	12,819	15,400	-	28,219

Note:

(1)	Represents transfers between REIL and potential problem loans.

The movement in loan impairment provisions by segment is shown in the table below.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2013	2,957	5,378	1,617	120	976	66	272	11,386	-	13,839	25,225
Non-Core dissolution
and RCR creation (1)	150	(1,985)	(306)	-	(766)	-	246	(2,661)	16,500	(13,839)	-

At 1 January 2014	3,107	3,393	1,311	120	210	66	518	8,725	16,500	-	25,225
Currency translation
and other adjustments	-	(172)	10	(1)	1	7	21	(134)	(555)	-	(689)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(6)	-	(6)
Amounts written-off	(728)	(131)	(436)	(37)	-	(55)	(300)	(1,687)	(3,591)	-	(5,278)
Recoveries of amounts
previously written-off	24	23	12	2	2	-	103	166	39	-	205
Charged to income
statement
- continuing operations	268	(365)	77	(5)	(7)	(12)	-	(44)	(1,320)	-	(1,364)
- discontinued operations	-	-	-	-	-	-	194	194	-	-	194
Unwind of discount	(67)	(37)	(19)	(3)	-	-	-	(126)	(121)	-	(247)

At 31 December 2014	2,604	2,711	955	76	206	6	536	7,094	10,946	-	18,040

Individually assessed
- banks	-	-	-	-	1	-	-	1	39	-	40
- customers	14	42	493	69	109	1	83	811	10,526	-	11,337
Collectively assessed	2,319	2,355	366	-	-	-	157	5,197	150	-	5,347
Latent	271	314	96	7	96	5	296	1,085	231	-	1,316

	2,604	2,711	955	76	206	6	536	7,094	10,946	-	18,040

Note:

(1)	Transfers in Non-core dissolution and RCR creation includes amounts in relation to latent.

31

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
31 December 2014					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	charge/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(release)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,079	1	1	-	100	-	(1)	-
Finance		39,611	364	234	0.9	64	0.6	(5)	23
Personal	- mortgages	150,572	5,634	1,521	3.7	27	1.0	36	236
	- unsecured	29,155	1,964	1,585	6.7	81	5.4	401	737
Property		51,546	13,021	8,918	25.3	68	17.3	(1,083)	2,625
Construction		5,657	971	612	17.2	63	10.8	76	202
of which: CRE		43,317	13,345	9,027	30.8	68	20.8	(1,067)	2,750
Manufacturing		22,035	461	322	2.1	70	1.5	(26)	188
Finance leases (1)		14,030	156	113	1.1	72	0.8	-	75
Retail, wholesale and repairs		18,498	956	645	5.2	67	3.5	106	160
Transport and storage		14,299	1,146	500	8.0	44	3.5	37	211
Health, education and leisure		15,932	734	366	4.6	50	2.3	9	349
Hotels and restaurants		7,969	1,094	574	13.7	52	7.2	(40)	109
Utilities		4,825	156	85	3.2	54	1.8	16	5
Other		29,593	1,519	1,208	5.1	80	4.1	(11)	349
Latent		-	-	1,316	-	-	-	(675)	n/a

		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Geographic regional analysis
UK
- residential mortgages		113,521	1,394	191	1.2	14	0.2	(23)	76
- personal lending		15,923	1,674	1,452	10.5	87	9.1	290	546
- property		37,547	6,026	3,676	16.0	61	9.8	(221)	1,917
- construction		4,098	676	361	16.5	53	8.8	(1)	175
- other		113,782	3,287	2,467	2.9	75	2.2	(146)	847

		284,871	13,057	8,147	4.6	62	2.9	(101)	3,561

Europe
- residential mortgages		15,629	3,268	1,178	20.9	36	7.5	(10)	10
- personal lending		1,051	76	66	7.2	87	6.3	9	66
- property		8,021	6,907	5,197	86.1	75	64.8	(862)	699
- construction		1,055	289	245	27.4	85	23.2	78	24
- other		19,104	2,860	2,361	15.0	83	12.4	(440)	561

		44,860	13,400	9,047	29.9	68	20.2	(1,225)	1,360

US
- residential mortgages		21,203	957	150	4.5	16	0.7	69	150
- personal lending		11,164	195	49	1.7	25	0.4	102	125
- property		5,332	64	19	1.2	30	0.4	2	7
- construction		413	1	1	0.2	100	0.2	-	1
- other		31,338	200	342	0.6	171	1.1	1	39

		69,450	1,417	561	2.0	40	0.8	174	322

RoW
- residential mortgages		219	15	2	6.8	13	0.9	-	-
- personal lending		1,017	19	18	1.9	95	1.8	-	-
- property		646	24	26	3.7	108	4.0	(2)	2
- construction		91	5	5	5.5	100	5.5	(1)	2
- other		11,647	240	194	2.1	81	1.7	(5)	22

		13,620	303	245	2.2	81	1.8	(8)	26

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Banks		24,812	42	40	0.2	95	0.2	(10)	9

32

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	charge/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(release)	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	of which: CRE	52,578	20,129	13,209	38.3	66	25.1	5,212	1,749
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (1)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

Geographic regional analysis
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537

		287,022	19,374	10,944	6.8	56	3.8	3,602	2,507

	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465

		55,583	18,076	13,108	32.5	73	23.6	4,429	1,176

	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131

		61,102	1,475	850	2.4	58	1.4	354	541

	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		14,045	397	260	2.8	65	1.9	42	82

	Customers	417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

Note:

(1)	Includes instalment credit.

33

Appendix 1 Capital and risk management

Debt securities

The table below analyses debt securities by issuer, IFRS measurement classifications and external rating. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch. US central and local government includes US federal agencies. Financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value	-	-	111	2	4	-	117	-
Available-for-sale (AFS)	4,747	11,011	11,058	3,404	14,585	161	44,966	18,884
Loans and receivables	-	-	-	185	2,774	137	3,096	2,734
Held-to-maturity (HTM)	4,537	-	-	-	-	-	4,537	-

Long positions	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

AAA	-	6	15,533	1,319	6,086	77	23,021	4,763
AA to AA+	15,502	18,714	9,879	283	12,215	117	56,710	16,955
A to AA-	-	-	4,958	2,670	2,534	340	10,502	688
BBB- to A-	-	-	4,822	277	1,184	772	7,055	853
Non-investment grade	-	-	331	61	1,247	603	2,242	1,060
Unrated	-	-	97	480	1,469	366	2,412	858

	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Of which US agencies	-	6,222	-	-	10,860	-	17,082	16,053

Short positions (HFT)	(4,167)	(6,413)	(10,276)	(557)	(674)	(731)	(22,818)	-

Available-for-sale
Gross unrealised gains	451	210	541	8	361	6	1,577	389
Gross unrealised losses	(1)	(117)	(3)	(1)	(158)	(2)	(282)	(257)

31 December 2013

Held-for-trading	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

AAA	-	18	13,106	1,434	8,155	162	22,875	6,796
AA to AA+	13,210	23,812	7,847	446	16,825	138	62,278	21,054
A to AA-	-	-	4,200	1,657	1,521	290	7,668	1,470
BBB- to A-	-	-	7,572	3,761	2,627	854	14,814	4,941
Non-investment grade	-	-	494	341	2,444	427	3,706	2,571
Unrated	-	2	6	230	1,647	397	2,282	1,454

	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

34

Appendix 1 Capital and risk management

Debt securities (continued)

Key points

●

HFT: Holdings of US government and ABS (primarily in the US) decreased reflecting sales and continued focus on balance sheet reduction and capital management in CIB. The increase in other government bonds reflected higher activity and timing of auctions.  There was an increase in German, French and Austrian government bonds, partially offset by reductions in Italian, Spanish and Japanese bonds. The decrease in short positions reflects positions settled due to increased prices resulting from low yields due to economic volatility in the Eurozone.

●

AFS: Treasury took advantage of improved market conditions to reduce legacy banks and other financial institutions positions; consequently RBS no longer has any mortgage-backed covered bonds (31 December 2013 - £4.6 billion).

●

Gross unrealised losses on AFS debt securities have declined significantly from £1.8 billion in 2012 and £0.9 billion in 2013 to £282 million at the end of 2014. £257 million out of the £282 million was due to asset-backed securities, of which only £128 million related to those that had been in a loss position for more than a year primarily reflecting risk reduction in RCR compared with £0.6 billion and £1.8 billion in 2013 and 2012.

35

Appendix 1 Capital and risk management

Derivatives

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	31 December 2014			31 December 2013
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	27,331	269,912	259,971	35,589	218,041	208,698
Exchange rate	4,675	78,707	83,781	4,555	61,923	65,749
Credit	125	2,254	2,615	253	5,306	5,388
Equity and commodity	78	3,119	3,582	81	2,770	5,692

		353,992	349,949		288,040	285,527
Counterparty mark-to-market netting		(295,315)	(295,315)		(241,265)	(241,265)
Cash collateral		(33,272)	(30,203)		(24,423)	(25,302)
Securities collateral		(7,013)	(14,437)		(5,990)	(8,257)

Net exposure		18,392	9,994		16,362	10,703

Net exposure by sector
Banks		1,875	1,534		1,524	1,574
Other financial institutions		4,035	3,721		4,619	4,484
Corporate		11,186	4,382		9,351	4,217
Government		1,296	357		868	428

		18,392	9,994		16,362	10,703

Net exposure by region of counterparty
UK		9,037	3,233		8,937	3,681
Europe		5,628	3,521		4,497	3,717
US		1,544	1,280		1,441	1,806
RoW		2,183	1,960		1,487	1,499

		18,392	9,994		16,362	10,703

Notes:

(1)

Includes exchange traded contracts of £2,436 billion (31 December 2013 - £2,298 billion) principally interest rate. Trades are generally closed out daily hence carrying values were insignificant; assets £8 million (31 December 2013 - £69 million); liabilities £119 million (31 December 2013 - £299 million).

(2)

Interest rate notional includes £18,452 billion (31 December 2013 - £22,563 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

36

Appendix 1 Capital and risk management

Derivatives

Key points

●

Interest rate contracts: notional balances were £8.3 trillion lower due to increased participation in trade compression cycles in 2014. The fair value increased due to significant downward shifts in major yields following further rate cuts by the European Central Bank, European instability including Germany as well as concerns over falling oil prices. This was partially offset by the impact of strengthening of sterling against the euro and participation in tear ups.

●

Credit derivatives: notional and fair value decreased reflecting participation in trade compression cycles and reduction in the US Agency business within CIB. Tightening of credit spreads in Europe and long dated spreads in the US also contributed to decrease in fair values.

●	Uncollateralised derivatives predominantly comprise:
○

Corporates: RBS trades under master netting arrangements, but corporate business models generally are not compatible with collateral management due to the liquidity impact. Corporates enter into derivatives to hedge their underlying interest rate and foreign exchange risk exposures

○

Banks: transactions with certain counterparties with whom RBS has netting arrangements  but collateral is not posted or not posted on a frequent basis; certain transactions with specific terms that may not fall within  netting and collateral arrangements; derivative positions in certain jurisdictions for example China which are either uncollateralised or the collateral agreements are not deemed to be legally enforceable.

○

Other financial institutions: transactions with securitisation entities and funds where collateral posting may be directional i.e. agreements where only one party is obliged to post collateral to the other but this is not reciprocal. These collateral arrangements are usually contingent on the party’s credit rating.

	○	Government: sovereigns and supranational entities with one way collateral agreements in their favour.

37

Appendix 1 Capital and risk management

Key loan portfolios

Commercial real estate

The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.

	31 December 2014			31 December 2013
	Investment	Development	Total	Investment	Development	Total
By segment	£m	£m	£m	£m	£m	£m

UK PBB	3,757	501	4,258	3,931	510	4,441
Ulster Bank	952	336	1,288	3,419	718	4,137

Personal & Business Banking	4,709	837	5,546	7,350	1,228	8,578

Commercial Banking	15,145	2,775	17,920	16,616	2,957	19,573
Private Banking	1,051	244	1,295	n/a	n/a	n/a

Commercial & Private Banking	16,196	3,019	19,215	16,616	2,957	19,573

Corporate & Institutional Banking	721	255	976	898	183	1,081
Citizens Financial Group	5,017	-	5,017	4,018	-	4,018
RCR	6,169	6,394	12,563	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	11,624	7,704	19,328

	32,812	10,505	43,317	40,506	12,072	52,578

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

31 December 2014
UK (excluding NI (2))	17,327	4,757	22,084	600	3,446	4,046	26,130
Ireland (ROI and NI (2))	2,864	740	3,604	1,499	4,469	5,968	9,572
Western Europe (other)	1,222	53	1,275	189	24	213	1,488
US	4,063	1,358	5,421	-	59	59	5,480
RoW (2)	406	22	428	34	185	219	647

	25,882	6,930	32,812	2,322	8,183	10,505	43,317

31 December 2013

UK (excluding NI (2))	20,861	5,008	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,211	7,295	40,506	2,649	9,423	12,072	52,578

For the notes to these tables refer to the following page.

38

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

		Ireland	Western
	UK	(ROI and	Europe
	(excl NI (2))	NI (2))	(other)	US	RoW (2)	Total
By sub-sector (1)	£m	£m	£m	£m	£m	£m

31 December 2014
Residential	8,203	5,209	78	1,417	206	15,113
Office	3,297	504	609	81	137	4,628
Retail	4,909	809	173	157	91	6,139
Industrial	2,588	367	32	2	29	3,018
Mixed/other	7,133	2,683	596	3,823	184	14,419

	26,130	9,572	1,488	5,480	647	43,317

31 December 2013

Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

Notes:

(1)

Data at 31 December 2014 includes CRE lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 2013 data. At 31 December 2013 CRE lending in Private Banking totalled £1.4 billion.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

●

The overall gross lending exposure to CRE fell by £9.3 billion (18%) to £43.3 billion. Most of the decrease occurred in RCR exposure originated by Ulster Bank, CPB and CIB and was due to repayments, asset sales and write-offs.

●

The RCR portfolio of £12.6 billion represented 29% of the RBS CRE portfolio. Geographically, 67% of the RCR portfolio was held in Ireland, 22% in the UK, 10% in Western Europe and 1% in the US and the rest of world.

●	The increase in US exposure was predominantly driven by improved economic conditions, which contributed to increased business volumes in CFG, in line with risk appetite and business strategy.

●

The average LTV for the performing book improved from 65% to 57% over the past year. The LTV for the performing portfolio in the UK was 56%. The reductions in the higher LTV bands occurred mainly in the RCR book originated by Ulster Bank and CIB, reflecting reductions through repayments, asset sales and write-offs.

●

Interest on performing investment property secured loans was covered 1.6x and 2.9x within  RCR and RBS excluding RCR, respectively. Performing loans include general corporate loans, typically unsecured, to CRE companies (including real estate investments trusts), and major UK house builders, in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall. Non-performing loans are subject to standard provisioning policies.

39

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

	RCR			Rest of RBS			Total
LTV ratio by value		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2014
<= 50%	300	45	345	9,833	220	10,053	10,133	265	10,398
> 50% and <= 70%	602	173	775	8,750	301	9,051	9,352	474	9,826
> 70% and <= 90%	220	554	774	2,285	409	2,694	2,505	963	3,468
> 90% and <= 100%	41	116	157	343	134	477	384	250	634
> 100% and <= 110%	56	211	267	168	148	316	224	359	583
> 110% and <= 130%	49	438	487	326	201	527	375	639	1,014
> 130% and <= 150%	6	404	410	135	128	263	141	532	673
> 150%	65	4,160	4,225	305	495	800	370	4,655	5,025

Total with LTVs	1,339	6,101	7,440	22,145	2,036	24,181	23,484	8,137	31,621
Minimal security (1)	-	3,168	3,168	33	38	71	33	3,206	3,239
Other	34	1,921	1,955	5,956	546	6,502	5,990	2,467	8,457

Total	1,373	11,190	12,563	28,134	2,620	30,754	29,507	13,810	43,317

Total portfolio
average LTV (2)	75%	338%	291%	56%	133%	62%	57%	287%	116%

Non-Core				Rest of RBS			Total
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

<= 50%	419	142	561	7,589	143	7,732	8,008	285	8,293
> 50% and <= 70%	867	299	1,166	9,366	338	9,704	10,233	637	10,870
> 70% and <= 90%	1,349	956	2,305	2,632	405	3,037	3,981	1,361	5,342
> 90% and <= 100%	155	227	382	796	295	1,091	951	522	1,473
> 100% and <= 110%	168	512	680	643	327	970	811	839	1,650
> 110% and <= 130%	127	1,195	1,322	444	505	949	571	1,700	2,271
> 130% and <= 150%	13	703	716	356	896	1,252	369	1,599	1,968
> 150%	69	7,503	7,572	400	1,864	2,264	469	9,367	9,836

Total with LTVs	3,167	11,537	14,704	22,226	4,773	26,999	25,393	16,310	41,703
Minimal security (1)	51	3,069	3,120	9	88	97	60	3,157	3,217
Other	108	1,396	1,504	5,266	888	6,154	5,374	2,284	7,658

Total	3,326	16,002	19,328	27,501	5,749	33,250	30,827	21,751	52,578

Total portfolio
average LTV (2)	75%	292%	245%	64%	187%	85%	65%	261%	142%

Notes:

(1)

Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)	Weighted average by exposure.

Credit quality metrics relating to commercial real estate lending were as follows:

	Total		RCR	Non-Core
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Lending (gross)	£43,317m	£52,578m	£12,563m	£19,328m
Of which REIL	£13,345m	£20,129m	£11,112m	£14,305m
Provisions	£9,027m	£13,209m	£8,067m	£10,639m
REIL as a % of gross loans to customers	30.8%	38.3%	88.5%	74.0%
Provisions as a % of REIL	68%	66%	73%	74%

Notes:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.
(2)

Data at 31 December 2014 includes CRE lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 2013 data. At 31 December 2013 CRE lending in Private Banking totalled £1.4 billion.

40

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Oil and gas

RBS has £10.7 billion of credit risk assets (CRA) (comprising lending, net derivatives and contingent obligations) in the oil and gas sector. Including committed but undrawn facilities, the exposure to the sector is £24.1 billion.

The price of crude oil is subject to global demand and supply factors and therefore determined globally. It has fallen by more than 50% since June 2014. This steep decline has been driven by excess supply fears resulting from a combination of factors. These include the growth in US shale production and OPEC maintaining current production levels, as well as weaker demand in Europe and slower growth in China.

The price of natural gas is determined regionally. US natural gas prices have been relatively stable compared with the recent price of crude oil. The price of natural gas is not highly correlated to oil prices.

Exposures to this sector continue to be closely managed through the sector concentration framework and through ongoing customer and sub-sector reviews including stress testing. Risk appetite to the overall oil and gas sector was reduced during 2014. Further action is ongoing to mitigate exposure where possible.

The table below provides a breakdown of oil and gas sector exposure on both a CRA basis and total exposure (including committed but undrawn exposure and contingent obligations) basis by business segment.

	31 December 2014				31 December 2013
	CRA		Total		CRA		Total
	£m	%	£m	%	£m	%	£	%

Commercial Banking	671	6	1,035	4	772	8	1,203	5
Corporate and Institutional Banking	8,297	78	20,278	84	8,264	82	20,924	88
Citizens Financial Group	1,251	12	2,134	9	819	8	1,284	5
Others	101	1	243	1	144	1	276	1
RCR	352	3	457	2	145	1	147	1

	10,672	100	24,147	100	10,144	100	23,834	100

Of which: Lending exposure	7,744	73	17,695	73	6,996	69	16,693	70

During 2014, CFG’s exposure to this sector increased, partly due to the transfer of £0.4 billion (total exposure) of oil and gas exposures from CIB.

The committed lending exposure included legal commitments to syndicated bank facilities, with tenors up to five years. These committed facilities are for general corporate purposes including funding of operating needs and capital expenditures. These facilities are available as long as counterparties remain compliant with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers.

RBS had no high-yield bond underwriting positions as at 31 December 2014; it had a simple sub investment grade loan underwriting of $86 million in the Americas which, subsequent to the year end, had been syndicated.

At the year end, RBS’s exposure to commodities financing was £1.0 billion, predominantly in relation to oil (£0.7 billion), metals (£0.2 billion) and coal (£0.1 billion).

41

Appendix 1 Capital and risk management

Key loan portfolios: Oil and gas (continued)

CIB oil and gas

Sub-sector and geography

The tables below provide a breakdown of CIB’s oil and gas sector exposure which represents 84% of RBS’s exposure to this sector (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS’s sector concentration framework.

		Western
		Europe	North	Asia	Latin
	UK	(excl. UK)	America	America	Pacific	CEEMA(1)	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	833	1,101	4,822	263	115	848	7,982
Oilfield service providers	153	675	1,007	742	-	535	3,112
Other wholesale and trading activities	295	794	683	907	-	122	2,801
Refineries	1	177	2,700	591	141	67	3,677
Pipelines	96	48	2,359	49	33	121	2,706

	1,378	2,795	11,571	2,552	289	1,693	20,278

Including committed undrawn exposures

Of which: exploration and production (E&P)	145	3	3,118	115	150	37	3,568

31 December 2013

Producers (incl. integrated oil companies)	748	1,065	5,333	459	5	748	8,358
Oilfield service providers	180	835	1,078	507	61	323	2,984
Other wholesale and trading activities	297	915	553	893	-	147	2,805
Refineries	1	135	2,203	993	131	231	3,694
Pipelines	188	95	2,563	41	-	196	3,083

1,414	3,045	11,730	2,893	197		1,645	20,924

Note:

(1)	Includes exposures to Central and Eastern Europe as well as the Middle East and Africa.

The sub-sector within which a customer operates is a primary consideration for assessing the credit risk of a customer. Current areas of focus are towards customers involved in exploration and production principally in producers (E&P) and oilfield service providers (OFS). E&P customers represent approximately 18% of CIB’s exposure to the oil and gas sector and OFS customers represent 15%.

E&P is most immediately exposed to the oil price decline and E&P companies are the primary customers for the service providers and are experiencing an adverse impact on their financial performance from a reduced level of contracts and lower contract rates as well as pressure to re-price existing services.

The other principal components of RBS’s exposure to producers are Integrated Oil Companies (IOC) and National Oil Companies (NOC). IOC and NOC are less vulnerable to the oil price decline due to scale, diversification and in the case of NOC, explicit support from governments.

42

Appendix 1 Capital and risk management

Key loan portfolios: CIB oil and gas (continued)

Asset quality

The table below provides a breakdown of the asset quality of CIB’s oil and gas sector portfolios.

Asset quality - AQ band	31 December 2014
	£m	%

AQ1	3,948	20
AQ2	1,999	10
AQ3	3,455	17
AQ4	7,521	37
AQ5	2,035	10
AQ6	1,025	5
AQ7	293	1
Other	2	-

	20,278	100

At the year end, 83% of the portfolio exposure was investment grade (AQ1-AQ4).

The impact of continuing low oil prices on the credit quality of the portfolio is subject to ongoing review, including stress testing. RBS is in regular contact with customers to understand the impacts on them of a sustained low oil price. This activity is backed up by a suite of early warning indicators used to identify customers who may be experiencing financial difficulty.

At the year end, the proportion of RBS’s total oil and gas portfolio, excluding RCR, designated as Watchlist Red (performing customers who show signs of declining creditworthiness and so require active management) was 0.4%, of which 0.02% was managed by Restructuring.

Shipping

RBS’s exposure to the shipping sector, significantly all within RCR and CIB, declined 9% during the year, from £11.4 billion to £10.4 billion, as a result of scheduled loan repayments, secondary sales (RCR) and prepayments.

Of the total exposure to the shipping sector, £7.9 billion (31 December 2013 - £8.6 billion) related to asset backed ocean-going vessels. £5.7 billion of the asset-backed ocean-going vessel exposures were in CIB.

The main concentration risks were the bulk sector which represented 38% of the portfolio; tankers at 29% and containers at 17%. The remaining exposures comprised gas, including liquid petroleum gas (10%) and others (6%).

Conditions remained generally subdued during 2014. There has been a recent upturn in rates for tankers due to the fall in oil prices but difficulties remained for containers due to over supply. The majority of RBS’s exposure is extended against security in vessels of recent build (average age across the portfolio of 6.4 years including RCR) with less than 3% of the CIB book being above 15 years of age. 87% of the portfolio was below 10 years.

A key protection for RBS is the minimum security covenant. The overall loan-to-value (LTV) on the portfolio was 77%. The LTV for the RCR portfolio was 92% and for the remaining portfolio 73%. In the CIB portfolio, approximately 20% of the portfolio had LTVs above 100%.

43

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Personal portfolios

This section summaries personal portfolios by type, segment and related credit metrics.

Overview of personal portfolios split by product type and segment

	31 December 2014					31 December 2013
		Ulster	Private				Ulster	Private
	UK PBB	Bank	Banking	CFG	Total	UK PBB	Bank	Banking	CFG	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages (1)	103,235	17,506	8,889	21,122	150,752	99,338	19,034	8,701	19,584	146,657
of which: interest only	24,287	1,263	6,357	9,929	41,836	25,439	2,069	5,968	9,272	42,748
of which: buy-to-let	11,602	2,091	1,388	147	15,228	9,073	2,242	1,024	241	12,580
of which: forbearance	4,873	3,880	100	409	9,262	5,446	2,782	127	373	8,728

Other lending (2)	12,335	591	5,186	10,924	29,036	13,760	740	5,353	8,302	28,155
of which: credit cards	4,951	192	124	952	6,219	5,766	212	129	945	7,052
of which: loans	5,020	322	4,298	1,933	11,573	5,357	421	4,656	1,712	12,146
of which: overdrafts	2,364	77	365	91	2,897	2,637	107	355	100	3,199
of which: auto loans	-	-	-	7,947	7,947	-	-	-	5,545	5,545

Total	115,570	18,097	14,075	32,046	179,788	113,098	19,774	14,054	27,886	174,812

AQ10%	3.3%	20.3%	1.0%	1.4%	4.5%	3.9%	18.3%	0.7%	1.5%	4.9%

Notes:

(1)	It is possible for a mortgage loan to appear in more than one category.
(2)	There are other less material categories of personal lending not listed.

Overview of impairments and REIL
	31 December 2014				31 December 2013
		Ulster	Private			Ulster	Private
	UK PBB	Bank	Banking	CFG	UK PBB	Bank	Banking	CFG

Loan impairment charge as a
% of gross customer loans
and advances
Mortgages	-	(1.0%)	0.1%	0.2%	-	1.2%	-	0.5%
Other lending	2.0%	2.9%	(0.1%)	0.8%	1.8%	2.2%	0.6%	1.0%

Loan impairment provisions (£m)
Mortgages	217	1,413	27	146	259	1,726	33	123
Other lending	1,515	104	35	49	1,671	187	50	33

Risk elements in lending (£m)
Mortgages	1,218	3,362	95	949	1,702	3,235	116	761
Other lending	1,520	110	80	195	1,863	193	80	148

The most significant personal portfolio - residential mortgages is detailed below.

44

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Residential mortgages

Total gross mortgage lending of £150.6 billion (31 December 2013 - £148.5 billion) represented 36% of gross customer lending of £412.8 billion (31 December 2013 - £417.8 billion). The table below shows LTVs for RBS’s major residential mortgage portfolio totalling £150.8 billion (31 December 2013 - £146.7 billion) split between performing (AQ1-AQ9) and non-performing (AQ10) and also interest only (IOL), with the average LTV calculated on a weighted value basis. Loan balances are shown at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK PBB				Ulster Bank				Private Banking				CFG (1)
LTV ratio by value				of which:				of which:				of which:				of which:
	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2014
<= 50%	34,889	430	35,319	7,802	2,529	188	2,717	100	3,493	14	3,507	2,727	4,498	77	4,575	1,792
> 50% and <= 70%	38,355	783	39,138	9,935	2,316	203	2,519	118	3,667	14	3,681	2,711	6,601	105	6,706	3,436
> 70% and <= 90%	23,660	705	24,365	4,978	2,856	276	3,132	184	1,379	24	1,403	679	6,350	141	6,491	3,372
> 90% and <= 100%	2,837	187	3,024	1,071	1,406	174	1,580	101	64	9	73	44	1,256	48	1,304	624
> 100% and <= 110%	609	73	682	413	1,404	203	1,607	127	33	5	38	35	672	24	696	311
> 110% and <= 130%	143	29	172	104	2,382	512	2,894	295	15	9	24	22	516	17	533	191
> 130% and <= 150%	27	2	29	4	1,554	547	2,101	218	12	1	13	12	119	4	123	32
> 150%	-	-	-	-	481	475	956	120	22	3	25	22	64	3	67	14

Total with LTVs	100,520	2,209	102,729	24,307	14,928	2,578	17,506	1,263	8,685	79	8,764	6,252	20,076	419	20,495	9,772
Other (2)	486	20	506	(20)	-	-	-	-	124	1	125	105	624	3	627	157

Total	101,006	2,229	103,235	24,287	14,928	2,578	17,506	1,263	8,809	80	8,889	6,357	20,700	422	21,122	9,929

Total portfolio average LTV (3)	57%	67%	57%		88%	115%	92%		51%	80%	51%		67%	73%	67%

Average LTV on new
originations during the year (3)			71%				75%				48%				68%

For the notes to this table refer to the following page.

45

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

	UK PBB				Ulster Bank				Private Banking				CFG (1)
LTV ratio by value				Of which:				Of which:				Of which:				Of which:
	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	5,977	2,025	170	2,195	113	3,400	16	3,416	2,561	4,669	98	4,767	2,146
> 50% and <= 70%	34,699	591	35,290	9,280	1,837	195	2,032	118	3,397	20	3,417	2,332	5,529	89	5,618	2,929
> 70% and <= 90%	28,920	854	29,774	6,909	2,326	288	2,614	206	1,337	44	1,381	660	5,553	110	5,663	3,019
> 90% and <= 100%	4,057	315	4,372	1,846	1,214	162	1,376	122	87	7	94	65	1,309	39	1,348	525
> 100% and <= 110%	1,790	182	1,972	1,039	1,302	182	1,484	129	87	15	102	96	752	22	774	223
> 110% and <= 130%	552	100	652	382	2,509	461	2,970	332	27	6	33	30	637	17	654	144
> 130% and <= 150%	37	5	42	6	2,202	549	2,751	425	4	4	8	7	183	5	188	32
> 150%	-	-	-	-	2,385	1,227	3,612	624	24	6	30	26	102	4	106	20

Total with LTVs	96,447	2,360	98,807	25,439	15,800	3,234	19,034	2,069	8,363	118	8,481	5,777	18,734	384	19,118	9,038
Other (2)	511	20	531	-	-	-	-	-	215	5	220	191	463	3	466	234

Total	96,958	2,380	99,338	25,439	15,800	3,234	19,034	2,069	8,578	123	8,701	5,968	19,197	387	19,584	9,272

Total portfolio average LTV (3)	62%	75%	62%		103%	130%	108%		51%	77%	51%		67%	69%	67%

Average LTV on new originations
during the year (3)			67%				73%				52%				68%

Notes:

(1)	Includes residential mortgages and home equity loans and lines.
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

46

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Key points

UK PBB

●

The UK personal mortgage portfolio increased by 4% to £103.2 billion, of which £91.6 billion (31 December 2013 - £90.3 billion) was owner-occupied and £11.6 billion (31 December 2013 - £9.0 billion) buy-to-let.

●

Based on the Halifax Price Index at September 2014, the portfolio average indexed LTV by volume was 50.4% (31 December 2013 - 54.1%) and 57.3% by weighted value of debt outstanding (31 December 2013 - 62.0%). The ratio of total outstanding balances to total indexed property valuations was 41.5% (31 December 2013 - 45.1%).

●

Fixed interest rate products of varying time durations accounted for approximately 56%, with 3% a combination of fixed and variable rates and the remainder variable rate. Approximately 19% of owner-occupied mortgages were on interest only terms with a bullet repayment and 7% were on a combination of interest only and capital and interest.

●

During 2014 buy-to-let balances increased by £2.6 billion (28.2%) in support of UK PBB’s growth strategy with new business subject to rental cover and loan-to-value risk appetite requirements.  Approximately 63% of buy-to-let mortgages were on interest only lending terms with a bullet repayment, 34% repayable by regular capital and interest repayments and the remaining 3% a combination of interest only and capital and interest. Buy-to-let lending includes lending to customers who were originally owner occupiers who subsequently, with the agreement of RBS, let out the property to a third party, this represents 26.5% of buy-to-let mortgages.

●	The portfolio average indexed LTV improved from 62.0% to 57.3%. Within owner-occupied, the average LTV by weighted value improved from 61.6% to 57.0% and within buy-to-let from 66.0% to 59.6%.
●

Gross new mortgage lending of £19.7 billion (31 December 2013 - £14.4 billion) had an average LTV by weighted average of 70.5%, which was higher than 2013 (66.6%), reflecting growth in the market and RBS’s strong support for the Help To Buy scheme. Within this: owner-occupier lending was £16.6 billion (31 December 2013 - £13.2 billion) and had an average LTV by weighted average of 71.7% (31 December 2013 - 66.9%). Buy-to-let lending was £3.1 billion (31 December 2013 - £1.3 billion) with an average LTV by weighted value of 63.9% (31 December 2013 - 63.0%).

●

All new mortgage business is subject to a comprehensive assessment which includes: i) an affordability test; ii) credit scoring; iii) a maximum loan-to-value of 90% (75% on buy-to-let), with the exception of government-backed schemes, for example Help To Buy and New Buy, where lending of up to 95% is provided: and iv) a range of policy rules that restrict the availability of credit to riskier borrowers.

●

The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls after property sale), fell from 1.3% to 1.0%. The number of repossessions was also lower (1,129 compared with 1,532 in 2013). The arrears rate for buy-to-let mortgages was 0.6% (31 December 2013 - 0.9%).

●

There was an overall release of impairment provision of £26 million. This compares to a charge of £31 million in 2013 and reflects improvements in underlying asset quality, including house price increases.

Ulster Bank

●

Of Ulster Bank’s portfolio of £17.5 billion, 86% was in the Republic of Ireland and 14% in Northern Ireland. At constant exchange rates, the portfolio decreased 2.4% during the year as a result of amortisation.

●	The assets included £2.1 billion (12%) of residential buy-to-let loans.

47

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Ulster Bank (continued)

●	The interest rate product mix was approximately 64% on tracker rate products, 23% on variable rate products and 13% on fixed rate.

●	Interest only represented 7% of the total portfolio.

●	Ulster Bank stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012.

●

The average individual LTV on new originations was 75% in 2014, (2013 - 73%); the volume of new business increased from £438 million in 2013 to £618 million in 2014. The maximum LTV available to Ulster Bank customers was 90%.

●

Based on updated house price indices as at October 2014, the portfolio average indexed LTV improved from 108% to 92% during 2014, reflecting positive house price index trends over the last 12 months. In particular, the Republic of Ireland house price index increased by 16% during 2014, with the Irish market being led by the Dublin area, where the index increased by 22% during the year. The Republic of Ireland house price index is 38% below its peak, which was in September 2007.

●	The average LTV of new business for owner occupier mortgages was 75%, compared to 69% for buy-to-let.

●	Indexed loan to value, excluding 2014 new business, was 93% as at 31 December 2014.

●	Repossessions increased to 497 in 2014 from 262 in 2013.

●

Ulster Bank provisioning methodology used a point-in-time provision rate based on the latest available house price index prepared by the Central Statistics Office. This is used to create an indexed valuation at property level, which also takes into account costs of realisation and a discount for forced sales, and is one of the primary factors used in the determination of the likely size of the loss upon crystallisation. Loss likelihood rates are also determined and (amongst other considerations) assess whether an active forbearance arrangement is in place. The provision rate is then a combination of these measures and is updated as required depending on the movement of the drivers applied as part of the methodology.

●	REIL increased from £3.2 billion to £3.4 billion primarily reflecting higher forbearance arrangements. Provision coverage was lower at 41% (2013 - 53%) reflecting an increase in collateral values.

CFG

●

The mortgage portfolio consisted of £7.8 billion of residential mortgages (1% in second lien position) and £13.3 billion of home equity loans and lines of credit (HELOC) - first and second liens. Home equity consisted of 45% in first lien position. A Serviced By Others (SBO) portfolio, which is predominantly (95%) second lien, is included in the home equity book.

●

CFG continued to focus on its ‘footprint states’ of New England, Mid-Atlantic and Mid-West regions. At 31 December 2014, the portfolio consisted of £17.1 billion (82% of the total portfolio) within footprint.

●	The SBO portfolio, which was closed to new purchases in the third quarter of 2007, decreased from £1.4 billion to £1.3 billion.

●	The overall mortgage portfolio credit characteristics are stable with a weighted average LTV of 67% at 31 December 2014. The weighted average LTV of the portfolio, excluding SBO, was 65%.

48

Appendix 1 Capital and risk management

Market risk

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to the Risk and balance sheet management - Market risk section in RBS’s 2013 Annual Report on Form 20-F. There were no material changes to market risk methodologies or models during the year ended 31 December 2013.

Overview

RBS’s traded market risk profile decreased significantly, with market risk limits being reduced across all businesses, in some instances by 50-60%. These reductions resulted from:

●	The creation of RCR and consequent accelerated wind-down of capital-intensive and potentially volatile exposures; and
●	In relation to CIB:

	○	the continuing run-down of non-strategic products and exposures in the run-off and recovery business set up towards the end of 2013; and
	○	the decision to exit the US asset backed product (ABP) trading business.

Risk measurement improvements continued. Credit and funding valuation adjustments were included in the internal measure of RBS’s value-at-risk.  Previously, only associated hedges were included. The change in scope reflects a more comprehensive economic view of the risk.

RBS continued to manage its non-traded market risk exposures within risk limits throughout the year. Although the restructure of customer facing businesses in 2014 did not affect underlying non-traded market risk exposures, the planned divestment of CFG is expected to reduce structural interest rate and foreign exchange risk exposures.

Longer-term interest rates remained at historically low levels during 2014. RBS maintained its structural hedge of invested equity and rate-insensitive customer deposit portfolios. The aim of the hedge is to stabilise interest earnings. During the year, the duration profile of the hedge did not change materially but action was taken to match the hedge’s currency profile more closely to underlying balance sheet exposures.

49

Appendix 1 Capital and risk management

Trading portfolios

Value-at-risk

The tables below analyse the internal value-at-risk (VaR) for trading portfolios segregated by type of market risk exposure, and between CIB and RCR or Non-Core.

	Year ended
	31 December 2014				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	17.4	16.9	39.8	10.8	37.2	44.1	78.2	19.1
Credit spread	23.1	14.2	42.8	13.4	60.0	37.3	86.8	33.3
Currency	4.7	5.5	9.7	1.0	8.6	6.5	20.6	3.6
Equity	3.0	3.7	6.5	1.2	5.8	4.1	12.8	3.2
Commodity	0.6	0.4	2.5	0.3	0.9	0.5	3.7	0.3
Diversification (1)		(18.2)				(23.7)

Total	27.8	22.5	58.2	17.1	79.3	68.8	118.8	42.1

CIB	26.3	21.3	48.8	15.5	64.2	52.4	104.6	35.6
RCR	4.5	3.0	16.2	2.6	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	19.3	15.2	24.9	14.9

Note:

(1)

The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

●	The total traded VaR decreased significantly in 2014 compared with 2013, on both a period end and average basis, for the following two key reasons:
○

the inclusion of credit valuation adjustment (CVA) and funding valuation adjustment (FVA) trades in internal VaR measure in February 2014 which primarily affected Q1 2014. Prior to this change, VaR was higher as only the associated hedges, which had a risk-additive impact on overall trading book exposures, were captured in the internal risk management framework.

○

the decision to exit the US ABP trading business and the unwinding of equity positions in Run-off & Recovery within CIB in line with the exit strategy which largely affected the last three quarters of the year.

●	The declines in interest rate and credit spread VaR were also affected by specific factors:
	○	Interest rate VaR declined in Q1 2014 due to reduced risk appetite for flow market-making in the Rates business in CIB.
	○	Credit spread VaR declined in H2 2014, because the volatile credit spread series rolled out of the 500-day window for VaR.
●

Total VaR was notably volatile in the second half of the year, largely as a result of heightened geopolitical risks given the Ukraine/Russia crisis and Middle East tensions and developments in the Eurozone periphery.

●

The decrease in the average and period end RCR VaR reflects the inclusion of CVA and FVA trades in the calculation of internal VaR and the accelerated wind-down of capital-intensive and potentially volatile exposures.

50

Appendix 1 Capital and risk management

Trading portfolios (continued)

Capital charges

The total market risk minimum capital requirement calculated in accordance with CRR was £1,917 million at 31 December 2014 and represents 8% of the corresponding RWA amount, £24 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,458 million, which in turn comprises several modelled charges; and (ii) the standardised PRR of £459 million, which also has several components.

The contributors to the Pillar 1 model-based PRR are presented in the table below. Following the implementation of the CRR on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges, namely VaR, stressed VaR and the incremental risk charge. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

					Basel 2.5
					31 December
	CRR				2013
	Average	Maximum	Minimum	Period end	Period end
Year ended 31 December 2014	£m	£m	£m	£m	£m

Value-at-risk	323	527	232	329	576
Stressed VaR (SVaR)	681	856	511	511	841
Incremental risk charge (IRC)	402	530	299	299	443
All price risk	2	6	-	-	8
Risk not in VaR (RNIV)	412	472	319	319	218

				1,458	2,086

Key points

●	Overall, the Pillar 1 model-based PRR declined by 30% during 2014, driven by reductions in the VaR and SVaR charges and the IRC, offset somewhat by an increase in the RNIV charge

●

The decrease in the VaR and SVaR charges was primarily driven by the removal of the CVA eligible hedges (as noted above) in Q1 and ongoing risk reduction in Q2 and Q3 relating to the asset backed product portfolio as part of the risk reduction strategy.

●	The IRC declined by 33%, notably in Q4 reflecting a reduced exposure to the Eurozone periphery and continued risk reduction in the US ABP portfolio.

●

Given the reduction in the size of the correlation trading portfolio, RBS ceased using an internal model for all price risk during Q2. With the PRA’s approval, all remaining open risk is now capitalised under standardised rules.

●

The RNIV charge increased by 46% year on year. This was primarily due to the removal of the materiality threshold in Q1 and hence all RNIVs are now subject to capital requirements, following  agreement with the PRA. This initial increase was partially offset by risk reductions across the portfolio in H2.

	31 December	31 December
	2014	2013
Capital requirements relating to RNIV	£m	£m

Risks not in VaR	57	30
Risks not in SVaR	79	39
Stressed RNIV	183	149

	319	218

51

Appendix 1 Capital and risk management

Non-trading portfolios

Non-trading VaR

The average VaR for RBS’s non-trading book, predominantly comprising available-for-sale portfolios, was £4.6 million during 2014 compared with £9.2 million during 2013. This was largely driven by a decline in the credit spread VaR in Q1, which partly reflected a decision to switch some of the securities held as collateral from floating-rate notes issued by financial institutions to government bonds during March, as part of RWA reduction. A further driver of the decline, which largely affected the last three quarters of the year, was the decision to reduce the US ABP business in line with the exit strategy. The period end VaR decreased from £5.0 million at 31 December 2013 to £3.8 million at 31 December 2014 for the reasons explained above.

Structured credit portfolio

The structured credit portfolio is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.4 billion and £0.3 billion respectively (31 December 2013 - £0.7 billion and £0.5 billion), reflecting the sale of underlying assets, primarily consumer ABS, RMBS and CLOs/CDOs, in line with RCR strategy.

Non-traded interest rate risk

Non-traded interest rate risk affects earnings arising from banking activities. This excludes positions in financial instruments which are classified as held-for-trading. The methodology relating to interest rate risk is detailed in RBS’s 2013 Annual Report on Form 20-F.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS’s retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2014	50	23	79	23
31 December 2013	45	51	57	30

			31 December	31 December
			2014	2013
			£m	£m

Euro			2	4
Sterling			12	19
US dollar			27	44
Other			3	2

52

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Key points

●

The decline in VaR between the end of 2013 and the end of 2014 reflects RBS policy to reduce economic exposure to changes in interest rates. This notably related to US dollar and sterling interest rate exposures.

●

The reduction in exposure was achieved in the second half of the year through both hedging and the utilisation of naturally arising balance sheet offsets, such as the increase in net free reserves following the IPO of CFG. This resulted in period end VaR decreasing significantly more than the average for the year.

●	These movements remained well within the Group’s approved market risk appetite.

Sensitivity of net interest income

Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

						Of which CFG
	Euro	Sterling	US dollar	Other	Total	US Dollars
31 December 2014	£m	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	(28)	347	214	(17)	516	154
– 100 basis point shift in yield curves	(34)	(298)	(87)	(12)	(431)	(85)
Bear steepener					406	105
Bull flattener					(116)	(58)

31 December 2013

+ 100 basis point shift in yield curves	59	416	175	31	681	183
– 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)	(76)
Bear steepener					403	122
Bull flattener					(273)	(88)

Key points

●	Interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on net interest income.

●

The decreased sensitivity to parallel shifts in the yield curve over a 12 month horizon is due to increased exposure to fixed rate assets and changes in assumptions regarding the impact on customer pricing.

53

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Structural hedging

Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

RBS targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme, which is primarily managed by Treasury to achieve the desired profile. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements. The structural hedging programme is RBS-wide, capturing the position in the UK banking businesses and regulated subsidiaries in other jurisdictions.

Product hedging

Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based  on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by RBS Treasury. These relate to the main UK banking businesses except Private Banking. The figure shown represents the incremental contribution of the hedge relative to short-term wholesale cash rates.

Net interest income	31 December	31 December
	2014	2013
	£m	£m

UK Personal & Business Banking	393	387
Commercial Banking	180	121
Corporate & Institutional Banking	75	77

Total product hedges	648	585

Key points

●

The incremental impact of product hedges on net interest income remained positive in 2014, increasing from £585 million to £648 million. Throughout the year, short term wholesale cash rates remained at or close to historical low levels. The notional size of the hedge increased from £48 billion to £64 billion. The scope of the hedging programme was extended to cover not only customer current accounts but also customer savings deposits. The incremental yield on the portfolio above 3-month LIBOR fell from 1.2% to 1.0%, largely as a result of the one-off effect of establishing the new hedge. At end-December 2014, the equivalent incremental yield available in the market was 0.8% compared with 1.5% at the end of 2013.

●	Across RBS, banking book exposure to medium-term fixed rates fell during 2014. The increased exposure established by the product hedge was offset by reducing exposure in Treasury.

54

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Equity hedging

Equity structural hedges are used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.8 billion to these businesses in 2014 (31 December 2013 - £0.8 billion), which is an incremental benefit relative to short-term wholesale cash rates. The size of the hedge increased from £39 billion in 2013 to £41 billion in 2014. The fall in yield mainly results from reinvestment of maturing hedges at lower rates.

Foreign exchange risk

The table below shows structural foreign currency exposures.

					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI	excluding NCI	hedges	hedges	hedges (2)	exposures
31 December 2014	£m	£m	£m	£m	£m	£m	£m

US dollar	11,402	(2,321)	9,081	(3,683)	5,398	(4,034)	1,364
Euro	6,076	(39)	6,037	(192)	5,845	(2,081)	3,764
Other non-sterling	4,178	(456)	3,722	(2,930)	792	-	792

	21,656	(2,816)	18,840	(6,805)	12,035	(6,115)	5,920

31 December 2013

US dollar	16,176	-	16,176	(1,581)	14,595	(3,808)	10,787
Euro	6,606	(9)	6,597	(190)	6,407	(2,226)	4,181
Other non-sterling	4,233	(372)	3,861	(3,185)	676	-	676

	27,015	(381)	26,634	(4,956)	21,678	(6,034)	15,644

Notes:

(1)	NCI represents the structural foreign exchange exposure not attributable to owners equity, which consisted mainly of CFG in US dollar in 2014 (31 December 2013: mainly RFS MI in other non-sterling).
(2)	Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

●

Structural foreign currency exposure at 31 December 2014 was £12.0 billion and £5.9 billion before and after economic hedges, respectively, £9.6 billion and £9.7 billion lower than at 31 December 2013, of which £7.5 billion related to CFG. Movements in structural foreign currency exposure result from changes in the net assets of overseas operations, non-controlling interests and net investment hedges.

●	Net assets of overseas operations declined by £5.4 billion, largely due to write-downs relating to CFG and US deferred tax assets.

●	Non-controlling interests increased by £2.4 billion, as a result of the partial disposal of CFG during the year.

●	Net investment hedges increased by £1.8 billion, primarily due to an increase in US dollar hedging to manage the disposal of CFG.

●	Economic hedges, which mainly consist of equity capital securities in issue, remained broadly unchanged.

●

Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.6 billion in equity (2013 - £1.1 billion), while a 5% weakening would result in a loss of £0.6 billion in equity (2013 - £1 billion).

55

Appendix 1 Capital and risk management

Country risk

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. Refer to RBS’s 2013 Annual Report on Form 20-F: Credit risk for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Overview

The comments below relate to changes in country exposures in 2014 unless indicated otherwise.

●

Net balance sheet and off-balance sheet exposure to most countries declined across most products. RBS maintained a cautious stance and many clients continued to reduce debt levels. The euro depreciated against sterling by 6.5% while the US dollar appreciated by 5.9%.

●

Total eurozone net balance sheet exposure decreased by £4.9 billion or 5% to £97.6 billion.  Reductions in eurozone periphery countries and in net lending in other countries were partly offset by increases in debt securities in Germany and France. The main reductions were in lending to corporate clients (mostly in Ireland, Germany, Spain and France) and to the Irish personal sector; in cash deposits held with central banks in Germany and the Netherlands; in available-for-sale (AFS) debt securities issued by Spanish and Dutch financial institutions; and in net held-for-trading (HFT) government bond positions in Italy and Spain. Net HFT debt securities in Germany, France, the Netherlands, Belgium and a few other countries increased, driven by trading activity and auctions. Notional bought and sold CDS decreased significantly, primarily as a result of novations. On balance, net bought CDS protection on eurozone exposures increased by £1.3 billion; this largely related to hedging of the credit valuation adjustment on uncollateralised or under-collateralised positions, the fair value of which increased, driven by much lower interest rates and a stronger US dollar. Net lending exposure in RCR fell to £4.1 billion for the eurozone as a whole, including £2.0 billion in Ireland, £0.8 billion in Spain and £0.6 billion in Germany, with CRE accounting for broadly half of the total.

●	Eurozone periphery net balance sheet exposure decreased by £10.4 billion to £31.4 billion.
○

Ireland - net balance sheet exposure fell by £3.7 billion or 14% to £22.6 billion, with exposure to corporates and households decreasing by £3.3 billion and £1.2 billion respectively, reflecting sales, repayments and write-offs (partly offset by impairment write-backs) plus currency movements. Provisions fell by £2.2 billion to £8.5 billion, reflecting improved collateral values. Cash deposits with the Central Bank of Ireland increased by £0.5 billion as part of Ulster Bank’s preparations for the new CRR liquidity coverage ratio requirements which come into effect in 2015.

○

Italy - exposure fell by £0.9 billion to £4.2 billion, largely reflecting fluctuations in net HFT. Most AFS government bonds were sold, and lending and derivatives exposure to non-bank financial institutions fell by £0.5 billion. Net derivatives exposure to banks increased by £1.2 billion, driven by the acquisition of a (fully cash-collateralised) exposure from another bank.

○

Spain - exposure decreased by £5.8 billion to £3.3 billion, largely due to sales of €4.8 billion (mostly covered bonds) from the RBS N.V. liquidity portfolio, under favourable market conditions. These sales also reduced concentrations in Spanish banks and CRE. Net HFT debt exposure and lending to the construction, telecom and other sectors also fell.

	○	Portugal - exposure was stable at £0.8 billion. HFT debt securities increased as trading returned but remained small.

56

Appendix 1 Capital and risk management

Overview and key developments (continued)

○

Greece - exposure was essentially unchanged at £0.4 billion. This comprised mostly collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies. Net of collateral held under credit support annex and reflecting the effect of credit agency cover and parental guarantees, total committed exposure was approximately £120 million net of provisions, mostly in RCR. Contingency planning, including any potential operational and system changes, has been refreshed to ensure readiness for any downside scenario.

	○	Funding mismatches - material estimated funding mismatches at risk of redenomination at 31 December 2014 were:
- Ireland £4.0 billion (down from £6.5 billion due to reduced lending).
- Spain £0.5 billion (down from £6.5 billion, largely due to the reduction in AFS securities).
- Italy £1.5 billion (up from £0.5 billion due to higher derivatives exposure, lower euro deposits and as the central bank funding line was no longer used).
- Portugal £0.5 billion (slightly up due to higher debt trading).

The net positions for Greece and Cyprus were minimal. With the possible exception of Greece, risks of eurozone break-up (redenomination events) have materially receded since 2011-2012, owing to major improvements in liquidity conditions, driven by the availability of substantial new tools for the European Central Bank, the establishment of the European Stability Mechanism and member countries’ progress on reducing imbalances.

●

Germany - net balance sheet exposure rose by £2.9 billion to £26.6 billion, as a result of increases in net HFT exposure, AFS debt securities and derivatives exposure to non-bank financial institutions. This was partially offset by decreases in corporate lending (particularly in CRE) and to securitisation vehicles, and in cash deposits with the Bundesbank. Off-balance exposure decreased by £1.1 billion, mostly in the insurance and corporate sectors. Government bond holdings were £14.1 billion (AFS - £6.7 billion; HFT long positions - £7.4 billion) at the end of the year.

●

France - net balance sheet exposure rose by £2.2 billion to £16.1 billion, mainly reflecting debt trading fluctuations and increased derivatives exposure to banks and SFT. Lending to the public, CRE and telecommunications sectors decreased. RBS had £6.8 billion government bond holdings at 31 December 2014 (AFS - £1.1 billion; HFT long positions - £5.7 billion). Off-balance exposure fell by £1.2 billion to £8.6 billion, particularly in the corporate and government sectors.

●

Netherlands - net balance sheet exposure fell by £1.2 billion to £14.7 billion, as a result of reductions in AFS debt securities in the RBS N.V. liquidity portfolio and in cash deposits held with the central bank, as RBS N.V.'s liquidity needs decreased in line with balance sheet reductions. Net HFT exposure rose by £1.7 billion through normal market fluctuations while derivatives exposure increased by £1.1 billion to £6.8 billion, largely driven by business with a few major banks.

●	Belgium - net balance sheet exposure increased by £0.8 billion to £3.6 billion, mostly in HFT government bonds and derivatives exposure to banks.

●	Other eurozone - net HFT government bonds increased by £0.6 billion to £0.9 billion, reflecting increased long positions.

57

Appendix 1 Capital and risk management

Overview and key developments (continued)

●

Japan - HFT government bond exposure increased by £3.2 billion to £3.0 billion, driven by market fluctuations. This rise was partly offset by reductions in central bank deposits, in corporate and bank lending, and in derivatives and SFT exposure to financial institutions. In 2015, RBS will be closing its onshore trading business and withdrawing from Japanese government primary bonds dealership activity.

●

China - lending to banks and off-balance sheet exposure decreased by £1.9 billion and £1.2 billion respectively to £0.7 billion and £0.5 billion, mostly in trade finance, driven by more stringent capital requirements and an effort by RBS to improve average returns in a highly competitive environment. Given concerns about economic risks, RBS undertook stress testing across both financial institutions and corporate portfolios and started setting early warning indicators and action plans.

●

India - net balance sheet exposure fell by £1.7 billion to £2.0 billion, with reductions in corporate lending, particularly in the oil and gas and mining & metals sectors, and in lending to banks, largely trade finance. The reductions in part reflected increasing capital requirements and sales of low-yielding assets.

●

Russia - net balance sheet exposure was £1.8 billion and included £0.9 billion corporate lending and £0.7 billion bank lending, around half of which was fully hedged. Internal ratings were reviewed, additional credit restrictions placed on new business, and limits adjusted downwards. Exposures were reviewed against all international sanctions.

●	South Korea - net lending to banks and corporate clients decreased by £0.4 billion, reflecting a greater focus on capital efficiency. Net balance sheet exposure was £1.3 billion.

●	Turkey - net balance sheet exposure fell by £0.4 billion to £1.2 billion, mainly reflecting lower lending to corporates.

●

Shipping - exposures relating to ocean-going vessels are not included in the country risk disclosures as they cannot be meaningfully assigned to specific countries. RBS’s shipping portfolio of £10.4 billion (refer to the Credit risk section for more details) is predominantly US dollar-denominated and under English law, and is not expected to be affected by specific country events.

58

Appendix 1 Capital and risk management

Summary of country exposures

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional less	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	fair value	Derivatives	SFT
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	239	587	726	839	5,653	14,593	22,637	21,176	56	413	991	1	2,922	25,559	(48)	2,330	1,464
Italy	112	15	2,519	368	1,187	25	4,226	1,095	169	5	2,957	-	2,031	6,257	(625)	9,192	823
Spain	251	-	583	164	2,184	88	3,270	2,024	47	364	835	-	1,923	5,193	(312)	3,913	422
Portugal	111	-	246	97	322	8	784	282	20	152	330	-	222	1,006	(155)	390	613
Greece	8	-	258	1	92	17	376	63	-	8	305	-	23	399	(8)	416	-
Cyprus	-	-	-	-	113	14	127	108	-	-	19	-	16	143	-	19	-

Eurozone
periphery	721	602	4,332	1,469	9,551	14,745	31,420	24,748	292	942	5,437	1	7,137	38,557	(1,148)	16,260	3,322
																-	-
Germany	12,301	2,681	3,940	5,496	2,083	86	26,587	4,601	7,121	5,653	8,317	895	6,090	32,677	(1,749)	39,275	8,704
France	5,203	3	7,089	1,924	1,774	81	16,074	2,931	1,951	4,034	6,392	766	8,586	24,660	(2,406)	41,132	17,598
Netherlands	72	926	5,557	5,981	2,130	29	14,695	3,582	1,690	2,509	6,830	84	9,323	24,018	(815)	20,986	3,573
Belgium	803	3	2,330	93	396	21	3,646	579	274	375	2,334	84	858	4,504	(219)	3,374	932
Luxembourg	(1)	19	556	645	781	5	2,005	968	329	70	461	177	1,475	3,480	(53)	701	2,628
Other	1,689	19	762	132	533	16	3,151	612	456	930	1,148	5	1,047	4,198	(562)	4,818	302

Total
eurozone	20,788	4,253	24,566	15,740	17,248	14,983	97,578	38,021	12,113	14,513	30,919	2,012	34,516	132,094	(6,952)	126,546	37,059

Japan	3,257	1,007	1,927	514	325	33	7,063	1,633	3	3,043	2,358	26	844	7,907	(25)	10,129	10,005
China	329	130	1,011	363	1,674	41	3,548	2,886	243	62	243	114	531	4,079	(4)	244	4,770
India	526	85	133	156	1,053	36	1,989	1,336	415	132	106	-	639	2,628	(47)	180	-
Russia	39	14	711	101	915	50	1,830	1,673	39	-	118	-	167	1,997	(166)	202	-
South Korea	319	6	507	108	397	3	1,340	639	203	167	331	-	450	1,790	106	600	29
Turkey	90	71	217	103	716	19	1,216	1,160	44	5	7	-	130	1,346	(36)	40	1,209

These tables show RBS exposure at 31 December 2014 and 31 December 2013 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are now shown net of loan impairment provisions and prior period data have been revised and presented on the same basis. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2014, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Refer to RBS’s 2013 Annual Report on Form 20-F for definitions, including securities financing transactions (SFT).

59

Appendix 1 Capital and risk management

Summary of country exposures (continued)

	Net Balance sheet exposure							Analysis of net balance sheet exposures					Off-
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	CDS notional	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	less fair value	Derivatives	SFT
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	188	116	688	561	8,973	15,821	26,347	24,893	233	248	900	73	2,711	29,058	(166)	2,476	2,329
Italy	1,676	22	1,329	891	1,171	26	5,115	1,582	519	1,240	1,774	-	1,962	7,077	(734)	7,183	527
Spain	858	-	3,439	1,405	3,093	293	9,088	3,084	4,162	853	989	-	1,981	11,069	(444)	4,128	2,126
Portugal	35	-	310	114	312	6	777	290	93	43	351	-	280	1,057	(163)	418	614
Greece	-	1	228	1	105	14	349	89	-	-	260	-	38	387	(12)	455	-
Cyprus	2	-	1	-	144	10	157	139	-	2	16	-	18	175	-	16	-

Eurozone
periphery	2,759	139	5,995	2,972	13,798	16,170	41,833	30,077	5,007	2,386	4,290	73	6,990	48,823	(1,519)	14,676	5,596

Germany	7,215	3,588	5,044	4,265	3,520	90	23,722	8,013	5,168	2,524	7,416	601	7,189	30,911	(1,340)	35,529	1,128
France	2,806	-	6,714	1,832	2,427	79	13,858	4,197	1,692	1,678	5,660	631	9,807	23,665	(1,747)	30,644	7,536
Netherlands	1,509	1,713	4,604	5,786	2,303	21	15,936	4,652	4,661	819	5,697	107	9,763	25,699	(356)	15,388	835
Belgium	106	-	1,995	267	431	2	2,801	713	443	(480)	2,123	2	1,170	3,971	(123)	2,966	594
Luxembourg	(1)	11	524	659	386	4	1,583	741	75	98	581	88	1,043	2,626	(58)	1,373	253
Other	1,075	22	654	160	783	18	2,712	879	510	331	918	74	1,202	3,914	(476)	3,554	622

Total
eurozone	15,469	5,473	25,530	15,941	23,648	16,384	102,445	49,272	17,556	7,356	26,685	1,576	37,164	139,609	(5,619)	104,130	16,564

Japan	(129)	1,600	2,240	830	687	34	5,262	2,795	72	(172)	2,365	202	352	5,614	4	9,057	16,445
China	345	200	2,794	244	1,518	33	5,134	4,584	166	13	370	1	1,689	6,823	(14)	372	830
India	536	70	949	91	2,050	36	3,732	2,909	571	160	92	-	813	4,545	(21)	190	45
Russia	152	37	754	6	949	53	1,951	1,781	149	2	19	-	364	2,315	(65)	33	27
South Korea	238	4	755	133	576	2	1,708	1,125	179	154	250	-	681	2,389	176	541	50
Turkey	173	59	169	126	1,064	24	1,615	1,404	50	67	94	-	324	1,939	(32)	119	998

60

Appendix 2

Balance sheet pre and post disposal groups

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

Appendix 2 Balance sheet pre and post disposal groups

In accordance with IFRS 5, assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Capital and risk management Appendix.

	31 December 2014			31 December 2013
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	74,872	622	75,494	82,659	2	82,661
Net loans and advances to banks	23,027	1,745	24,772	27,555	22	27,577
Reverse repurchase agreements and stock borrowing	20,708	-	20,708	26,516	41	26,557
Loans and advances to banks	43,735	1,745	45,480	54,071	63	54,134
Net loans and advances to customers	334,251	60,550	394,801	390,825	1,765	392,590
Reverse repurchase agreements and stock borrowing	43,987	-	43,987	49,897	-	49,897
Loans and advances to customers	378,238	60,550	438,788	440,722	1,765	442,487
Debt securities	86,649	15,293	101,942	113,599	24	113,623
Equity shares	5,635	572	6,207	8,811	-	8,811
Settlement balances	4,667	-	4,667	5,591	-	5,591
Derivatives	353,590	402	353,992	288,039	1	288,040
Intangible assets	7,781	583	8,364	12,368	30	12,398
Property, plant and equipment	6,167	503	6,670	7,909	32	7,941
Deferred tax	1,540	-	1,540	3,478	1	3,479
Prepayments, accrued income and other assets	5,878	1,741	7,619	7,614	936	8,550
Assets of disposal groups	82,011	(82,011)	-	3,017	(2,854)	163

Total assets	1,050,763	-	1,050,763	1,027,878	-	1,027,878

Liabilities
Bank deposits	35,806	5,128	40,934	35,329	-	35,329
Repurchase agreements and stock lending	24,859	1,666	26,525	28,650	-	28,650
Deposits by banks	60,665	6,794	67,459	63,979	-	63,979
Customer deposits	354,288	60,583	414,871	414,396	3,273	417,669
Repurchase agreements and stock lending	37,351	706	38,057	56,484	-	56,484
Customer accounts	391,639	61,289	452,928	470,880	3,273	474,153
Debt securities in issue	50,280	1,625	51,905	67,819	-	67,819
Settlement balances	4,503	-	4,503	5,313	-	5,313
Short positions	23,029	-	23,029	28,022	-	28,022
Derivatives	349,805	144	349,949	285,526	1	285,527
Accruals, deferred income and other liabilities	13,346	683	14,029	16,017	101	16,118
Retirement benefit liabilities	2,579	197	2,776	3,210	1	3,211
Deferred tax	500	362	862	507	-	507
Subordinated liabilities	22,905	226	23,131	24,012	-	24,012
Liabilities of disposal groups	71,320	(71,320)	-	3,378	(3,376)	2

Total liabilities	990,571	-	990,571	968,663	-	968,663

For the notes to this table refer to the following page.

1

Appendix 2 Balance sheet pre and post disposal groups

	31 December 2014			31 December 2013
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	351,711	61,090	412,801	415,978	1,774	417,752
Customer loan impairment provisions	(17,460)	(540)	(18,000)	(25,153)	(9)	(25,162)
Net loans and advances to customers (4)	334,251	60,550	394,801	390,825	1,765	392,590

Gross loans and advances to banks	23,067	1,745	24,812	27,618	22	27,640
Bank loan impairment provisions	(40)	-	(40)	(63)	-	(63)
Net loans and advances to banks (4)	23,027	1,745	24,772	27,555	22	27,577

Total loan impairment provisions	17,500	540	18,040	(25,216)	(9)	(25,225)

Customer REIL	26,842	1,335	28,177	39,322	-	39,322
Bank REIL	42	-	42	70	-	70
REIL	26,884	1,335	28,219	39,392	-	39,392

Gross unrealised gains on debt securities	1,316	261	1,566	1,541	-	1,541
Gross unrealised losses on debt securities	(145)	(137)	(282)	(887)	-	(887)

Notes:

(1)	Primarily Citizens.
(2)	Primarily investment in associate (Direct Line Group) and Illinois branches of RBS Citizens.
(3)	Primarily Direct Line Group.
(4)	Excludes reverse repos.

2

Appendix 3

Comparative period

segment performance

I Appendix 3 Comparative period segment performance

	Year ended 31 December 2013*
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	Total	Other*	CFG (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,490	619	5,109	1,962	658	2,620	684	783	1,892	(96)	10,992	(11)	(1,964)	9,017
Non-interest income	1,323	240	1,563	1,195	419	1,614	4,324	126	1,073	(250)	8,450	326	(1,056)	7,720

Total income	5,813	859	6,672	3,157	1,077	4,234	5,008	909	2,965	(346)	19,442	315	(3,020)	16,737

Direct expenses
- staff costs	(928)	(239)	(1,167)	(513)	(317)	(830)	(979)	(2,625)	(1,091)	(190)	(6,882)	(281)	1,077	(6,086)
- other costs **	(524)	(63)	(587)	(269)	(84)	(353)	(688)	(4,312)	(986)	(202)	(7,128)	(5,277)	1,025	(11,380)
Indirect expenses	(1,954)	(263)	(2,217)	(891)	(475)	(1,366)	(2,900)	6,807	(111)	(213)	-	-	-	-
Restructuring costs
- direct	(118)	(27)	(145)	(18)	(18)	(36)	(76)	(367)	(16)	(16)	(656)	656	-	-
- indirect	(109)	(12)	(121)	(37)	(9)	(46)	(126)	299	-	(6)	-	-	-	-
Litigation and conduct costs	(860)	(90)	(950)	(247)	(206)	(453)	(2,441)	-	-	-	(3,844)	3,844	-	-

Operating expenses	(4,493)	(694)	(5,187)	(1,975)	(1,109)	(3,084)	(7,210)	(198)	(2,204)	(627)	(18,510)	(1,058)	2,102	(17,466)

Profit/(loss) before impairment losses	1,320	165	1,485	1,182	(32)	1,150	(2,202)	711	761	(973)	932	(743)	(918)	(729)
Impairment (losses)/releases	(501)	(1,774)	(2,275)	(652)	(29)	(681)	(680)	(64)	(156)	(4,576)	(8,432)	-	312	(8,120)

Operating profit/(loss)	819	(1,609)	(790)	530	(61)	469	(2,882)	647	605	(5,549)	(7,500)	(743)	(606)	(8,849)

Additional information
Impairments pertaining to the creation of RCR	(2)	(892)	(894)	(123)	-	(123)	(355)	-	-	(3,118)	(4,490)	-	-	(4,490)
Return on equity (3)	9.8%	(33.2%)	(5.7%)	4.9%	(3.1%)	3.7%	(12.9%)	nm	5.7%	nm	(18.7%)	-	-	(18.7%)
Cost:income ratio	77%	81%	78%	63%	103%	73%	144%	nm	74%	nm	95%	-	-	104%
Funded assets (£bn)	132.2	28.0	160.2	87.9	21.0	108.9	268.6	102.8	71.3	28.0	739.8	-	-	739.8
Total assets (£bn)	132.2	28.2	160.4	87.9	21.2	109.1	551.2	104.3	71.7	31.2	1,027.9	-	-	1,027.9
Risk-weighted assets (£bn)	51.2	30.7	81.9	65.8	12.0	77.8	120.4	20.1	56.1	29.2	385.5	-		385.5
Employee numbers (FTEs - thousands)	26.6	4.7	31.3	7.3	3.5	10.8	4.6	51.8	18.8	1.3	118.6	-	-	99.8

RWAs - end-point CRR basis at 1 January 2014 (£bn)	49.7	28.2	77.9	61.5	12.0	73.5	147.1	23.3	60.6	46.7	429.1	-	-	429.1

nm = not meaningful

Restated -  refer to page 78 of the main announcement. For the notes to this table refer to page 4.

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; net interest income - loss of £11 million on RFS Holdings minority interest; non-interest income - gain of £175 million on redemption of own debt, £110 million gain on RFS Holdings minority interest, loss on own credit adjustment of £120 million and gain on strategic disposal of £161 million; staff costs - reallocation of £280 million from restructuring costs and reallocation of £1 million from RFS Holdings MI; and other costs – reallocation of £376 million from restructuring costs,  reallocation of £1,059 million from write down of goodwill, reallocation of (£2) million from RFS holdings MI and £3,844 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £2,038 million, other administrative expenses of £6,692 million and depreciation and amortisation of £1,247 million and write down of goodwill of £1,403 million.

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Appendix 3 Comparative period segment performance

	Quarter ended 30 September 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	Total	Other*	CFG (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,198	163	1,361	521	172	693	230	109	493	(23)	2,863	-	(493)	2,370
Non-interest income	345	51	396	290	98	388	601	(249)	215	145	1,496	(7)	(223)	1,266

Total income	1,543	214	1,757	811	270	1,081	831	(140)	708	122	4,359	(7)	(716)	3,636

Direct expenses
- staff costs	(223)	(57)	(280)	(124)	(79)	(203)	(179)	(657)	(255)	(37)	(1,611)	(79)	255	(1,435)
- other costs **	(78)	(20)	(98)	(54)	(19)	(73)	(50)	(836)	(231)	(24)	(1,312)	(881)	245	(1,948)
Indirect expenses	(481)	(61)	(542)	(196)	(105)	(301)	(593)	1,460	-	(24)	-	-	-	-
Restructuring costs
- direct	(2)	-	(2)	-	-	-	(22)	(143)	(13)	-	(180)	180	-	-
- indirect	(63)	(12)	(75)	(18)	(7)	(25)	6	98	-	(4)	-	-	-	-
Litigation and conduct costs	(118)	-	(118)	-	-	-	(562)	(100)	-	-	(780)	780	-	-

Operating expenses	(965)	(150)	(1,115)	(392)	(210)	(602)	(1,400)	(178)	(499)	(89)	(3,883)	-	500	(3,383)

Profit/(loss) before impairment losses	578	64	642	419	60	479	(569)	(318)	209	33	476	(7)	(216)	253
Impairment (losses)/releases	(79)	318	239	(12)	4	(8)	12	(1)	(46)	605	801	-	46	847

Operating profit/(loss)	499	382	881	407	64	471	(557)	(319)	163	638	1,277	(7)	(170)	1,100

Additional information
Return on equity (3)	26.9%	42.2%	30.6%	16.0%	13.3%	15.5%	(11.0%)	nm	5.6%	nm	8.2%	-	-	8.2%
Cost:income ratio	63%	70%	63%	48%	78%	56%	168%	nm	71%	nm	89%	-	-	93%
Funded assets (£bn)	134.2	26.3	160.5	89.7	21.0	110.7	274.9	87.6	80.5	17.9	732.1	-	-	732.1
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	89.5	80.9	31.3	1,046.1	-	-	1,046.1
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	17.8	64.4	30.6	381.7	-	-	381.7
Employee numbers (FTEs - thousands)	25.2	4.5	29.7	6.8	3.5	10.3	4.0	48.5	17.5	0.8	110.8	-	-	93.3

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - loss on RFS Holdings minority interest of £56 million, gain on own credit adjustment of £49 million; staff costs - reallocation of £79 million from restructuring costs; and other costs – reallocation of £101 million from restructuring costs and £780 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £475 million, other administrative expenses of £1,212 million and depreciation and amortisation of £261 million.

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Appendix 3 Comparative period segment performance

	Quarter ended 31 December 2013*
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	Total	Other*	CFG (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,149	164	1,313	515	173	688	208	127	468	(37)	2,767	(3)	(481)	2,283
Non-interest income	345	38	383	301	103	404	840	(138)	240	(556)	1,173	132	(223)	1,082

Total income	1,494	202	1,696	816	276	1,092	1,048	(11)	708	(593)	3,940	129	(704)	3,365

Direct expenses
- staff costs	(230)	(51)	(281)	(132)	(63)	(195)	(138)	(641)	(249)	(35)	(1,539)	(2)	250	(1,291)
- other costs **	(203)	(21)	(224)	(68)	(33)	(101)	(267)	(1,392)	(251)	(52)	(2,287)	(4,112)	268	(6,131)
Indirect expenses	(519)	(75)	(594)	(281)	(134)	(415)	(959)	2,051	(31)	(52)	-	-	-	-
Restructuring costs
- direct	(27)	(9)	(36)	(1)	(14)	(15)	(25)	(95)	(11)	2	(180)	180	-	-
- indirect	(41)	(3)	(44)	(14)	(3)	(17)	35	28	-	(2)	-	-	-	-
Litigation and conduct costs	(450)	(65)	(515)	(222)	(206)	(428)	(1,932)	-	-	-	(2,875)	2,875	-	-

Operating expenses	(1,470)	(224)	(1,694)	(718)	(453)	(1,171)	(3,286)	(49)	(542)	(139)	(6,881)	(1,059)	518	(7,422)

Profit/(loss) before impairment losses	24	(22)	2	98	(177)	(79)	(2,238)	(60)	166	(732)	(2,941)	(930)	(186)	(4,057)
Impairment (losses)/releases	(107)	(1,067)	(1,174)	(277)	(21)	(298)	(429)	(1)	(46)	(3,164)	(5,112)	-	82	(5,030)

Operating profit/(loss)	(83)	(1,089)	(1,172)	(179)	(198)	(377)	(2,667)	(61)	120	(3,896)	(8,053)	(930)	(104)	(9,087)

Additional information
Impairments pertaining to the creation of RCR	(2)	(892)	(894)	(123)	-	(123)	(355)	-	-	(3,118)	(4,490)	-	-	(4,490)
Return on equity (3)	(4.0%)	(97.8%)	(35.2%)	(6.7%)	(41.0%)	(12.0%)	(53.1%)	nm	4.7%	nm	(76.3%)	-	-	(76.3%)
Cost:income ratio	98%	111%	100%	88%	164%	107%	314%	nm	77%	nm	175%	-	-	221%
Funded assets (£bn)	132.2	28.0	160.2	87.9	21.0	108.9	268.6	102.8	71.3	28.0	739.8	-	-	739.8
Total assets (£bn)	132.2	28.2	160.4	87.9	21.2	109.1	551.2	104.3	71.7	31.2	1,027.9	-	-	1,027.9
Risk-weighted assets (£bn)	51.2	30.7	81.9	65.8	12.0	77.8	120.4	20.1	56.1	29.2	385.5	-	-	385.5
Employee numbers (FTEs - thousands)	26.6	4.7	31.3	7.3	3.5	10.8	4.6	51.8	18.8	1.3	118.6	-	-	99.8

RWAs - end-point CRR basis at 1 January 2014 (£bn)	49.7	28.2	77.9	61.5	12.0	73.5	147.1	23.3	60.6	46.7	429.1	-	-	429.1

Notes:

(1)

Central items include unallocated income and expenses which principally comprise profits/losses on the sale of the Treasury AFS portfolio (FY 2014 - £149 million; FY 2013 - £724 million; Q4 2014 - £6 million; Q3 2014 - £72 million loss; Q4 2013 - £114 million) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	The statutory results of Citizens Financial Group (CFG), which is classified as a discontinued operation.
(3)	RWAs at 31 December 2013 are on a Basel 2.5 basis.

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; net interest income - loss of £3 million on RFS Holdings minority interest; non-interest income - loss of £29 million on redemption of own debt, £7 million loss on RFS Holdings minority interest and gain on strategic disposal of £168 million; staff costs - reallocation of £1 million loss from restructuring costs and £1 million loss on RFS Holdings minority interest; and other costs – reallocation of £179 million from restructuring costs,  reallocation of £1,059 million from write down of goodwill, reallocation of (£1) million from RFS holdings MI and £2,875 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £622 million, other administrative expenses of £3,785 million and depreciation and amortisation of £321 million and write down of goodwill of £1,403 million.

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Appendix 4

Go-forward business profile

Appendix 4 Go-forward business profile

RBS is committed to create a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of CIB, the divestment of the remaining stake in CFG, the exit of Williams & Glyn and the continued run down of RCR. Significant progress towards these exits is expected in 2015.

The following table illustrates the impact on certain key performance measures of these initiatives by showing the ‘go-forward’ profile of the bank and the segments, businesses and portfolios which it intends to exit, based on 31 December 2014 results. This information is presented to illustrate the strategy and its impact on the business. The information presented in this table is non-GAAP, has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes below as well as the information included in the main announcement, including the section titled “Forward Looking Statements” on page 1 and “Summary Risk Factors” on pages 123 to 126 and “Risk Factors” in Appendix 5.

Year ended 31 December 2014	‘Go-forward’ business profile							Exit group strategy overview							Total RBS 2014
										International
	UK	Ulster	Commercial	Private	CIB ‘go-	Other ‘go-	Total ‘go-	CIB	Williams	private			Other	Total
	PBB (1)	Bank	Banking	Banking (2)	Forward’	Forward’ (3)	Forward’	legacy	& Glyn (4)	banking (5)	Citizens	RCR	investments	exit group
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (6)	5.2	0.8	3.2	0.9	2.0	-	12.1	1.9	0.9	0.2	3.1	-	-	6.1	18.2
Operating expenses
- adjusted (6,7)	(2.9)	(0.6)	(1.6)	(0.6)	(1.8)	(0.1)	(7.6)	(1.8)	(0.4)	(0.2)	(2.0)	(0.4)	-	(4.8)	(12.4)
Impairment losses/(releases) (6)	(0.2)	0.4	(0.1)	-	-	0.1	0.2	-	(0.1)	-	(0.2)	1.3	-	1.0	1.2
Operating profit - adjusted (6,7)	2.1	0.6	1.5	0.3	0.3	(0.2)	4.6	0.1	0.4	-	0.9	1.0	-	2.4	7.0
Funded assets	114	28	89	15	169	87	502	72	20	6	81	15	1	195	697
Risk-weighted assets	32	24	64	10	46	10	186	61	11	2	68	22	6	170	356
Return on equity - adjusted (6,7,8)	36%	16%	15%	18%	nm	nm	13%	nm	nm	(5%)	8%	nm	nm	8%	10%

Notes:

(1)	Excludes Williams & Glyn, currently included in UK PBB but will be divested and is therefore included in the exit group.
(2)	Excludes international private banking, currently included in Private Banking but will be divested and is therefore included in the exit group.
(3)	Other go-forward primarily includes central items, which includes the liquidity portfolio.
(4)

The data shown for Williams & Glyn as part of the exit group reflects the line items relating to the Williams & Glyn business for the year ended 31 December 2014 and does not reflect the cost base, funding and capital profile of a standalone bank.

(5)

International private banking shown in the exist group relates to RBS’s current private banking and wealth management activities carried out outside of the British Isles, and is broadly indicative of the businesses and activities expected to be exited.

(6)

On a non-statutory basis, see presentation of information on page 1 of the main announcement for more details. For a reconciliation between non-statutory and statutory results, see page 30 and note 11 of the financial statements included in the main announcement.  On a statutory basis Total income is £15.2 billion, Operating expenses are £13.9 billion, Impairment releases are £1.4 billion and Operating profit is £2.6 billion.

(7)

Total adjusted operating expenses, adjusted operating profit and adjusted return on equity presented on a non-statutory basis excludes restructuring costs of £1,257 million and conduct and litigation costs of £2,194 million, for details of the adjustment to operating expenses and operating profit by segment see page 30 of the main announcement. RBS believes that presenting these measures on an adjusted basis allows a more meaningful analysis of RBS’s financial condition and the results of its operations.

(8)

Adjusted return on equity is based on non-statutory operating profit/(loss) and excludes restructuring costs of £1,257 million, conduct  and litigation costs of £2,194 million , loss on own credit adjustments of £146 million, gain on own debt of £20 million, write down of goodwill of £130 million, gain on strategic disposals of £191 million, loss on discontinued operations of £771 million and loss on RFS minority interest of £24 million. It includes charges for preference dividends and is calculated using a 25% notional tax rate and equity equivalent to 12% of average segmental RWAs . It is calculated using RBS tangible equity. PBB adjusted RoE - 28%; CPB adjusted RoE - 15%. Return on Equity for RBS for the year ended December 31, 2014 was (8.0)%.

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Appendix 4 Go-forward business profile

CIB – ‘go-forward’

The following table illustrates the impact of the announced restructuring of the CIB business on certain key performance metrics by region based on the 31 December 2014 results. The information presented below assumes that the product offering for the CIB business will reduce by over a half as will the number of products and desks in the Markets business and is based on certain assumptions relating to the implementation of this strategy within each region and the businesses and operations which we expect to maintain. This information is presented to illustrate the strategy and its impact on the CIB segment. The information presented in this table is non-GAAP and should be read in conjunction with the notes below as well as the information included in the main announcement, including the section titled “Forward Looking Statements” on page 1 and “Summary Risk Factors” on pages 123 to 126 and “Risk Factors” in Appendix 5.

	31 December 2014
	Current CIB		‘Go-forward’		Exit Operations
	RWAs	Income	RWAs	Income	RWAs	Income
Region	£bn	£m	£bn	£m	£bn	£m

UK/Europe (1)	71	2,488	34	1,630	37	858
US (2)	24	974	11	274	14	700
APAC	12	487	2	111	10	376

Total	107	3,949	46	2,015	61	1,934

Geographical footprint (countries)	38		13		25

Notes:

(1)	EMEA.
(2)	North America.

2

Appendix 5

Risk factors

Appendix 5 Risk factors

Risk factors

Set out below are certain risk factors which could adversely affect the Group’s future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group’s ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group.

In response to the global economic and financial crisis that began in 2008 and the weak economic environment that followed, the Group engaged in a financial and core business restructuring focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding, lowering exposure to capital-intensive businesses and meeting new capital standard requirements.  In November 2013, following HM Treasury’s assessment of the merits of creating an external “bad bank” to hold certain assets of the Group, the Group committed to take a series of actions to further derisk its business and strengthen its capital position. In order to strengthen its capital position and CET1 ratio, the Group decided to accelerate the divestment of Citizens Financial Group (CFG), the Group’s US banking subsidiary, by selling off 28.75% in an initial public offering in September 2014, reaching agreement for the sale of a further 24.7 per cent. (subject to potential increase to up to 28.4 per cent.) in a public offering in March 2015, and fully divesting its interest in CFG by the end of 2016; and to intensify management actions to reduce risk weighted assets (including through an accelerated divestment of certain of the non-core assets transferred to RBS Capital Resolution (“RCR”)).

In the first quarter of 2015, the Group announced its intention to restructure its corporate and institutional banking (“CIB”) business to focus on UK corporate and financial institutions with a targeted presence in selected western European customer segments. The future CIB model will:

●	focus on the Group’s leading positions in UK rates, debt capital markets and foreign exchange;

●	retain two trading hubs in the US and Singapore to support the main London trading operation;

●	exit central and eastern Europe, the Middle East and Africa, and substantially reduce its presence in Asia and in the US; and

●	complete the run-down of US asset-backed products.

Following the decision to refine the CIB business model, the Group has decided to lift its capital targets and move to a CET1 ratio of around 13% during the restructuring period (higher than the targets of 11% by 31 December 2015 and above 12% by the end of 2016 previously announced).

In addition, the Group is in the process of implementing the new divisional and functional structure put into place in 2014 and, as a result of the restructuring of its CIB business, is now taking further steps to implement a number of strategic initiatives which will result in a further reduction of the Group’s balance sheet as well as the scope of its activities. Implementation by the Group of these initiatives will require significant restructuring of the Group at the same time that it will also be implementing structural changes to comply with regulatory changes, including those introduced under the UK Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), including its ring-fencing requirements (the “ring-fence”). See also ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group’. There can be no assurance that the Group will be able to successfully implement this restructuring programme together with other changes required of the Group in the time frames contemplated or at all, and, as a result, the Group may not be able to meet its capital targets.

1

Appendix 5 Risk factors

The Group’s ability to dispose of businesses and certain portfolios, including the further disposal of its remaining stake in CFG and potential disposals associated with the restructuring of its CIB business, and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result there is no assurance that the Group will be able to sell or run down (as applicable) the businesses it is now planning to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. The Group may be exposed to deteriorations in the businesses or portfolios being sold between the announcement of the disposal and its completion, which period may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its strategic plan and achieve its capital targets and could have a material adverse effect on the Group’s business, reputation, results of operations, financial condition and cash flows. There can also be no assurance that if the Group is able to execute its new strategic plan that the new strategy will ultimately be successful or beneficial to the Group.

Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group.

The UK Government’s White Paper on Banking Reform published in September 2012 outlined material structural reforms in the UK banking industry. The measures were drawn in large part from the recommendations of the Independent Commission on Banking (“ICB”), which in its final report published in 2012, included the implementation of a ring-fence of retail banking operations.  The implementation of the ring-fencing of retail banking operations was introduced under the Banking Reform Act 2013. The Banking Reform Act 2013 provided primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.  In June 2014, HM Treasury published two statutory instruments, which were passed by Parliament in July 2014, setting out the detail of the ring-fencing regime, specifying which entities will be “ring-fenced banks” and the activities and services that ring-fenced banks can, and cannot, conduct which came into force on 1 January 2015. The third and final statutory instrument on pensions regulation was passed by Parliament on 4 March 2015.  In October 2014, the PRA published its first consultation paper (CP19/14) on the PRA's ring-fencing rules, focusing on legal structure, governance and continuity of services and facilities.  The PRA requested that all firms expected to be affected by ring-fencing, including the Group, submit a preliminary plan of their anticipated legal and operating structures to their supervisors by 6 January 2015, which the Group has done. The PRA will carry out further consultations during 2015 with the Group and other affected UK banks and is expected publish its final rules and supervisory statements during 2016.

2

Appendix 5 Risk factors

Although final rules and supervisory statements will not be available until 2016, based on the proposals put forward by the Group to the PRA and the FCA to implement the ring-fence, the Group has identified a number of material risks associated with such implementation in addition to the uncertainty associated with starting to plan implementation before final rules and guidance are in place. These risks will be exacerbated by the Group’s other ongoing restructuring efforts.

●

The Group intends to establish a ring-fence bank (“RFB”) for its banking services while the non-ring-fence group (“NRFB”) will hold the Group’s remaining CIB activities, the operations of RBS international and some corporate banking activities that are not permitted activities for the RFB and will be the remaining businesses following completion of the restructuring of the Group’s CIB business. The establishment of the RFB and the NRFB will require a significant legal and organisational restructuring of the Group and the transfer of large numbers of customers between legal entities. The scale and complexity of completing this process and the operational and legal challenges that will need to be overcome will pose significant execution risks for the Group. The legal restructuring and migration of customers will have a material impact on how the Group conducts its business and the Group is unable to predict how some customers may react to any requirement to deal with both the RFB and NRFB to obtain certain products and services. Such implementation will be costly and although final implementation is not required until 2019, there is no certainty that the Group will be able to complete the legal restructuring and migration of customers to the RFB or NFRB, as applicable, such that the ring-fence exercise is completed on time or in accordance with future regulatory rules for which there is currently significant uncertainty.

●

As part of the establishment of the RFB, it will be necessary for the RFB to operate independently from the NRFB and an entirely new corporate governance structure will need to be put in place by the Group to ensure the RFB’s independence. These requirements have implications for how the Group sets up its board and committee corporate governance structure and the Group cannot predict how the Group will function as a public listed company with a subsidiary (the RFB) that will have an independent board and committee structure. In addition, the Group will need to revise its operations infrastructure so as to establish an appropriate level of segregation of the infrastructure of the RFB in areas such as information technology (“IT”) infrastructure, human resources and the management of treasury operations, including capital and liquidity. The Group will also need to evaluate, among other things, the tax exposure of each of the RFB and NRFB, as well as the impact of the ring-fence on intra-group funding and the credit ratings and external funding arrangements of each of these entities. As this structure has never been tested, the Group cannot provide any assurances regarding its ability to successfully implement such a structure. Although the intention is to establish corporate governance and operations in accordance with applicable rules (although not yet finalised) that are as cost efficient as possible, the effects of operating the Group, the RFB and the NRFB in this manner could have a material adverse effect on the Group’s business, financial condition and results of operations.

●

In order to comply with the ring-fence requirements, from 2026 it will not be possible for the RFB and the NRFB to participate in the same pension plan. As a result, it will be necessary for either the RFB or NRFB to leave the pension plan which will trigger certain legal and regulatory obligations. Although the Group will have a number of options available to it to meet its obligations resulting from the separation, it is expected that the costs of separation will be material, including possibly increasing annual cash contributions required to be made into the Group’s pension plans. See ‘The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements’.

3

Appendix 5 Risk factors

Implementation of the ring-fence proposals in the UK will result in major changes to the Group’s corporate structure, to the delivery of its business activities conducted in the UK and other jurisdictions where the Group will operate, as well as changes to the Group’s business model. The steps required to implement the ring-fence of its retail and certain other core banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to put into place.  Implementation will be costly and there can be no assurance that the ring-fence of the RFB and the NRFB will be completed on time to meet the regulatory deadline in 2019. As a result, the implementation of the ring-fence could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The Group continues to implement certain divestment and restructuring activities announced in 2013 and 2014 as part of its 2013/2014 Strategic Plan but will now enter a further period of major restructuring through the implementation of the regulatory regime relating to the ring-fence of financial institutions by 2019 and the restructuring of the Group’s CIB business. Although the goals of this long period of restructuring are to emerge as a less complex and safer bank there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank.

In the third quarter of 2013 and in 2014, the Group revised its strategic plan by implementing its new divisional and functional structure and embarked on a major investment program to upgrade the Group’s operations and IT infrastructure (the “2013/2014 Strategic Plan”). The 2013/2014 Strategic Plan built on the core business restructuring implemented by the Group after the financial crisis which initially focused on reducing the size of the Group’s balance sheet, disposing of the ‘higher risk and capital intensive assets’ in RCR and strengthening the Group’s capital position, including though the full divestment of the Group’s interest in CFG. The 2013/2014 Strategic Plan was intended to reduce the size of the Group’s business, mainly within the Markets division, and further strengthen its capital position in response to continuing regulatory change and simplifying the Group by replacing the previous divisional structure with three customer facing franchises focused on the UK and a smaller group of UK based customers. The 2013/2014 Strategic Plan, the restructuring of the Group’s CIB business, the implementation of a ring-fence compliant structure and the IT and operational investment programme (as described below) hereinafter collectively referred to as the “Transformation Plan”. With the implementation of the Transformation Plan, and in particular the restructuring of the Group’s CIB business and implementation of the regulatory ring-fence regime coming into force in the UK, the Group is entering a further period of major restructuring, that will require significant resource and management attention over the next four years, with the intent to continue simplifying the Group’s business, making the bank safer by narrowing its business focus, further strengthening its capital position and improving its customer offering.

Each aspect of the implementation of the Transformation Plan carries material risks. See also ‘Implementation by the Group of the various initiatives and programmes which form part of the Group’s Transformation Plan subjects the Group to increased and material execution risk’. In addition, although the goal is to emerge as a simpler, safer, customer focused and profitable bank, the aggregate business of the Group will be materially smaller and different than the institution that entered the financial crisis as one of the largest and most diverse financial institutions in the world. On completion of the Transformation Plan in 2019 the Group will be primarily a UK and Western Europe focused bank with a much less diverse group of businesses, products and services. It will service a much smaller group of customers, including large corporate and financial institutions, with its focus and its potential for profitability and growth largely dependent on its success with its retail and SME customers in the UK.

4

Appendix 5 Risk factors

This smaller customer base and geographic concentration also carry material business risks. As a result, in addition to the execution risks associated with completion of the Transformation Plan there can be no assurance that even if the Group executes the Transformation Plan it will prove to be a successful strategy or that the Group, on completion of the Transformation Plan, will be a viable, competitive, customer focused and profitable bank. For a further description of the risks associated with the various initiatives comprised in the Transformation Plan, See ‘The Group’s ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group’, ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group’, ‘The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business’. Failure of the Transformation Plan to result in a viable, competitive, customer focused and profitable bank would have a material adverse effect on the Group’s business, results of operations and financial condition.

The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business.

The intent of the 2013/2014 Strategic Plan and of the restructuring of the Group’s CIB business is to further simplify and downsize the Group with an increased focus on service to its customers. Such initiatives are being combined and supplemented with significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the Group’s Return on Equity and costs: income ratio in the longer term as well as improve the resilience, accessibility and product offering of the Group.

The Group started implementing an investment programme of £750 million in 2013 expected to run through 2015 to materially upgrade its IT capability in the UK, to enhance the digital services provided to its bank customers and also improve the reliability and resilience of the IT systems following a number of system failures in the past couple of years. This investment in the Group’s IT capability is intended to address the material increase in customer use of online and mobile technology for banking over the past few years as well as provide the capability to continue to grow such services in the future. Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

5

Appendix 5 Risk factors

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth. In addition to upgrading its current IT infrastructure, the Group is also undertaking a major project to rationalise its legacy IT infrastructure, aiming to lower costs and improve resilience. With the implementation of the ring-fence regulatory regime there will be further need to manage the Group’s IT infrastructure to comply with the regulatory requirements of such regime.

As with any project of comparable size and complexity, there can be no assurance that the Group will be able to implement all of the initiatives forming part of its investment plan, including the IT investment programme on time or at all, and it may experience unexpected cost increases and delays. Any failure by the Group to realise the benefits of this investment programme, whether on time or at all, could have a material adverse effect on the Group’s business, results of operations and its ability to retain or grow its customer business.

Implementation by the Group of the various initiatives and programmes which form part of the Group’s Transformation Plan subjects the Group to increased and material execution risk.

The level of structural change intended to be implemented within the Group over the medium term as a result of the Transformation Plan, taken together with the overall scale of change to make the Group a smaller, more focused financial institution, will be disruptive and is likely to increase operational and people risks for the Group and to impact its revenues and business. As a result of the material restructuring plans that make up the Transformation Plan, the Group is subject to increased and material execution risk in many areas including:

●

Implementation of the Transformation Plan is expected to result in significant costs, mainly in connection with the Group’s restructuring of its CIB business, which costs will be incremental to current plans and exclude potential losses on the sale of financial assets and transfer of financial liabilities. Due to material uncertainties and factors outside the Group’s control, the costs of implementation could be materially higher than currently contemplated. One of the objectives of the Transformation Plan is also to achieve a medium-term reduction in annual underlying costs (i.e., excluding restructuring and conduct-related charges). Due to material uncertainties and factors outside the Group’s control, this level of cost saving may not be achieved within the planned timescale or at any time.

●

The Transformation Plan includes assumptions on levels of customer retention and revenue generation from the new business model. Due to material uncertainties and factors outside the Group’s control, including normal levels of market fluctuation, this level of revenue may not be achieved in the timescale envisaged or at any time.

●

The Group will be reliant on attracting and retaining qualified employees to manage the implementation of the Transformation Plan and, in particular, the restructuring of the Group’s CIB business and to oversee the implementation of the ring-fence and operate in the new ring-fence environment. No assurance can be given that it will be able to attract and retain such employees. See also ‘The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations’.

●

The significant reorganisation and restructuring resulting from the combined initiatives constituting the Transformation Plan will fundamentally change the Group’s business. Implementation will be disruptive and will increase operational risk. See ‘Operational risks are inherent in the Group’s businesses and these risks could increase as the Group implements its Transformation Plan’.

6

Appendix 5 Risk factors

●

The Transformation Plan makes certain assumptions about future regulation including, but not limited to, the rules to be issued by PRA and FCA in connection with the ring-fence regime.  Material differences between the rules ultimately adopted and the assumptions made in the plan proposed to implement the ring-fence could make it impossible to execute the ring-fence as currently envisaged.  The Transformation Plan is also intended to improve the Group’s control environment, particularly in its remaining CIB franchise.  Due to material uncertainties, factors beyond the Group’s control, and the increased operational risk described above, there can be no guarantee that such improvements will be achieved in the timescale envisaged or at any time or that it will not result in further regulatory scrutiny.

If any of the risks outlined above were to occur, singly or in the aggregate, they could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, investor confidence and reputation

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, the Group has recently settled a number of legal and regulatory investigations and is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation and civil and criminal investigations, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In November 2014, the Group announced that it had reached a settlement with the FCA in the United Kingdom and with the Commodity Futures Trading Commission (CFTC) in the US in relation to investigations into failings in RBS’s foreign exchange business within its Corporate and Institutional Banking division. The Group agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The Group continues to cooperate with these and other governmental and regulatory authorities and remains in discussion with these authorities on these issues including settlement discussions regarding the criminal investigation being conducted by the anti-trust and criminal division of the US Department of Justice and certain other financial regulatory authorities. Settlements in relation to these ongoing investigations may result in additional financial, non-monetary penalties, and collateral consequences, which may be material, and may give rise to additional legal claims being asserted against the Group. The Group entered into a deferred prosecution agreement in 2013 in connection with the settlement of the charges relating to the LIBOR investigation (the “LIBOR DPA”). Findings of misconduct by the US Department of Justice relating to the Group, its subsidiaries or employees, may result in a breach of the terms of the  LIBOR DPA which may lead to an extension of its terms or further prosecution.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.  It is expected that the Group will continue to have a material exposure to legacy litigation and governmental and regulatory proceedings and investigations in the medium term. For more detail on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see Note 15 in this report. Adverse regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation, results of operations and capital position.

7

Appendix 5 Risk factors

The Group may be required to make new or increase existing provisions in relation to legal proceedings, investigations and governmental and regulatory matters. In Q3 2014, the Group booked a provision of £400 million relating to penalties incurred in connection with the investigations and reviews relating to foreign exchange trading settled with the FCA and the CFTC and during Q4 2014, an additional provision of £320 million was taken in respect of foreign exchange trading related investigations. The Group also booked during 2014 additional provisions of £650 million for Payment Protection Insurance (resulting in total provisions made for this matter of £3.7 billion, of which £2.9 billion had been utilised at 31 December 2014). The provision for interest rate hedging products redress and administration costs was also increased by £185 million in 2014, with total provisions relating to this matter totalling £1.4 billion, of which £1.1 billion had been utilised at 31 December 2014. Significant increases in provisions relating to ongoing investigations may have an adverse effect on the Group’s reputation as well as its financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects heightened levels of regulatory supervision to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past, current or future failures to comply with any one or more of these laws or regulations could have a material adverse effect on the Group’s reputation, financial condition and results of operations.

The Group is subject to political risks

Ahead of the upcoming UK election in May 2015, there is uncertainty around how the policies of the elected government may impact the Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject, and in turn could have a material adverse effect on its business, financial condition and results of operations.

The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations

Implementation of the Group’s strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which include directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group). Following the implementation in the UK of provisions of CRD IV relating to compensation in the financial sector and taking into account the views of UKFI, the Group is restricted from paying variable remuneration to individuals for a particular year in an amount higher than the level of his or her fixed remuneration which may place the Group at a competitive disadvantage.

8

Appendix 5 Risk factors

The Group’s directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which will impose greater responsibility on such individuals. The new rules include (i) a senior managers’ regime which will require such senior managers to be pre-approved either by the PRA or FCA whilst the new rules themselves also introduce a “presumption of responsibility” for those approved as such -  where contraventions of a relevant regulatory requirement occur, the accountable senior manager will be presumed guilty of misconduct unless he or she shows to the satisfaction of the relevant regulator that he or she took all reasonable steps to prevent the contravention occurring (or continuing) , (ii) a certification regime which will require the Group to assess the fitness and propriety of certain of its employees (other than senior managers), who are considered to pose a risk of significant harm to the Group or its customers and (iii) a conduct rules regime (which as currently proposed would apply regulatory prescribed conduct rules to most employees of the Group with a UK nexus).

The rules implementing the new regime are still under consultation by the PRA and the FCA and there remains uncertainty as to the final scope of the new rules and any transitional arrangements. Final rules are expected to enter into force in late 2015 (and early 2016 for the new certification regime). The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the reverse burden of proof as well as the allocation of responsibilities introduced by the new rules.

In addition to the effects of such measures on the Group’s ability to retain non-executive directors, senior management and other key employees, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The Group’s changing strategy, particularly as a result of the Group’s 2013/2014 Strategic Plan, including the accelerated disposal of the Group’s interest in CFG, led to the departure of many experienced and capable employees. The continuing restructuring of the Group, including as a result of the restructuring of the Group’s CIB business and the implementation of the ring-fence regulatory regime, is expected to lead to the departure of additional experienced and capable employees. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the Transformation Plan could have an adverse impact on the implementation of the Group’s Transformation Plan and regulatory commitments. The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the Group’s CIB business could prevent the Group from successfully implementing its strategy.  This could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, certain of the Group’s employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

9

Appendix 5 Risk factors

Operational risks are inherent in the Group’s businesses and these risks could increase as the Group implements its Transformation Plan

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Operational risks will be heightened as a result of the Group’s implementation of its Transformation Plan as described in more detail under ‘Implementation by the Group of the various initiatives and programmes which form part of the Group’s Transformation Plan subjects the Group to increased and material execution risk’. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the Group’s activities as well as the implementation of the Group’s Transformation Plan, such actions will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks, including the material operational risks that will arise in implementing the Transformation Plan, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group operates in highly competitive markets that are subject to intense scrutiny by the competition authorities. Its business and results of operations may be adversely affected by increasing competitive pressures and competition rulings and other government measures.

The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is changing rapidly. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority (CMA) and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the ICB, whose final report was published in 2012 and the Parliamentary Commission on Banking Standards whose report was published in 2013. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

In 2014, the CMA published two market studies about SME banking and PCAs. On the basis of its findings and following consultation, the CMA made a market investigation reference (MIR) in relation to both SME banking and PCAs. An MIR can be made only if the CMA has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts or distorts competition. Such investigations typically last between 15-24 months and the CMA currently expects to publish provisional findings in September 2015. While it is too early to assess the potential impact on the Group of these reviews and investigations, the competitive landscape in which the Group operates may be significantly affected as a result and this impact will become more significant as the Group implements its Transformation Plan and its business is increasingly concentrated in the UK on retail activities.

10

Appendix 5 Risk factors

The wholesale banking sector has also been the subject of recent scrutiny. In 2014, the FCA launched a review of competition in the wholesale sector (primarily relating to competition in wholesale securities and investment markets and related activities such as corporate banking) to identify areas which might merit in-depth market study and in February 2015 announced that it would be launching a market study to investigate competition in investment and corporate banking services. Adverse findings resulting from this study may result in the imposition of fines or restrictions on mergers and consolidations within the UK financial sector and the FCA may also refer the matter further to the CMA, which has extensive powers to take measures to restore effective competition.

The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the ring-fence regime and other customer protection measures introduced by the Banking Reform Act 2013.  Although final ring-fence rules will not be available until 2016, firms (including the Group) have submitted plans for their legal and operational structures to implement the new ring-fence regime to the PRA. The implementation of such plans may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates which is being actively encouraged by the UK Government is likely to increase competitive pressures on the Group.

In addition, certain competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may negatively impact the Group’s relative performance and future prospects. In addition, recent and future disposals and restructurings by the Group in the context of its Transformation Plan as well as constraints imposed on the Group’s compensation structure and its ability to compensate its employees at the same level as its competitors may also have an impact on its ability to compete effectively.

These and other changes to competition could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks although the Group will be increasingly impacted by developments in the UK as its operations become gradually more focused on the UK

On completion of the Group’s Transformation Programme its business focus will be preponderantly in the UK. However, the Group’s businesses and many of its customers are, and will be, affected by global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is increasingly uncertain due to a number of factors including geopolitical risks, concerns around global growth and deflation. Risks to growth and stability stem mainly from continued imbalances in many countries in Europe and elsewhere, slowing growth in emerging markets and China and the potential consequences of continued sanctions and depressed oil prices on the Russian economy. Further instability may result from uncertainty as to how economies and counterparties will be affected, directly or indirectly, by lower oil prices and other commodity prices as well as to the impact of monetary policy measures adopted by the ECB, the US Federal Reserve and the Swiss Central Bank.  There remains considerable uncertainty about when the Bank of England and the Federal Reserve will begin to raise policy interest rates. The Group’s businesses and performance are also affected by financial market conditions.  Although capital and credit markets around the world have been relatively stable since 2012, financial markets, in particular equity markets, experienced higher volatility in the last quarter of 2014 which has continued into 2015. This volatility is attributable to many of the factors noted above.

11

Appendix 5 Risk factors

In addition, the Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The challenging operating environment for the Group’s businesses, created by uncertain economic and market conditions is characterised by:

●

reduced activity levels, additional write-downs and impairment charges and lower profitability,  which either alone or in combination with regulatory changes or the activities of other market participants may restrict the ability of the Group to access capital, funding and liquidity;

●

prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the Group; and

●

the risk of increased volatility in yields and asset valuations as central banks start or accelerate looser monetary policies or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers could lead to challenging trading and market conditions.

Developments relating to current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

As the Group refocuses on its operations in the UK as a result of its Transformation Plan, and in particular the restructuring of the Group’s CIB business, it is increasingly exposed to the UK economy. Although the prospects for the UK and the US remain the strongest among the G-7 and Ireland’s economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK and the Group’s key markets, the worsening of the scope and severity of the weak economic conditions currently experienced by a number of EU member states and elsewhere, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the Group’s businesses.

The Group is exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone

With few exceptions, countries in Europe have not yet recovered from the effects of the financial crisis. Consensus forecasts of growth in 2015 and 2016 for some of the largest European economies such as France and Italy are low. In addition, the possibility of a European sovereign default has risen due to the recent election in Greece and the outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt is uncertain. The risk that the effect of any sovereign default spreads by contagion to other EU economies and the UK economy remains. The euro could be abandoned as a currency by one or more countries, or in an extreme scenario, the abandonment of the euro could result in the dissolution of the European Economic and Monetary Union (EEMU). While the European Central Bank announced in January 2015 a €1.1 trillion quantitative easing programme designed to improve confidence in Eurozone equities and encourage more private bank lending, there remains considerable uncertainty as to whether such measures will be successful.

12

Appendix 5 Risk factors

The effects on the UK, European and global economies of any potential dissolution of the EEMU or exit of one or more EU member states from the EEMU and the resulting redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

●	result in significant market dislocation;

●	heighten counterparty risk;

●	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

●	disrupt and adversely affect the economic activity of the UK and other European markets; and

●	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatches.

The occurrence of any of these events would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan

The Group obtained State Aid approval for the aid given to the Group by the UK Government as part of the placing and open offer undertaken by the Group in December 2008. The Group announced on 9 April 2014 that it had entered into an agreement (“DAS Retirement Agreement”) with HM Treasury for the future retirement of the Dividend Access Share (“DAS”). The EC concluded that these new arrangements did not constitute new State aid and approved changes to the Group’s restructuring plan in its State Aid Amendment Decision of 9 April 2014. RBSG also entered into a Revised State Aid Commitment Deed with HMT under which it undertook to do all acts and things necessary to ensure that HMT is able to comply with the revised State Aid commitments made by HMT to the EC, which mainly relate to the deadline for the Group’s divestment of the Williams & Glyn business and the divestment of the rest of the Group’s interest in CFG.

Implementation of the State Aid restructuring plan exposes the Group to a number of risks. The most significant risks relate to required asset disposals, a number of which are now completed. The Group completed an initial public offering of CFG’s common stock in September 2014. The divestment of Williams & Glyn continues to progress following the announcement of a pre-IPO investment by a consortium of investors in September 2013. The Group is required, pursuant to the terms of the State Aid Amendment Decision, to dispose of its remaining interest in CFG by the end of 2016 (with a possible 12 month extension) and must divest its interest in Williams & Glyn by way of an initial public offering by the end of 2016 with the disposal of the remainder of its interest by the end of 2017. Under the terms of the State Aid Amendment Decision, a divestiture trustee may be empowered to conduct these disposals, with the mandate to complete the disposal at no minimum price, if the Group fails to complete such required disposals within agreed or renegotiated time frames, which may result in the Group achieving less than the full value of its investment due to then prevailing market conditions. Furthermore, if the Group is unable to comply with the terms of the State Aid Amendment Decision, including the required divestments, it might constitute a misuse of aid which could have a material adverse impact on the Group.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

13

Appendix 5 Risk factors

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group

The UK Government, through HM Treasury, currently holds 62.3% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or UKFI on its behalf) may sell all or a part of its holding of ordinary shares at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should HM Treasury’s intentions change, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy, or limiting the Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the EU, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. Adequate capital also gives the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets. From 2016, in accordance with the provisions of the Capital Requirements Regulation (“CRR”), a minimum level of capital adequacy will be required to meet new regulatory capital requirements allowing the Group to make certain discretionary payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments.

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework (“Basel III”) raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. Global systemically important banks (GSIBs) will be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The Group has been identified by the Financial Stability Board (FSB) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2014 update placed the Group in the second from bottom category of GSIBs, subjecting it to more intensive oversight and supervision and requiring the Group to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

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Appendix 5 Risk factors

In addition, regulatory proposals relating to domestically systemically important banks (DSIBs) continue to be progressed and could impact the level of CET1 that is required to be held by the Group. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. In addition the Financial Policy Committee (“FPC”) of the Bank of England intends to consult with firms in the UK on the UK framework.

Basel III has been implemented in the EU with a new Directive and Regulation (collectively known as “CRD IV”) which became effective from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards (“RTSs”/”ITSs”) produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalised. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

Under CRD IV, the Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the “Pillar 1 requirements”). In addition, national supervisory authorities may add extra capital requirements to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the “Pillar 2A guidance”). The PRA requires that Pillar 2A risks should be met with at least 56% CET1 capital, no more than 44% additional tier 1 capital and at most 25% tier 2 capital. CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers may be applicable to the Group as determined by the PRA.

The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the “combined buffer requirement”. The PRA has also introduced a firm specific Pillar 2B buffer (“Pillar 2B buffer”) which is based on various factors including firm-specific stress test results and is to be met with CET1. The PRA will assess the Pillar 2B buffer annually and UK Banks are required to meet the higher of the combined buffer requirement or Pillar 2B requirement. The PRA published a consultation in January 2015 suggesting certain changes to its Pillar 2A framework which will introduce new methodologies for determining Pillar 2A capital as well as the PRA’s approach to operating the Pillar 2A buffer.

In addition, under the provisions of the CRR, which took effect from 1 January 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

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Appendix 5 Risk factors

Under Article 141 (Restrictions on distribution) of the CRD IV Directive, member states of the EU must require that institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “maximum distributable amount” (or “MDA”) in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. In the event of a breach of the combined buffer requirement, the Group will be required to calculate its maximum distributable amount, and as a consequence it may be necessary for the Group to reduce discretionary payments.

In October 2014 the FPC published its recommendation on the overall leverage ratio framework for the UK banking system. The FPC recommended a minimum leverage ratio requirement of 3% (to be met 75% by CET1 and a maximum of 25% by additional tier 1 capital), a supplementary leverage buffer applied to G-SIBs equal to 35% of the corresponding risk weighted systemic risk buffer (to be met by CET1) and a countercyclical buffer equal to 35% of the risk weighted countercyclical capital buffer (also to be met by CET1). Transition timings have been aligned to those laid out in Basel III and the exposure measure will follow that laid out by the Basel Committee for Banking Supervision. The FPC explicitly ruled out a breach of the leverage ratio resulting in an automatic constraint to capital distributions via the “maximum distributable amount”, preferring to leave this linked to risk weighted assets for the purposes of simplicity.

However, if a breach of the leverage buffers (both G-SIB and countercyclical) were to occur then a recovery plan would need to be discussed with the PRA.  The current Group leverage ratio is 4.2% fully met through CET1 leaving it above the minimum requirement while the countercyclical buffer is close to zero.

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive (“BRRD”) introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (“MREL”). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The UK Government has transposed the BRRD's provisions into law with a requirement that the Bank of England implements further secondary legislation to implement MREL requirements by 2016 which will take into account the regulatory technical standards to be developed by the EBA specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms. The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on total loss absorbing capacity (“TLAC”) requirements for GSIBs but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ. As the implementation of capital and loss absorption requirements under BRRD in the UK is subject to adoption of secondary legislation and subject to PRA supervisory discretion in places, and the implementation and scope of TLAC remains subject to significant uncertainty, the Group is currently unable to predict the impact such rules would have on its overall capital and loss absorption requirements or its ability to comply with applicable capital or loss absorbency requirements or to make certain discretionary distributions.

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Appendix 5 Risk factors

Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focussed on changes that will increase, or re-calibrate, measures of risk weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasise the role of a risk-based capital ratio. A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems. In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact RWAs at their conclusion.  While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk weighted assets.

The Basel Committee changes and other future changes to capital adequacy and loss absorbency and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the Group operates, including the Group’s ability to satisfy the increasingly stringent stress case scenarios imposed by regulators and the adoption of the MREL and TLAC proposals, may require the Group to issue Tier 1 capital (including CET1), Tier 2 capital and certain loss absorbing debt securities, and may result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital. The requirement to increase the Group’s levels of CET1 and Tier 2 capital, or loss absorbing debt securities, which could be mandated by the Group’s regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite amount of Tier 1 and Tier 2 capital, or loss absorbing debt securities it may be required to reduce further the amount of its risk weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

On a fully loaded Basel III basis, the Group’s CET1 ratio was 11.2% at December 31, 2014. The Group’s Transformation Plan targets a fully loaded Basel III CET1 ratio of 13% over the restructuring period. The Group’s ability to achieve such targets depends on a number of factors, including the implementation of the ring-fence, the execution of the restructuring of the Group’s CIB business and the implementation of the 2013/2014 Strategic Plan, which includes plans for a further significant restructuring of the Group as well as further sales of its remaining stake in CFG in the U.S. See ‘Forward looking Statements’ and ‘The Group’s ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group’.

Any change that limits the Group’s ability to implement its capital plan, to access funding sources or to manage effectively its balance sheet and capital resources (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) could have a material adverse effect on its business, financial condition and regulatory capital position.

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Appendix 5 Risk factors

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government

The credit ratings of RBSG, The Royal Bank of Scotland plc (the “Royal Bank”)  and other Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, have been downgraded multiple times in recent years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools that allow burden sharing with debt holders. In 2014 credit ratings of RBSG, the Royal Bank and other Group members were downgraded in connection with the Group’s creation of RCR, coupled with concerns about execution risks, litigation risk and the potential for conduct related fines. Rating agencies have continued to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. RBSG’s long-term and short-term credit ratings were further downgraded by two notches in 2015 by Standard & Poor’s Rating Services (“S&P”) to reflect S&P’s view that extraordinary government support would now be unlikely in the case of UK non-operating bank holding companies and is likely to become less predictable for bank operating companies in the UK under the newly enacted legislation implementing the bail-in provisions of the BRRD. On 17 March 2015 Moody’s announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody’s lowered expectations about the likelihood of government support for European banks in light of the introduction of the BRRD. Moody’s provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody’s preliminary indication contemplates that RBSG’s long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain of the Group’s subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Any further reductions in the long-term or short-term credit ratings of RBSG or certain of its subsidiaries (particularly the Royal Bank) would increase borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements. At 31 December 2014, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Royal Bank by the three main ratings agencies would have required the Group to post estimated additional collateral of £4.5 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. Credit ratings of RBSG, the Royal Bank, The Royal Bank of Scotland N.V. (RBS N.V.) and Ulster Bank Limited are also important to the Group when competing in certain markets, such as over-the-counter derivatives. Any further reductions in RBSG’s long-term or short-term credit ratings or those of its subsidiaries could adversely affect the Group’s access to liquidity and capital markets, limit the range of counterparties willing to enter into transactions with the Group and its subsidiaries, trigger additional collateral or other requirements, adversely affect its competitive position, and/or increase its funding costs all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

18

Appendix 5 Risk factors

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2014 and such markets remain accommodating in the early part of 2015 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significant spreads. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending and may restrict the Group’s access to traditional sources of funding or increase the costs of accessing such funding. The ability of the Group’s regulator to bail-in senior and subordinated debt under the provisions of BRRD implemented in the UK since January 2015 may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group.

Management of the Group’s liquidity and funding focuses, among other things, on maintaining a resilient funding strategy for its assets in line with the Group’s wider strategic plan. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral. Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

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Appendix 5 Risk factors

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have changed recently and are subject to further material changes. Among others, the adoption of rules relating to ring-fencing, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK, the EU and the US has considerably affected the regulatory landscape in which the Group operates and will operate in the future. Increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. See also ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group’. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation, the value of its assets, and could have a material adverse effect on its business, funding costs and its results of operations and financial condition. See ‘Implementation by the Group of the various initiatives and programmes which form part of the Group’s Transformation Plan subjects the Group to increased and material execution risk’.

20

Appendix 5 Risk factors

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

●	requirements to separate retail banking from investment banking (ring-fencing);

●	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

●	the implementation of additional or conflicting capital, loss absorption or liquidity requirements, including those mandated under MREL or by the Financial Stability Board’s recommendations on TLAC;

●	restructuring certain of the Group’s non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

●	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

●	the design and implementation of national or supra-national mandated recovery, resolution or insolvency regimes;

●	additional rules and requirements adopted at the European level relating to the separation of certain trading activities from retail banking operations;

●	further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

●

the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

●	additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime;

●	requirements to operate in a way that prioritises objectives other than shareholder value creation;

●	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

●	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

●	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

●	other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing;

●	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

●	reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

●

the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of a financial transaction tax or changes in tax rates or to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax); and

●	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

21

Appendix 5 Risk factors

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the Group and any securities of the Group, including the write off, write-down or conversion of the Group’s securities

In the EU, the UK and the US regulators have or are in the process of implementing resolution regimes to ensure the timely and orderly resolution of financial institutions and limit the systemic risks resulting from the failure of global and complex financial groups. In the EU and the UK, the BRRD which came into force on 1 January 2015, sets out a harmonised legal framework governing the tools and powers available to national authorities to address the failure of banks and certain other financial institutions. These tools and powers include preparatory and preventive measures, early supervisory intervention powers and resolution tools. In July 2014, the PRA published a paper on the implementation of the BRRD in the UK and in December 2014 HM Treasury published final versions of the statutory instruments transposing the BRRD which came into effect in January 2015. The PRA published its final rules and requirements implementing the BRRD in January 2015. The EBA also published final draft regulatory technical standards in December 2014 on the content of resolution plans and final guidelines on measures to reduce or remove impediments to resolvability. The implementation of the BRRD in the UK may also continue to evolve over time to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.

As a result of its status as a GSIB and in accordance with the PRA’s resolution and recovery schemes then in place in the UK, the Group was required to meet certain resolution planning requirements by the end of 2012 and 2013. The Group’s US businesses and CFG made their required submissions to the Federal Reserve and the FDIC by their July 1, 2014 due dates. The US supervisory agencies subsequently announced that, beginning in 2015, banks would be required to submit their annual resolution plans by 31 December of each year instead of by 1 July. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the preventive measures set out above, the UK resolution authority now has available a wide range of powers to deal with failing financial institutions. As a result of the implementation of BRRD in the UK in January 2015, the provisions of the Banking Act 2009 have been substantially amended to enable the relevant authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail. In addition to the existing stabilisation options available under the Banking Act 2009 being (i) the transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) the transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity, the resolution entity will now be able to rely on an asset separation tool which will enable the Bank of England to use property transfer powers to transfer assets, rights and liabilities of a failing bank to an asset management vehicle. In addition, the new rules have transposed the BRRD requirement that the government stabilisation options may only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

22

Appendix 5 Risk factors

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers available to the UK resolution authority.  The bail-in option was introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The BRRD also includes a “bail-in” tool, which gives the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the Group and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity or to other securities of the failing institution or to alter the terms of an existing liability.  The UK Government amended the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, to ensure the consistency of these provisions with the bail-in provisions under the BRRD which came into effect on 1 January 2015, subject to certain transition provisions effective for debt instruments as of 19 February 2015 and with the exception of provisions relating to MREL and Article 55 of the BRRD which relates to liabilities within the scope of the bail-in powers but governed by the law of a third country. Such bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the Group to solvency. The bail-in regime adopted under the BRRD (and implemented in the UK) also provides that shareholders and creditors should not be left worse off as a result of the exercise of the stabilisation powers than they would have been had the bank not been resolved, but instead placed into insolvency. The exercise of the bail-in option will be determined by the resolution authority which will have discretion to determine whether the Group has reached a point of non-viability. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The methods for implementation of any resolution and recovery scheme remain the subject of debate, particularly with respect to banking group companies and for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

The potential impact of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities. The possible application of bail-in to the Group’s or certain of its subsidiaries’ debt securities and additional Tier 1 and Tier 2 capital securities may also make it more difficult to issue such securities in the capital markets and the cost of raising such funds may be higher than has historically been the case.

23

Appendix 5 Risk factors

The Group’s operations are highly dependent on its IT systems and is increasingly exposed to cyber security threats.

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations. In June 2012, computer system failures prevented NatWest, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure. In addition, in November 2014, the Group reached a settlement with the FCA and the PRA in relation to this incident and agreed a penalty of £42 million with the FCA and £14 million with the PRA. Ulster Bank, one of the Group’s subsidiaries, was also fined €3.5m by the Central Bank of Ireland in relation to the IT incident and IT governance failures which occurred in 2012. The vulnerabilities of the Group’s IT systems are due to the complexity of the Group’s IT infrastructure attributable in part to overlapping multiple legacy systems resulting from the Group’s acquisitions and the consequential gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group’s reputation, business and brands. The Group is also currently implementing a significant IT investment programme which involves execution risks and may not be successful. See ‘The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business’.

In addition, the Group is subject to cyber-security threats which have targeted financial institutions as well as governments and other institutions and have increased in the recent years. Failure to protect the Group’s operations from cyber-attacks could result in the loss of customer data or other sensitive information. During 2013, the Group experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, CFG and NatWest customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks and the Group expects greater regulatory engagement on cyber security in the future. Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

24

Appendix 5 Risk factors

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance, is inherent in the Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Reputational risks may be increased as a result of the implementation of the Group’s Transformation Plan. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group may suffer losses due to employee misconduct

The Group’s businesses are exposed to risk from potential non-compliance with policies, regulatory rules, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the LIBOR and foreign exchange investigations. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

In previous years, severe market events resulted in the Group recording large write-downs on its credit market exposures. Any deterioration in economic and financial market conditions or weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures and the value ultimately realised by the Group may be materially different from the current or estimated fair value.

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Appendix 5 Risk factors

As part of the Group’s previous restructuring and capital initiatives, including the 2013/2014 Strategic Plan, it has already materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The assets transferred to RCR (which included assets formerly part of the Group’s Non-Core division together with additional assets identified as part of a HM Treasury review), became part of the Group’s Capital Resolution Group (“CRG”) as of 1 January 2014. In connection with the establishment of CRG, the Group indicated its aspiration to remove the vast majority, if not all of the assets comprising RCR within three years which resulted in increased impairments of £4.5 billion which were recognised in Q4 2013. The value of the assets in RCR, excluding derivatives, was £14.9 billion at December 31, 2014 following significant reductions during 2014. Although the Group to date has successfully reduced the size of the RCR portfolio, the remaining assets in RCR may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. The CRG also includes the Group’s stake in the Williams & Glyn business as well as its remaining stake in CFG. In addition, as part of the restructuring of the Group’s CIB business, the Group will be exiting or disposing of substantial parts of that business. The Group’s interest in these businesses may be difficult to sell due to unfavourable market conditions for such assets or businesses. See also ‘The Group’s ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group’. Any of these factors could require the Group to recognise further significant write-downs, realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements

The Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk is the risk that the assets of the Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities which are long-term in nature, and as a result of which, the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The funded schemes hold assets to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of the asset portfolios, together with any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities.

In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes. Given the economic and financial market difficulties that arose out of the financial crisis and the risk that such conditions may occur again over the near and medium term, the Group has experienced and may continue to experience increasing pension deficits or be required or elect to make further contributions to its pension schemes. Such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBSG will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

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Appendix 5 Risk factors

The Banking Reform Act 2013 requires banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing will require changes to the structure of the Group’s existing defined benefit pension schemes as ring-fenced banks may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank’s group, which could affect assessments of the Group’s schemes deficits. The Financial Services and Markets Act 2000 (Banking Reform Pensions) Regulations 2015 requires that ring-fence banks ensure that they cannot become liable for the pension schemes of the rest of their group, or anyone else after January 1, 2026.  The Group is developing a strategy to meet the requirements of these regulations, which has been discussed with the PRA.  The implementation of this strategy will require the agreement of pension scheme trustees.  Discussions with the pension trustee will be influenced by the Group’s overall ring-fence strategy and its pension funding and investment strategies.  If agreement is not reached with the pension trustee, alternative options less favourable to the Group will need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee.

The financial performance of the Group has been, and may continue to be, materially affected by counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2014 credit risk assets in the UK were £180.8 billion, in North America £81.8 billion and in Western Europe (excluding the UK) £76.3 billion); and within certain business sectors, namely personal finance, financial institutions,  commercial real estate, shipping and the oil and gas sector (at 31 December 2014 personal finance lending amounted to £180.8 billion, lending to financial institutions was £91.5 billion, commercial real estate lending was £43.3 billion, lending to the oil and gas sector was £10.7 billion and lending against ocean going vessels was £10.4 billion). As the Group implements its new strategy and withdraws from many geographic markets and materially scales down its activities in the United States, the Group’s relative exposure to the UK will increase significantly as its business becomes more concentrated in the UK.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group’s commercial real estate portfolio. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

27

Appendix 5 Risk factors

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the BRRD. Current expectations are that the SRM will apply from 1 January 2016, subject to certain provisions which came into effect from 1 January 2015 relating to the cooperation between national resolution authorities and the financial stability board. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of Central Banks in Europe and of the Federal Reserve in the US and lead to sharp and sudden variations in foreign exchange rates. For accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

28

Appendix 5 Risk factors

The performance and volatility of financial markets affects bond and equity prices, has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets experienced significant volatility towards the end of 2014 and this trend has continued in early 2015, resulting in further short term changes in the valuation of certain of the Group’s assets. In addition, during the last quarter of 2014, oil prices fell significantly against their historical levels and other commodity prices also decreased. The Group is exposed to oil prices though its exposure to counterparties in the energy sector and oil producing countries. Further or sustained decreases in oil prices could negatively impact counterparties and the value of the Group’s trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009.

The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition.

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Appendix 5 Risk factors

In addition, the BRRD requires Member States to establish financing arrangements for the purpose of ensuring the effective application by national resolution authorities of the resolution tools and powers, which will require national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles as well as “ex post” funding contributions. Following the adoption of the European delegated regulation on “ex-ante” contributions, the UK government confirmed that it would implement the “ex post” funding requirements through the UK bank levy of the Finance Act 2011.

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate

Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives.

Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates also need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

The Group relies on valuation, capital and stress test models to conduct its business and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macro economic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results.

Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models to assess the value of its assets and its risk exposure and anticipate capital and funding requirements. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the risk profile of the Group’s financial instruments. Some of the analytical models used by the Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Should such models prove to be incorrect or misleading, decisions made by the Group in reliance thereon could expose the Group to business, capital and funding risk.

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Appendix 5 Risk factors

The Group’s results could be adversely affected in the event of goodwill impairment

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2014, the Group carried goodwill of £6.3 billion on its balance sheet.

The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and may be affected by changes to tax legislation

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. At 31 December 2014, the value of the Group’s deferred tax assets was £1.5 billion. In December 2014 the UK Government announced a proposed restriction on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015 which may also affect the recoverable amount of recognised deferred tax assets. In addition, the implementation of the rules relating to ring-fencing and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax losses within the Group  as deferred tax assets .

31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

27 March 2015